United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

DECEMBER 31, 2025

FINANCIAL STATEMENTS 2025

(A free translation of the original in Portuguese)

Port of Tubarão, Vitória–ES.
Photo: Andre Barcelo

Contents

Income Statement 3
Statement of Comprehensive Income 4
Statement of Cash Flows 5
Statement of Financial Position 6
Statement of Changes in Equity 7
Value Added Statement 8
Performance 10
1. Corporate information 10
2. Significant events and transactions related to 2025 financial statements 11
3. Information by business segment and geographic area 12
4. Costs and expenses by nature 15
5. Taxes 16
6. Basic and diluted earnings per share 22
Working capital 24
7. Accounts receivable 24
8. Inventories 25
9. Suppliers and other payables 25
10. Streaming transactions 26
11. Cash flows from operating activities 28
Operating assets 30
12. Impairment and result on disposal of non-current assets 30
13. Property, plant, and equipment 35
14. Provision for de-characterization of dam structures and asset retirement obligations 38
15. Intangibles 41
16. Railway concessions 43
17. Climate-related financial information 45
Financial management 48
18. Financial results 48
19. Financial assets and liabilities 49
20. Financial and capital risk management 53
21. Loans and borrowings 60
22. Leases 62
23. Other financial assets and liabilities 64
24. Cash flows from financing activities 66
Provisions, contingencies and other committments 69
25. Brumadinho dam failure 69
26. Liabilities related to associates and joint ventures 71
27. Legal and administrative proceedings 74
28. Commitments and guarantees 78
Capital structure 80
29. Equity 80
a) Share capital 80
b) Cancellation of treasury shares 80
c) Share buyback program 81
d) Profit distribution 81
e) Remuneration approved 82
f) Profit reserves 82
Related parties 85
30. Investments in associates and joint ventures 85
31. Acquisitions and divestitures 90
32. Employee benefits 95
33. Related parties 104
Basis of preparation and other requirements 109
34. Basis of preparation of the financial statements 110
Independent auditor's report on the Parent company and consolidated financial statements 112

		Consolidated			Parent company
Year ended December 31,	Notes	2025	2024	2023	2025	2024
Net operating revenue	3(b)	213,595	206,005	208,066	128,402	139,860
Cost of goods sold and services rendered	4(a)	(138,887)	(131,318)	(120,016)	(70,856)	(67,152)
Gross profit		74,708	74,687	88,050	57,546	72,708

Operating expenses
Selling and administrative	4(b)	(3,566)	(3,397)	(2,758)	(1,707)	(1,569)
Research and development		(3,848)	(4,307)	(3,598)	(2,385)	(2,353)
Pre-operating and operational stoppage	14	(1,507)	(2,189)	(2,249)	(1,374)	(1,957)
Equity results and others results from subsidiaries	30	—	—	—	(4,745)	(586)
Other operating expenses, net	4(c)	(7,501)	(8,275)	(7,422)	(6,465)	(6,865)
Impairment and result on disposals of non-current assets, net	12	(25,147)	510	(1,317)	(3,455)	441
Operating income		33,139	57,029	70,706	37,415	59,819

Financial income	18	2,803	2,281	2,159	1,707	1,083
Financial expenses	18	(9,179)	(7,968)	(7,276)	(8,711)	(8,145)
Other financial items, net	18	1,100	(15,548)	(4,601)	196	(11,598)
Equity results and other results in associates and joint ventures	26 and 30	(1,170)	(1,570)	(5,434)	(1,170)	(1,570)
Income before income taxes		26,693	34,224	55,554	29,437	39,589

Income taxes	5	(14,882)	(3,793)	(15,000)	(15,623)	(7,997)

Net income		11,811	30,431	40,554	13,814	31,592
Net income (loss) attributable to noncontrolling interests		(2,003)	(1,161)	614	—
Net income attributable to Vale S.A.'s shareholders		13,814	31,592	39,940	13,814	31,592

Earnings per share attributable to Vale S.A.'s shareholders	6
Basic earnings per common share (R$)		3.24	7.39	9.15	3.24	7.39
Diluted earnings per common share (R$)		3.23	7.38	9.15	3.23	7.38

The accompanying notes are an integral part of these financial statements.

3

		Consolidated			Parent Company
Year ended in December 31,	Notes	2025	2024	2023	2025	2024
Net income		11,811	30,431	40,554	13,814	31,592
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		105	583	(331)	(65)	301
Adjustments to fair value in equity interests measured at fair value through other comprehensive income		-	-	63	170	-
Equity interests in other comprehensive income of subsidiaries		-	-	-	-	282
		105	583	(268)	105	583
Items that may be reclassified to income statement
Translation adjustments of foreign operations (i)		(6,044)	14,786	(2,794)	(5,739)	12,814
Hedge of net investment in foreign operation	20(a.iv)	1,581	(2,750)	683	1,581	(2,750)
Cash flow hedge	20(a.iv)	-	-	(88)	-	-
Reclassification of cumulative translation adjustment to income statement (ii)		55	(6,145)		55	(6,145)
		(4,408)	5,891	(2,199)	(4,103)	3,919
Comprehensive income		7,508	36,905	38,087	9,816	36,094

Comprehensive income (loss) attributable to noncontrolling interests		(2,308)	811	63	-	-
Comprehensive income attributable to Vale S.A.'s shareholders		9,816	36,094	38,024	-	-

(i) Includes the effect of variation in the exchange rates used by the Company to convert the financial information of subsidiaries operating in an international economic environment, with a currency different from the functional currency of Vale S.A. (notes 33c).

(ii)  For the year ended December 31, 2024, the effect refers substantially to the reclassification of accumulated translation adjustments of Vale Oman Distribution Center and PT Vale Indonesia Tbk, in the amounts of R$620 (US$112 million) and R$5,728 (US$1,063 million), respectively (notes 31c and 31d).

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 5.

The accompanying notes are an integral part of these financial statements.

4

		Consolidated			Parent Company
Year ended December 31,	Notes	2025	2024	2023	2025	2024
Cash generated from operations	11(a)	74,283	74,022	86,220	67,821	71,272
Payment of interest on loans, financing and other financial liabilities	24	(5,590)	(4,710)	(3,695)	(6,216)	(6,138)
Receipts (payments) from the settlement of derivatives, net	20	3,224	(34)	2,798	3,120	(18)
Payments related to the Brumadinho event	25	(4,826)	(4,934)	(6,597)	(4,826)	(4,934)
Payments related to de-characterization of dams	14	(2,100)	(2,876)	(2,275)	(2,100)	(2,876)
Payments related to participative shareholder's debentures partially repurchased and remuneration	23(b)	(5,113)	(1,293)	(1,172)	(5,113)	(1,293)
Payments of income taxes (including refinancing programs)		(11,113)	(9,976)	(9,374)	(9,042)	(8,491)
Net cash generated by operating activities		48,765	50,199	65,905	43,644	47,522

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(33,390)	(35,098)	(29,446)	(23,880)	(24,123)
Payments related to the Samarco dam failure	26(a)	(12,726)	(4,651)	(2,728)	(12,726)	(4,651)
Advanced payment related to renegotiation of railway concession contracts	16	–	(4,000)	–	–	(4,000)
Cash received (paid) from disposal and acquisition of investments, net	31	4,674	13,966	(697)	5,332	(2,918)
Dividends received from associates and joint ventures		1,719	446	1,010	2,400	3,691
Short-term investment, net		1,865	(533)	613	1,485	101
Other investing activities, net		(605)	(911)	(177)	(664)	(928)
Net cash used in investing activities		(38,463)	(30,781)	(31,425)	(28,053)	(32,828)

Cash flow from financing activities:
Loans and borrowings from third parties	24	26,523	26,701	9,585	9,299	13,694
Payments of loans and borrowings to third parties	24	(8,299)	(14,344)	(3,215)	(2,142)	(1,264)
Payments of leasing	22(b)	(971)	(1,108)	(1,159)	(401)	(382)
Dividends and interest on capital paid to Vale S.A.’s shareholders	29(e.i)	(19,971)	(20,662)	(27,759)	(19,971)	(20,662)
Dividends and interest on capital paid to noncontrolling interest	30(c)	–	(1)	(208)	–	–
Shares buyback program	29(c)	–	(2,054)	(13,593)	–	(1,204)
Issuance of subordinated notes	24	3,957	–	–	–	–
Acquisition of additional stake in VOPC	31(g)	–	–	(653)	–	–
Net cash generated (used) in financing activities		1,239	(11,468)	(37,002)	(13,215)	(9,818)

Net increase (decrease) in cash and cash equivalents		11,541	7,950	(2,522)	2,376	4,876
Cash and cash equivalents at the beginning of the year		30,671	17,474	24,711	9,084	4,193
Effect of exchange rate changes on cash and cash equivalents		(1,649)	4,829	(1,314)	–	–
Cash from subsidiaries classified as non-current assets held for sale and others		–	418	(3,401)	–	15
Cash and cash equivalents at end of the year		40,563	30,671	17,474	11,460	9,084

The accompanying notes are an integral part of these financial statements.

5

		Consolidated		Parent Company
December 31,	Notes	2025	2024	2025	2024
Assets
Current assets
Cash and cash equivalents	19	40,563	30,671	11,460	9,084
Short-term investments	19	1,066	331	899	12
Accounts receivable	7	12,639	14,600	15,081	28,663
Other financial assets	23	2,517	331	1,425	194
Inventories	8	32,666	28,513	7,944	7,975
Recoverable taxes	5(e)	8,280	6,811	5,856	4,933
Other		2,914	2,219	2,271	2,005
		100,645	83,476	44,936	52,866
Non-current assets
Judicial deposits	27(c)	3,580	3,326	3,453	3,208
Other financial assets	23	2,637	1,429	1,230	179
Recoverable taxes	5(e)	9,768	8,030	8,608	5,580
Deferred income taxes	5(b)	34,761	51,050	24,899	43,241
Other		7,728	8,157	5,321	4,997
		58,474	71,992	43,511	57,205

Investments	30	27,674	28,158	133,861	152,740
Intangibles	15	49,261	65,105	42,045	41,693
Property, plant, and equipment	13	240,040	247,594	159,608	150,812
		375,449	412,849	379,025	402,450
Total assets		476,094	496,325	423,961	455,316

Liabilities and shareholders equity
Current liabilities
Suppliers and other accounts payable	9	30,621	26,217	17,289	15,286
Loans and borrowings	21	2,847	6,316	960	819
Leases	22	884	907	329	367
Railway concession	16	3,138	2,895	3,138	2,895
Other financial liabilities	23	3,603	6,660	26,970	19,249
Taxes payable	5(e)	3,781	3,559	1,255	1,948
Settlement programs ("REFIS")	5(e)	2,328	2,184	2,328	2,184
Liabilities related to Brumadinho	25	4,168	4,420	4,168	4,420
Liabilities related to associates and joint ventures	26	5,955	11,421	5,955	11,421
De-characterization of dams and asset retirement obligations	14	4,774	5,160	4,208	4,451
Provisions for litigation	27(a)	794	736	794	736
Employee benefits	32	6,234	6,266	4,025	3,925
Dividends payable	29(e)	14,588	2,046	14,588	2,046
Other		3,605	2,268	2,672	2,718
		87,320	81,055	88,679	72,465
Non-current liabilities
Loans and borrowings	21	96,932	85,282	35,134	30,164
Leases	22	2,794	3,507	831	956
Railway concession	16	10,034	11,684	10,034	11,684
Other financial liabilities	23	16,770	16,576	53,825	75,195
Settlement programs ("REFIS")	5(e)	4,314	6,234	4,314	6,234
Deferred income taxes	5(b)	588	2,757	–	–
Liabilities related to Brumadinho	25	6,345	7,778	6,345	7,778
Liabilities related to associates and joint ventures	26	8,424	11,261	8,424	11,261
De-characterization of dams and asset retirement obligations	14	29,128	30,529	18,667	18,870
Provisions for litigation	27(a)	4,944	5,536	4,607	5,088
Employee benefits	32	6,680	6,925	2,489	2,205
Streaming transactions		10,831	11,651	–	–
Other		2,064	1,830	6,313	6,644
		199,848	201,550	150,983	176,079
Total liabilities		287,168	282,605	239,662	248,544

Equity	29
Equity attributable to Vale S.A.'s shareholders		184,299	206,772	184,299	206,772
Equity attributable to noncontrolling interests		4,627	6,948	–	–
Total equity		188,926	213,720	184,299	206,772
Total liabilities and equity		476,094	496,325	423,961	455,316

The accompanying notes are an integral part of these financial statements.

6

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2022		77,300	3,634	108,213	(25,675)	(5,276)	28,916	-	187,112	7,782	194,894
Net income		-	-	-	-	-	-	39,940	39,940	614	40,554
Other comprehensive income		-	-	-	-	(420)	(1,496)	-	(1,916)	(551)	(2,467)
Dividends and interest on capital of Vale S.A.'s shareholders	29(e)	-	-	(2,265)	-	-	-	(18,310)	(20,575)	-	(20,575)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(187)	(187)
Transaction with noncontrolling interests	31(g)	-	-	-	-	15	-	-	15	(298)	(283)
Appropriation to undistributed retained earnings		-	-	21,630	-	-	-	(21,630)	-	-	-
Shares buyback program	29(c)	-	-	-	(13,593)	-	-	-	(13,593)	-	(13,593)
Share-based payment programs	32(b)	-	-	-	132	(150)	-	-	(18)	-	(18)
Treasury shares canceled	29(b)	-	-	(21,397)	21,397	-	-	-	-	-	-
Balance as of December 31, 2023		77,300	3,634	106,181	(17,739)	(5,831)	27,420	-	190,965	7,360	198,325
Net income		-	-	-	-	-	-	31,592	31,592	(1,161)	30,431
Other comprehensive income		-	-	-	-	756	3,746	-	4,502	1,972	6,474
Dividends and interest on capital of Vale S.A.'s shareholders	29(e)	-	-	(11,722)	-	-	-	(11,162)	(22,884)	-	(22,884)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(1)	(1)
Transaction with noncontrolling interests (i)		-	-	-	-	4,593	-	-	4,593	(1,222)	3,371
Appropriation to undistributed retained earnings		-	-	20,430	-	-	-	(20,430)	-	-	-
Shares buyback program	29(c)	-	-	-	(2,054)	-	-	-	(2,054)	-	(2,054)
Share-based payment programs	32(b)	-	-	-	8	50	-	-	58	-	58
Balance as of December 31, 2024		77,300	3,634	114,889	(19,785)	(432)	31,166	-	206,772	6,948	213,720
Net income		-	-	-	-	-	-	13,814	13,814	(2,003)	11,811
Other comprehensive income		-	-	-	-	24	(4,022)	-	(3,998)	(305)	(4,303)
Dividends and interest on capital of Vale S.A.'s shareholders	29(e)	-	-	(21,791)	-	-	-	(10,733)	(32,524)	-	(32,524)
Dividends of noncontrolling interests		-	-	-	-	-	-	-	-	(24)	(24)
Transaction with noncontrolling interests		-	-	-	-	-	-	-	-	11	11
Appropriation to undistributed retained earnings	29(d)	-	-	3,081	-	-	-	(3,081)	-	-	-
Share-based payment programs	32(b)	-	-	-	4	231	-	-	235	-	235
Balance as of December 31, 2025		77,300	3,634	96,179	(19,781)	(177)	27,144	-	184,299	4,627	188,926
(i)	The effect on equity attributable to noncontrolling interests in 2024 includes the derecognition of noncontrolling shareholders of PT Vale Indonesia Tbk in the amount of R$9,050 (US$1,628 million), (note 31d) and the recognition of noncontrolling shareholders of Vale Base Metals Limited in the amount of R$7,828 (US$1,514 million), (note 31e).

The accompanying notes are an integral part of these financial statements.

7

	Consolidated		Parent company
Year ended December 31,	2025	2024	2025	2024
Generation of value added
Gross revenue
Revenue from products and services	215,288	208,129	129,958	141,892
Revenue from the construction of own assets	5,908	7,808	5,511	6,857
Other revenues	1,477	1,470	1,207	1,308
Less:
Cost of products, goods and services sold	(46,736)	(40,846)	(26,609)	(25,040)
Material, energy, third-party services and other	(53,790)	(54,106)	(19,165)	(19,387)
Impairment losses and results from the write-off of non-current assets, net	(25,147)	510	(3,455)	441
Expenses related to Brumadinho event	(3,303)	(2,670)	(3,303)	(2,670)
De-characterization of dams	1,014	1,141	1,014	1,141
Other costs and expenses	(15,904)	(19,636)	(10,513)	(11,964)
Gross value added	78,807	101,800	74,645	92,578
Depreciation, amortization and depletion	(17,306)	(16,525)	(10,867)	(10,075)
Net value added	61,501	85,275	63,778	82,503

Received from third parties:
Equity results	(1,170)	(1,570)	(5,915)	(2,156)
Financial results	3,131	8,055	1,786	7,985
Total value added to be distributed	63,462	91,760	59,649	88,332

Personnel and charges
Direct compensation	11,760	10,808	6,231	5,580
Benefits	4,707	4,381	3,794	3,440
FGTS	527	513	470	459
Taxes and contributions
Federal taxes	21,515	10,276	21,907	14,114
State taxes	4,633	4,719	4,106	4,579
Municipal taxes	131	184	91	131
Remuneration of third-party capital
Interest (net derivatives and monetary and exchange rate variation)	7,442	28,637	8,375	26,706
Leasing	936	1,811	861	1,731
Remuneration of own capital
Reinvested net income from continuing operations	13,814	31,592	13,814	31,592
Net income attributable to noncontrolling interest	(2,003)	(1,161)	–	–
Distributed value added	63,462	91,760	59,649	88,332

The accompanying notes are an integral part of these financial statements.

8

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Performance

9

1. Corporate information

Vale S.A. (“Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale S.A.’s share capital consists of common shares traded on B3 under the code VALE3. The Company also has American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE") under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The shareholding structure is presented in note 29 to these financial statements.

Vale S.A., together with its subsidiaries (“Vale” or the “Company”), is one of the world’s largest producers of iron ore and nickel, and also produces iron ore pellets and briquettes, copper, and by-products such as platinum-group metals (PGM), gold, silver, and cobalt.

The Company’s business is organized into two operating segments: “Iron Ore Solutions” and “Vale Base Metals” (note 3).

Iron Ore Solutions

It comprises the extraction of iron ore, the production of pellets and briquettes, as well as large-scale logistics systems and distribution centers integrated with its mining operations, including railways, maritime terminals, and ports.

•	Iron ore. The Company operates three systems in Brazil for the production and distribution of iron ore:

North System. Fully integrated, with three mining complexes, a railway, and a maritime terminal.

Southeast System. Fully integrated, with three mining complexes, a railway, and maritime terminals.

South System. Composed of two mining complexes and maritime terminals.

•	Iron ore pellets and other ferrous products. Vale has a diversified portfolio of agglomerated products, including pellets and briquettes. The Company operates eight pelletizing plants in Brazil, two in Oman dedicated to pellet production, and two briquette plants in Brazil for briquette production.

Most of these products are sold to the international market through the group’s main trading company, Vale International S.A. (“VISA”), a wholly owned subsidiary of Vale headquartered in Switzerland.

Vale Base Metals

The Vale Base Metals segment is operated by Vale Base Metals (VBM) and comprises the production of nickel, copper, and their respective by-products.

•	Nickel. The main operations are conducted by Vale Canada Limited (“Vale Canada”), which operates mines and processing plants in Canada and Brazil, as well as nickel refining facilities in the United Kingdom and Japan. The Company also holds interests in nickel operations in Indonesia.

•	Copper. In Brazil, the Company produces copper concentrates at Sossego and Salobo, located in Carajás, in the state of Pará. In Canada, through Vale Canada, it produces copper concentrates and cathodes associated with nickel operations in Sudbury (Ontario) and Voisey’s Bay (Newfoundland and Labrador).

•	Other base metals. In Sudbury, the ore extracted generates cobalt, PGMs, silver, and gold as by-products, which are processed at the refining facilities in Port Colborne (Ontario). In Canada, the Company also produces refined cobalt at Long Harbour (Newfoundland and Labrador). The copper operations at Sossego and Salobo also produce silver and gold as by-products. The Company also has streaming transactions related to nickel and copper by-products, as presented in note 10 to these financial statements.

The Company also engages in greenfield mineral exploration in five countries: Brazil, Canada, Chile, Peru, and Indonesia. In addition, Vale holds interests in associates and joint ventures, primarily involved in the production of ferrous products and base metals, in the operation of logistics infrastructure, and in energy businesses that aim to meet part of Vale’s consumption needs through renewable sources. The list of the Company’s investments in subsidiaries, associates, and joint ventures is presented in note 30.

10

2. Significant events and transactions related to 2025 financial statements

Operating assets

•	Impairment loss on Nickel Assets (Vale Base Metals) – In the last quarter of 2025, the Company identified impairment triggers for its nickel cash-generating units ("CGUs"). Thus, Vale carried out impairment tests for those CGUs, resulting in the recognition of impairment losses related to the Newfoundland and Labrador CGU, located in Canada, in the amount of R$9,517 (US$1,745 million). In addition, the impairment test of the goodwill allocated to the Canadian nickel CGUs resulted in the recognition of an impairment loss in the amount of R$9,463 (US$1,735 million). These losses are presented as ‘Impairment and result on disposals of non-current assets, net’ in the income statement for the year. Further details are disclosed in Note 12 to these financial statements.

Financial management
•	Repurchase of participative shareholders' debentures – In November 2025, Vale completed the partial repurchase of its participative shareholders' debentures for R$3,755 (US$703 million), including the payment of a premium of R$80 (US$15 million), which is presented in the income statement as "Financial expenses". Further details are disclosed in Note 23(b) to these financial statements.
•	Issuance of subordinated notes – In November 2025, Vale issued subordinated notes in the amount of R$4,006 (US$750 million), maturing in 2056. Further details are presented in note 23(a) to these financial statements.
•	Debentures public offering – In June 2025, the Company issued Debentures of R$6 billion (US$1,080 million), maturing in 2032, 2035 and 2037. Further details are presented in note 24 to these financial statements.
•	Bond issuance and repurchase - In February 2025, the Company issued bonds in the amount of R$4,324 (US$750 million) maturing in 2054. In March 2025, these proceeds were partially used to redeem bonds maturing in 2034, 2036 and 2039 in the total amount of R$1,890 (US$329 million). As a result of the early redemption, Vale paid a premium of R$254 (US$44 million), which was recorded in the income statement as "Financial expenses". Further details are presented in note 24 to these financial statements.
Provision and contingencies
•	Claim in the United Kingdom – In November 2025, the English court confirmed BHP’s liability for the failure of the Fundão dam in 2015, which was operated by Samarco, a joint venture of Vale and BHP. As a result, Vale recognized an additional provision of R$2,450 (US$449 million), presented in the income statement as “Equity results and other results in associates and joint ventures.” Further details are presented in note 26(c) to these financial statements.
Capital structure
•	Shareholder remuneration – During 2025, the Company approved dividends and interest on shareholders’ equity to its shareholders in the amount of R$32,524 (US$5,923 million). Further details are presented in note 29(e) to these financial statements.
Related parties
•	Divestment of Aliança Geração de Energia S.A. (“Aliança”) – In September 2025, the Company completed the sale of a 70% interest in Aliança to Global Infrastructure Partners (“GIP”) for R$4,616 (US$871 million). As a result, Aliança became an associate, and Vale recognized a loss of R$1,146 (US$206 million) in the income statement, presented as ‘Impairment and result on disposals of non-current assets, net’. Further details are disclosed in note 31(a) to these financial statements.

11

3. Information by business segment and geographic area

The reportable operating segments are aligned with the products and reflect the structure used by Management to assess the Company’s performance. The boards responsible for making operational decisions, allocating resources, and evaluating performance, which include the Executive Committee and the Board of Directors, use adjusted EBITDA as the performance measure by business segment.

Segment	Main activities
Iron Ore Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Vale Base Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, and other metals), and copper, as well as its by-products (gold and silver).

The Company’s adjusted EBITDA is calculated based on operating income (loss), including the EBITDA of associates and joint ventures, which corresponds to a measure of ‘equity results’ (note 30), and excluding (i) depreciation, depletion and amortization; and (ii) impairment losses and results from the write-off of non-current assets, net, and other items.

In addition, unallocated items to the operating segment include corporate expenses, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

a) Adjusted EBITDA

	Consolidated
Year ended December 31,	Notes	2025	2024	2023
Iron ore		64,227	62,868	75,558
Iron ore pellets		11,462	17,050	15,658
Other ferrous products and logistics services		1,056	1,726	2,345
Iron Ore Solutions		76,745	81,644	93,561

Nickel		3,905	616	4,299
Copper		15,282	8,321	5,475
Other base metals		(655)	(1,008)	59
Vale Base Metals		18,532	7,929	9,833

Unallocated items		(9,387)	(9,452)	(10,800)

Adjusted EBITDA		85,890	80,121	92,594

Depreciation, depletion and amortization	11(a)	(17,306)	(16,525)	(15,300)
Impairment and result on disposals of non-current assets, net and other (i)		(29,478)	(1,473)	(2,390)
EBITDA from associates and joint ventures		(5,967)	(5,094)	(4,198)
Operating income		33,139	57,029	70,706

Equity results and other results in associates and joint ventures	30	(1,170)	(1,570)	(5,434)
Financial results	18	(5,276)	(21,235)	(9,718)
Income before income taxes		26,693	34,224	55,554

(i) Includes R$19,517 (US$3,578 million) of impairment losses (2024: R$13,471 (US$2,210 million) and 2023: R$0 (US$0)), R$5,630 (US$1,021 million) of net losses from the write-off of non-current assets (2024: net gains of R$13,981 (US$2,511 million) and 2023: net losses of R$1,317 (US$266 million)), and R$4,331 (US$785 million) of expenses to reflect the performance of streaming transactions at market prices (2024: R$1,983 (US$356 million) and 2023: R$1,073 (US$216 million).

12

b) Net operating revenue by business segment and geographic area

	Consolidated
	Year ended December 31, 2025
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Other base metals	Total Vale Base Metals	Net operating revenue
China (i)	102,762	84	–	102,846	2,902	1,735	265	4,902	107,748
Japan	11,147	937	8	12,092	1,461	–	–	1,461	13,553
Asia, except Japan and China	13,704	1,798	117	15,619	2,296	3,251	363	5,910	21,529
Brazil	5,469	7,623	3,923	17,015	394	–	124	518	17,533
United States of America	–	1,088	–	1,088	4,837	–	257	5,094	6,182
Americas, except United States and Brazil	–	1,072	–	1,072	3,187	–	–	3,187	4,259
Germany	1,736	774	–	2,510	3,200	4,607	37	7,844	10,354
Europe, except Germany	4,215	501	–	4,716	5,291	11,258	215	16,764	21,480
Middle East, Africa, and Oceania	–	10,636	–	10,636	321	–	–	321	10,957
Net operating revenue	139,033	24,513	4,048	167,594	23,889	20,851	1,261	46,001	213,595

	Consolidated
	Year ended December 31, 2024
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Other base metals	Total Vale Base Metals	Net operating revenue
China (i)	98,553	–	–	98,553	2,359	3,920	368	6,647	105,200
Japan	12,863	1,495	9	14,367	1,924	–	175	2,099	16,466
Asia, except Japan and China	11,001	2,074	63	13,138	2,084	421	–	2,505	15,643
Brazil	5,810	9,116	3,821	18,747	275	–	111	386	19,133
United States of America	154	913	1	1,068	4,641	–	104	4,745	5,813
Americas, except United States and Brazil	–	2,380	3	2,383	2,288	479	–	2,767	5,150
Germany	1,704	1,020	–	2,724	2,184	3,090	2	5,276	8,000
Europe, except Germany	4,217	799	1	5,017	3,963	7,321	–	11,284	16,301
Middle East, Africa, and Oceania	33	14,101	–	14,134	165	–	–	165	14,299
Net operating revenue	134,335	31,898	3,898	170,131	19,883	15,231	760	35,874	206,005

	Consolidated
	Year ended December 31, 2023
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Total Vale Base Metals	Others	Net operating revenue
China (i)	104,582	12	–	104,594	3,431	2,250	5,681	–	110,275
Japan	11,738	1,383	4	13,125	2,916	–	2,916	–	16,041
Asia, except Japan and China	8,399	2,011	53	10,463	2,311	524	2,835	–	13,298
Brazil	6,848	8,410	2,498	17,756	318	–	318	677	18,751
United States of America	–	1,309	–	1,309	6,818	–	6,818	–	8,127
Americas, except United States and Brazil	5	2,000	7	2,012	2,288	198	2,486	–	4,498
Germany	1,226	285	6	1,517	2,318	2,960	5,278	–	6,795
Europe, except Germany	5,208	1,885	–	7,093	5,436	5,903	11,339	–	18,432
Middle East, Africa, and Oceania	–	11,676	–	11,676	173	–	173	–	11,849
Net operating revenue	138,006	28,971	2,568	169,545	26,009	11,835	37,844	677	208,066

(i) Includes operating revenue of China Mainland in the amount of R$105,697 (US$19,038 million) (2024: R$100,765 (US$18,556 million) and 2023: R$107,122 (US$21,577 million)) and Taiwan in the amount of R$2,051 (US$367 million) (2024: R$4,435 (US$819 million) and 2023: R$3,153 (US$633 million)).

13

In 2025 and 2024, no customer individually represented 10% or more of the Company's revenue. In 2023, the revenue from a single customer from the Iron Ore Solutions segment totaled R$20,881 (US$4,239 million), individually representing 10% of the Company's total revenue.

c) Costs of goods sold and services rendered by business segment

	Consolidated
Year ended December 31,	2025	2024	2023
Iron Ore	75,023	69,523	61,446
Iron Ore Pellets	14,011	15,755	13,779
Other ferrous products and logistics services	3,388	3,010	1,669
Iron Ore Solutions	92,422	88,288	76,894

Nickel	19,620	18,537	20,849
Copper	9,151	7,976	6,766
Other base metals	1,205	828	–
Vale Base Metals	29,976	27,341	27,615

Other	–	–	974

Depreciation, depletion and amortization	16,489	15,689	14,533
Cost of goods sold and services rendered	138,887	131,318	120,016

d) Assets by geographic area

	Consolidated
	December 31, 2025				December 31, 2024
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	14,268	49,210	185,732	249,210	12,670	54,781	177,757	245,208
Canada	–	42	44,318	44,360	–	10,315	58,533	68,848
Americas, except Brazil and Canada	–	–	20	20	–	–	21	21
Indonesia	10,138	–	348	10,486	11,676	–	376	12,052
China	–	6	15	21	–	3	25	28
Asia, except Indonesia and China	–	1	3,429	3,430	–	2	4,046	4,048
Europe	–	–	3,393	3,393	–	1	3,647	3,648
Oman	3,268	2	2,785	6,055	3,812	3	3,189	7,004
Total	27,674	49,261	240,040	316,975	28,158	65,105	247,594	340,857

14

Accounting policy

Revenue from sales - Revenue from sales is recognized when control of a good or service is transferred to a customer. Given the diverse shipping terms associated with Vale's sales, revenue may be recognized at various stages: (i) when the product is available at the loading port, (ii) upon loading onto the ship, (iii) at the port of discharge, or (iv) at the customer's warehouse.

A substantial portion of Vale's sales operates under Cost and Freight ("CFR") and Cost, Insurance, and Freight ("CIF") Incoterms. In these instances, where the Company provides shipping services after the transfer of control, such services are treated as a distinct performance obligation. A portion of the transaction price is allocated and recognized over time as the shipping services are rendered.

Typically, contract payment terms involve upfront payments or the utilization of letters of credit. These terms generally do not have a significant financing component. Occasionally, sale prices are provisionally set at the sale date, with subsequent adjustments based on market fluctuations or contractual terms until the final pricing date.

Revenue recognition is based on the estimated fair value of the total consideration receivable. The provisional pricing mechanism embedded in these sales arrangements is deemed to have the characteristics of a derivative. Consequently, the fair value of the final sale price adjustment is continuously reassessed, and any changes are recognized as operational revenue in the income statement.

4. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Consolidated			Parent Company
Year ended December 31,	2025	2024	2023	2025	2024
Shipping and other freight costs	27,748	27,254	22,481	299	336
Services	27,144	24,362	20,569	15,352	14,382
Depreciation, depletion and amortization	16,489	15,689	14,533	10,323	9,441
Personnel	16,121	14,600	14,626	10,580	9,461
Materials	15,751	14,907	13,615	9,968	9,373
Acquisition of products	14,575	10,745	11,252	7,504	6,134
Royalties	7,082	6,932	6,397	6,584	6,607
Fuel oil and gas	6,456	7,523	8,120	5,320	5,760
Energy	3,311	3,514	3,893	2,185	2,334
Others	4,210	5,792	4,530	2,741	3,324
Total	138,887	131,318	120,016	70,856	67,152

b) Selling and administrative expenses

	Consolidated			Parent company
Year ended December 31,	2025	2024	2023	2025	2024
Personnel	1,403	1,460	1,216	774	730
Services	880	869	770	421	403
Depreciation and amortization	400	307	235	143	141
Other	883	761	537	369	295
Total	3,566	3,397	2,758	1,707	1,569

c) Other operating expenses (revenue), net

		Consolidated			Parent Company
Year ended December 31,	Notes	2025	2024	2023	2025	2024
Expenses related to Brumadinho event	25	3,303	2,670	4,598	3,303	2,670
Increase (reversal) in provisions related to de-characterization of dam and asset decommissioning obligation, net	14	74	(931)	1,124	88	(1,058)
Provision for litigations	27(a)	1,313	1,681	1,138	1,241	1,648
Profit sharing program		829	997	742	545	701
Expenses related to socio-environmental commitments		742	2,108	895	736	2,105
Others		1,240	1,750	(1,075)	552	799
Total		7,501	8,275	7,422	6,465	6,865

15

5. Taxes

a) Income tax reconciliation

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

		Consolidated			Parent company
Year ended December 31,	Notes	2025	2024	2023	2025	2024
Income before income taxes		26,693	34,224	55,554	29,437	39,589
Income taxes at statutory rate (34%)		(9,076)	(11,636)	(18,888)	(10,009)	(13,460)
Adjustments that affect the taxes basis:
(Write-off) recognition of deferred tax assets on tax losses and other natures (i)		(15,449)	2,767	1,422	(13,391)	1,694
Tax incentives		5,895	3,420	5,310	3,835	2,331
Interest on capital		5,635	4,168	3,934	5,029	3,786
Effects on tax computation of foreign operations		(1,584)	(2,394)	(450)	(155)	(258)
Tax effects arising from divestments and acquisitions, net		(698)	3,554	–	(698)	576
Deduction of CSLL in Brazil	5(d)	688	–	–	688	–
Provision related to Samarco	26(a)	(671)	(2,007)	(1,975)	(671)	(2,007)
Equity results		685	548	423	(921)	348
Reversal of deferred income tax related to Renova Foundation		–	–	(5,468)	–	–
Other		(307)	(2,213)	692	670	(1,007)
Income taxes		(14,882)	(3,793)	(15,000)	(15,623)	(7,997)
Current tax		264	(10,595)	(6,869)	2,754	(8,956)
Deferred tax		(15,146)	6,802	(8,131)	(18,377)	959
Income taxes		(14,882)	(3,793)	(15,000)	(15,623)	(7,997)

(i) For the year ended December 31, 2025, the balance substantially relates to the write-off of deferred tax assets on tax loss carryforwards resulting from the update of the estimated future taxable profits in subsidiaries in Canada and Switzerland, mainly due to changes in long-term assumptions. Consequently, there is a tax loss carryforward balance amounting to R$34,951 (US$6,352 million) (2024: R$24,782 (US$4,002 million)), related to Vale S.A.’s subsidiaries, for which no deferred tax asset has been recognized as of December 31, 2025.

b) Deferred income tax assets and liabilities

Tax loss carryforward does not expire in the Brazilian jurisdiction and their compensation is limited to 30% of the taxable income for the year.

16

	Consolidated				Parent company
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
December 31,	2025	2024	2025	2024	2025	2024	2025	2024
Taxes losses carryforward	19,904	34,159	–	–	11,550	25,400	–	–
Temporary differences:
Asset retirement obligations and other liabilities	15,747	17,517	(3,480)	(3,152)	12,569	13,643	(1,891)	(1,671)
Fair value of financial instruments	3,546	5,774	–	–	3,546	5,773	–	–
Employee post-retirement obligation	2,176	2,281	–	–	1,061	1,029	–	–
Provision for litigation	1,833	2,022	–	–	1,803	1,946	–	–
Fair value of property, plant and equipment and intangibles in business combination	–	–	(5,112)	(10,495)	–	–	–	–
Goodwill amortization	–	–	(2,895)	(2,860)	–	–	(2,895)	(2,860)
Other	2,454	3,047	–	–	–	–	(844)	(19)
	45,660	64,800	(11,487)	(16,507)	30,529	47,791	(5,630)	(4,550)

Financial position
Assets	34,761	51,050	–	–	24,899	43,241	–	–
Liabilities	–	–	(588)	(2,757)	–	–	–	–

The following table shows the changes in deferred tax assets and liability:

	Consolidated			Parent Company
	Assets	Liabilities	Deferred taxes, net	Deferred taxes, net
Balance as of December 31, 2023	46,307	4,210	42,097	42,268
Taxes losses carryforward	4,807	–	4,807	1,693
Provision for asset retirement obligations and other liabilities	(1,815)	115	(1,930)	(2,123)
Fair value of financial instruments	2,216	–	2,216	2,218
Fair value of intangibles and property, plant and equipment in business combination	–	(2,502)	2,502	–
Others	(793)	–	(793)	(829)
Effect in income statement	4,415	(2,387)	6,802	959
Employee post-retirement obligation	(130)	144	(274)	(157)
Fair value of financial instruments	(3)	–	(3)	(3)
Other comprehensive income	(133)	144	(277)	(160)
Transfer between assets and liabilities	(1,477)	(1,477)	–	–
Translation adjustment	1,959	555	1,404	174
Incorporations, acquisitions, and divestments	(21)	1,712	(1,733)	–
Balance as of December 31, 2024	51,050	2,757	48,293	43,241
Taxes losses carryforward	(13,536)	–	(13,536)	(13,850)
Provision for asset retirement obligations and other liabilities	(1,512)	408	(1,920)	(1,293)
Fair value of financial instruments	(2,249)	–	(2,249)	(2,249)
Fair value of intangibles and property, plant and equipment in business combination	–	(3,296)	3,296	–
Others	(689)	46	(735)	(985)
Effect in income statement	(17,986)	(2,842)	(15,144)	(18,377)
Employee post-retirement obligation	31	51	(20)	35
Other comprehensive income	31	51	(20)	35
Transfer between assets and liabilities	2,406	2,406	–	–
Translation adjustment	(687)	(85)	(602)	–
Incorporations, acquisitions and divestments	(53)	(1,699)	1,646	–
Balance as of December 31, 2025	34,761	588	34,173	24,899

c) Tax incentives

In Brazil, the Company has tax incentives to partially reduce the income tax generated by the operations conducted in the north region that includes iron ore and copper (“Tax Incentives”). The incentive is calculated based on the taxable income of the incentivized activity (tax operating income) and considers the allocation of operating profit according to the levels of incentivized production during the periods defined as eligible for each product, usually 10 years. In addition to these incentives, part of the income tax payable can be reinvested in the acquisition of new machinery and equipment, subject to subsequent approval by the Superintendência de Desenvolvimento da Amazônia (“SUDAM”).

17

As determined by the Brazilian law and Resolution of the SUDAM Deliberative Council No. 136, which requires the reinvestment to be capitalized, the tax savings obtained due to these incentives must be recorded in the retained earnings reserve in equity and cannot be distributed as dividends to shareholders. The impact of the Tax Incentives on the effective tax rate on income is presented as “tax incentives” in item (a) of this note.

The Lei Complementar No. 224 (“LC 224”), enacted in December 2025 and effective from 2026, establishes a linear 10% reduction in federal tax incentives and benefits. The Tax Incentives currently granted to the Company, which expire between 2028 and 2035, will not be affected by LC 224. As their expiration dates approach, Vale assesses and undertakes the necessary procedures to obtain new qualification and approval. If successful with the competent authorities, the new incentives will be granted with the aforementioned 10% reduction. Consequently, the income tax reduction will decrease from the current 75.0% to 67.5%, reflecting the adjustments introduced by LC 224 in relation to newly granted incentives.

d) Uncertain tax positions (“UTP”)

The Company is engaged in administrative and judicial discussions with tax authorities in Brazil in relation to certain tax positions adopted by the Company for calculating income tax and social contribution on net income. The final determination is uncertain and depends on factors not controlled by the Company, such as changes in case law and changes in tax laws and regulations. The tax positions adopted by Vale are supported by legal advisors and the Company is subject to the assessment of income tax by local tax authorities in a range up to 10 years depending on jurisdiction where the Company operates.

The amount under discussion with the tax authorities is R$48,742 (US$8,858 million) as of December 31, 2025 (December 31, 2024: R$45,046 (US$7,275 million)), which includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL by R$9,125 (US$1,658 million) as of December 31, 2025 (December 31, 2024: R$8,273 (US$1,336 million)), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	Consolidated
	December 31, 2025			December 31, 2024
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position
Transfer pricing over the exportation of ores to a foreign subsidiary	26,517	9,950	36,467	24,108	9,958	34,066
Expenses of interest on capital	7,215	–	7,215	8,681	–	8,681
Proceeding related to income tax paid abroad	2,847	–	2,847	2,642	–	2,642
Goodwill amortization	5,547	422	5,969	5,000	386	5,386
Payments to Renova Foundation (iii)	4,034	1,525	5,559	2,027	2,171	4,198
Other	2,582	–	2,582	2,588	–	2,588
	48,742	11,897	60,639	45,046	12,515	57,561

UTPs recorded on statement of financial position
Deduction of CSLL in Brazil (iv)	–	–	–	952	–	952
	–	–	–	952	–	952

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL, with fines and interest.

(ii) Includes the principal, without fines and interest.

(iii) In October 2025, the Company received a tax assessment notice related to the 2020 fiscal year, in the amount of R$1,775 (US$334 million)

(iv) Based on an administrative decision issued by the Brazilian Administrative Council of Tax Appeals (CARF) in July 2025, the amount was partially settled R$297 (US$56 million), while the remaining balance R$688 (US$128 million) was reversed from liabilities, impacting the “income taxes” line in the consolidated income statement for the year ended December 31, 2025.

Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance. The main discussions are described below.

18

Transfer pricing calculation over the exportation of ores to a foreign subsidiary - The Company was assessed for the IRPJ and CSLL, for the years of 2015 and 2020 as the tax agent has disregarded the intermediation costs and other adjustments used in the calculation of the transfer pricing over the exportation of iron ore, pellets, manganese, and copper to its foreign controlled company. The Company is challenging these assessments at the administrative level and a decision is pending.

The total amount in dispute is R$20,274 (US$3,684 million) as of December 31, 2025 (2024: R$18,447 (US$2,979 million)), excluding the corresponding tax impact with fines and interests of R$6,243 (US$1,135 million) as of December 31, 2025 (2024: R$5,661 (US$914 million)) , totaling R$26,517 (US$4,819 million) (2024: R$24,108 (US$3,893 million)). The amount involved for the period, which are not in dispute, is R$9,950 (US$1,808 million) as of December 31, 2025 (2024: R$9,958 (US$1,608 million)). The Company considers the tax treatment adopted as appropriate and is discussing the charges at the administrative level.

Expenses of interest on equity capital (“JCP”) - Vale received assessments for the collection of IRPJ, CSLL and fines, on the grounds that the deduction of JCP was improper, referring to the base years of 2017 and 2018, due to failure to comply with the accrual basis and absence of individualized accounting credit per shareholder. The amount under discussion is R$5,488 (US$997 million) as of December 31, 2025 (2024: R$7,115 (US$1,149 million)), excluding the corresponding tax impact with fines and interests of R$1,727 (US$314 million) as of December 31, 2025 (2024: R$1,566 (US$253 million)), totaling R$7,215 (US$1,311 million) (2024: R$8,681 (US$1,402 million)). The Company presented administrative defenses for these assessments.

In December 2025, Vale obtained a favorable first-instance judicial decision regarding the tax assessment for the 2018 base year, applying the interpretation established by the Brazilian Superior Court of Justice (STJ) under Theme No. 1,319. As a result, the estimated loss related to this tax assessment was partially reclassified to a remote loss prognosis.

Offset of the income tax paid abroad - Vale received a tax assessment for the collection of R$2,847 (US$517 million) (2024: R$2,642 (US$427 million)) due to the disregard of taxes paid abroad that were offset by the IRPJ debt in 2016. Tax authorities allege the Company has failed to comply with the applicable rules relating to the offset, in Brazil, of income taxes paid abroad. The Company had filed an administrative appeal and obtained a favorable decision at the Administrative Council of Tax Appeals (CARF). The Federal Government filed an appeal, which is pending judgment.

Goodwill amortization - The Company received tax assessments for the collection of IRPJ and CSLL for the periods between 2013 and 2021, due to the disregard of the deduction of goodwill amortization expenses recorded in the acquisition of controlled companies, after its merger by the Company.

The Company is discussing the charges at the administrative level and the amount under discussion is R$4,757 (US$864 million) as of December 31, 2025 (2024: R$4,283 (US$692 million)), excluding the corresponding tax impact with fines and interests of R$790 (US$144 million) as of December 31, 2025 (2024: R$717 (US$115 million)), totaling R$5,547 (US$1,008 million) (2024: R$5,000 (US$807 million)). The amount involved for the period, which are not in dispute, is R$422 (US$77 million) (2024: R$386 (US$62 million)).

Payments to Renova Foundation - The Company deducted payments made to Renova Foundation arising from the obligation entered into the Transaction and Conduct Adjustment Agreement (“TTAC”). Vale understands that the deduction of such expenses is adequate, since its liability is objective, arising from the obligation arising from the TTAC and its status as a shareholder of Samarco and as a sponsor of Renova Foundation.

The mentioned payments were deducted until April 2023 when Vale entered into a binding agreement jointly with BHPB, Samarco, and certain creditors of Samarco, establishing the parameters for the restructuring of Samarco's debt. This restructuring was implemented through a consensual reorganization plan, which was approved by the Judicial Recovery Court in September 2023. According to the agreement, contributions made by Vale to the Renova Foundation from May 2023 onward will be converted into capital contributions to Samarco and, therefore, will no longer be deductible. Further details on Samarco's judicial recovery are provided in note 26 of these financial statements.

The Company received tax assessment notices for the periods 2016, 2018, 2019 and 2020, for the collection of IRPJ and CSLL on the grounds that expenses incurred with Renova Foundation were unduly deducted for allegedly not being considered necessary. The total amount assessed is R$3,710 (US$674 million) for the year ended December 31, 2025 (2024: R$1,734 (US$280 million)), excluding the corresponding tax impact with fines and interests of R$324 (US$59 million) as of December 31, 2025 (2024: R$293 (US$47 million)), totaling R$4,034 (US$733 million) (2024: R$2,027 (US$327 million)). The amount involved for the period, which are not in dispute, is R$1,525 (US$277 million) (2024: R$2,171 (US$351 million)). The Company is discussing the charges at the administrative level.

19

e) Recoverable and payable taxes and settlement programs (REFIS)

The Company considered the effects arising from Lei Complementar Nº 214, which regulated the value added taxes reform (note 5g), in its assessment of the recoverability of taxes recoverable.

	Consolidated
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
December 31,	2025	2024	2025	2024	2025	2024	2025	2024
Value-added tax ("ICMS")	1,711	1,609	107	18	284	211	–	–
Brazilian federal contributions ("PIS” and “COFINS")	1,144	1,646	7,117	6,036	11	90	–	–
Income taxes	5,354	3,490	2,544	1,975	1,933	1,961	–	–
Financial compensation for the exploration of mineral resources ("CFEM")	–	–	–	–	422	387	–	–
Other	71	66	–	1	1,131	910	–	–
Total taxes payable and recoverable	8,280	6,811	9,768	8,030	3,781	3,559	–	–

REFIS liabilities (i)	–	–	–	–	2,328	2,184	4,314	6,234
Total REFIS liabilities	–	–	–	–	2,328	2,184	4,314	6,234

(i) The balance mainly relates to the settlement programs of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 18). SELIC rate at the end of the fiscal year ended December 31, 2025, is 15.00% (2024: 12.25%).

f) Global minimum tax (Pilar II)

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) issued the Pillar II model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country in which they operate, the GloBE effective tax rate.

When the GloBE effective tax rate of any jurisdiction in which the group operates, based on the aggregated view of the entities located in that jurisdiction, is lower than the minimum rate defined at 15%, the multinational group must pay a top-up tax corresponding to the difference between its GloBE effective tax rate and the minimum rate.

The Company is subject to the OECD Pillar II model rules in several jurisdictions, including Brazil, Canada and Switzerland, among others.

There were no material impacts arising from Pillar II on income tax expense for the year ended December 31, 2025. The Company applied the exception to the recognition and disclosure of information on deferred tax assets and liabilities arising from tax law for the implementation of the OECD Pillar II model rules, according to IAS 12 – Income Taxes.

g) Value added taxes reform

In 2025, a value added taxes reform was enacted through the Lei Complementar Nº 214 ("Reform"), providing the replacement of taxes such as PIS, COFINS, ICMS, ISS and IPI by the CBS and IBS, as well as the creation of the IS (Imposto Seletivo), which applies to certain economic sectors, including the mining sector.

The transition period to the new taxation methodology will take place between 2026 and 2032, with no incidence of the new taxes implemented by the Reform in the first year of transition. The Company is in the process of assessing the impacts arising from the Reform, which will be concluded in 2026.

20

Accounting policy

For the Vale S.A.’s subsidiaries that operate in jurisdictions where the tax rate is lower than the tax rate applicable in Brazil, the Brazilian corporate tax law requires Vale S.A. to pay in Brazil the income tax related with the referred rate differential. Therefore, the income tax charge is computed in the consolidated financial statements using the tax rate enacted at the end of the reporting period in Brazil.

Management regularly assesses positions taken in tax returns concerning situations where applicable tax regulations are subject to interpretation. Provisions are established, as needed, based on expected amounts payable to tax authorities. Liabilities related to uncertain tax positions are recorded only when it is deemed, with a more-likely-than-not probability, that these positions will withstand challenges, if any, from taxing authorities, based on input from internal and external legal advisors.

Deferred income taxes are recognized for temporary differences between the carrying amount and the tax basis of assets and liabilities, as well as tax losses carryforwards. However, deferred tax liabilities arising from the initial recognition of goodwill are not recognized. Additionally, deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss) and does not give rise to equal taxable and deductible temporary differences. Offset of deferred tax assets and liabilities occurs when there is a legally enforceable right to offset current tax assets and liabilities, and when the deferred tax balances pertain to the same taxation authority.

Deferred tax assets resulting from tax losses and temporary differences are not recognized when it is not probable that future taxable profit will be available against which these differences and/or tax losses can be utilized. The Company evaluates annually the recoverability of these deferred tax assets through the revision of the future taxable profit estimates.

Current and deferred tax is recognized in profit or loss unless it relates to items recognized in other comprehensive income or directly in equity. In such cases, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Critical accounting estimates and judgments

Deferred income tax - Significant judgements, estimates and assumptions are required to determine the amount of deferred tax assets that are recognized based on the likely timing and future taxable profits. Deferred tax assets arising from tax losses carryforward and temporary differences are recognized considering assumptions and projected cash flows. Deferred tax assets may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and (iii) trade and tax scenarios.

Uncertain tax positions - The Company applies significant judgement to assess the probability that the adopted treatment will be accepted by the tax authorities and in measuring the amount of the related tax uncertainty, including the estimations of tax effects arising from the reduction of tax losses and negative basis of the CSLL, together with the corresponding fines and interest, which may affect the consolidated financial statements. The Company operates in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of the applicable laws and regulations.

21

6. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

Year ended December 31,	2025	2024	2023
Net income attributable to Vale S.A.'s shareholders	13,814	31,592	39,940

Thousands of shares
Weighted average number of common shares outstanding	4,268,775	4,274,854	4,366,130
Weighted average number of common shares outstanding and potential ordinary shares	4,274,804	4,279,867	4,369,961

Earnings per share
Basic earnings per share (R$)	3.24	7.39	9.15
Diluted earnings per share (R$)	3.23	7.38	9.15

Net income attributable to Vale S.A.'s shareholders
Basic earnings per share (R$)	3.24	7.39	9.15
Diluted earnings per share (R$)	3.23	7.38	9.15

22

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Working Capital

23

7. Accounts receivable

		Consolidated		Parent company
December 31,	Notes	2025	2024	2025	2024
Receivables from contracts with customers
Third parties
Iron Ore Solutions		7,021	9,536	1,205	2,339
Vale Base Metals		5,194	4,880	–	–
Other		90	121	93	75
Related parties	33(b)	631	385	13,871	26,329
Accounts receivable		12,936	14,922	15,169	28,743
Expected credit loss		(297)	(322)	(88)	(80)
Accounts receivable, net		12,639	14,600	15,081	28,663

Provisionally priced commodities sales - The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 19). Any fluctuations in the value of these receivables are reflected in the Company's net operating revenue. In the year ended December 31, 2025, the net operating revenue arising from fair value adjustments to provisionally priced contracts totaled R$2,972 (US$548 million).

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivable is detailed below:

	December 31, 2025
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on revenue (R$ million)
Iron ore	19,006	107	+-10%	+- 1,098
Pellet	157	102	+-10%	+- 9
Copper	61	11,044	+-10%	+- 403

Accounting policy

The accounts receivables represent the amounts receivable from the sale of products and services rendered by the Company and are recognized at fair value and subsequently measured at amortized cost using the effective interest method, except for the components related to commodity sales with provisional pricing, which are subsequently measured at fair value through profit or loss.

The Company applies the IFRS 9 - Financial Instruments simplified approach for measuring expected credit losses. This approach utilizes a lifetime expected loss allowance for the accounts receivable measured at amortized cost. A provision matrix, established by the Company, forms the basis for this measurement. The matrix incorporates historical credit loss experience, adjusted for forward-looking factors specific to the economic environment, and considers any financial guarantees associated with these accounts receivables.

24

8. Inventories

	Consolidated		Parent company
December 31,	2025	2024	2025	2024
Finished products
Iron Ore Solutions	17,520	15,435	4,989	5,355
Vale Base Metals	3,772	3,535	–	–
	21,292	18,970	4,989	5,355

Work in progress	4,956	4,282	–	3
Consumable inventory	6,428	6,119	2,959	2,733

Net realizable value provision	(10)	(858)	(4)	(116)
Total of inventories	32,666	28,513	7,944	7,975

The cost of goods sold is presented in note 4(a).

Accounting policy
Inventories are stated at the lower of cost and net realizable value. Inventory production cost comprises variable and fixed costs, direct and indirect costs of production and are assigned to individual items of inventory based on weighted average costs method. At the end of the reporting period, net realizable value of inventories are assessed and a provision for losses on obsolete or slow-moving inventory may be recognized. The write-downs and reversals are recognized as “Cost of goods sold, and services rendered”.

9. Suppliers and other payables

		Consolidated		Parent company
December 31,	Notes	2025	2024	2025	2024
Third parties		29,335	24,797	16,489	14,398
Related parties	33(b)	1,286	1,420	800	888
Total		30,621	26,217	17,289	15,286

The financial liabilities presented as suppliers and other payables in the Company's statement of financial position represent the outstanding balance of invoices for purchases of goods and services, being the average due date usually approximately 60 days.

The Company enters into supplier finance arrangements ("Arrangements") as part of the working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period. The Company is also party in agreements structured so that certain suppliers can advance their receivables with Vale due to purchases of materials and services, without any type of change in value or payment terms for the Company. These supplier finance arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified. The carrying amount related to these transactions is shown below:

	Consolidated		Parent company
December 31,	2025	2024	2025	2024
Carrying amount of accounts payable included in the Arrangements of which suppliers have already received payment	7,627	8,313	6,711	6,816
Carrying amount of accounts payable included in the Arrangements of which suppliers have not yet received payment	–	36	–	–
Total carrying amount relating to Arrangements with suppliers and other payables	7,627	8,349	6,711	6,816

Financial charges related to the increase in payment terms are recognized in the financial results as "Interest on working capital transactions" (note 18). The financial charges and foreign exchange gains/losses recognized in the income statement for the year ended December 31, 2025 due to the arrangements totaled, R$756 (US$134 million) (2024: R$865 (US$162 million)) and R$20 (US$4 million) (2024: R$33 (US$6 million)), respectively.

25

Accounting policy

The Company classifies financial liabilities arising from supplier finance arrangements within supplier and other payables in the statement of financial position if they have nature and function similar to the commercial accounts payable.

This is the case when the supplier finance arrangement is part of the working capital used in the usual operational cycle of the Company and the terms of the liabilities included in the supplier finance arrangements are not substantially different from the terms of the commercial accounts payable not included in the supplier finance arrangements, i.e., the original financial liability is not substantially modified.

The cash flows associated with liabilities included in supplier finance arrangements that are classified as suppliers and other payables in the statement of financial position are presented as operating activities in the statement of cash flows.

10. Streaming transactions

a) Statement of Financial Position

	Consolidated
	December 31, 2025			December 31, 2024
	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
Gold streaming	446	8,607	9,053	841	8,932	9,773
Cobalt streaming	253	2,224	2,477	135	2,719	2,854
Total contract liabilities	699	10,831	11,530	976	11,651	12,627

b) Effects on the income statement

	Consolidated
Year ended December 31,	2025	2024	2023
Cobalt streaming	168	102	70
Gold streaming	1,033	658	669
Fixed revenue - Contract liabilities realized	1,201	760	739

Cobalt streaming	61	22	15
Gold streaming	1,558	550	465
Variable revenue - Additional payments received	1,619	572	480

Gold streaming

Vale sold to Wheaton Precious Metals Corp. (“Wheaton”) an aggregate total of (i) 75% of the gold produced as a by-product at the Salobo copper mine, in Brazil, over the life of the mine, and (ii) 70% of the gold produced as a by-product at the Sudbury nickel mines, in Canada, until 2034.

Vale received upfront payments of (i) R$4 billion (US$1.9 billion) in 2013, (ii) R$2.8 billion (US$900 million) in 2015 and (iii) R$2.6 billion (US$800 million) in 2016. Vale also receives additional payments equal to the lower of 400 United States dollars per ounce of gold delivered and the market price on the delivery date.

Under the Salobo streaming agreement, Vale was entitled to receive an additional payment if the copper processing capacity reached a certain production level. The production levels were achieved in 2023 and 2025, in which Vale received additional payments of R$1,791 (US$370 million) and R$833 (US$144 million), respectively, which were recorded in the streaming liabilities.

26

In addition, Wheaton will be required to make annual payments of R$41 (US$8.5 million) for a 10-year period should the Salobo complex achieve specific mining rates and copper feed grades.

Cobalt streaming

In June 2018, Vale sold to Wheaton and Cobalt 27 Capital Corp. (“Cobalt 27”) a combined 75% of the cobalt produced as a by-product at its Voisey’s Bay mine starting January 1, 2021, for the amount of R$2.6 billion (US$690 million). Vale also receives additional payments of 20%, in average, of the cobalt prices for each finished cobalt delivered. In February 2021, the stream originally sold to Cobalt 27 was transferred to the Anglo Pacific Group.

Accounting policy

The Company bifurcates both streaming transactions in two identifiable components: (i) the sale of the mineral rights and (ii) provisions of extraction services.

Sale of mineral rights - The amount allocated to this component is recognized as revenue in the income statement when the Company transfers ownership of the mineral rights to the counterparty. The cost related to the component sold is recognized in the income statement at the same moment.

Extraction services - The Company recognizes contract liabilities in the event it receives payments from customers before a sale meets criteria for revenue recognition. Proceeds received under the terms of the streaming transaction allocated to this component are accounted for as “streaming transactions” and included within liabilities.

Contract liability is initially recognized at fair value, net of transaction costs incurred, and is subsequently carried at amortized cost and updated using the effective interest rate method. Contract liability is released to the income statement based on the units of production, that is, revenue is calculated based on volume produced compared to the total proved and probable reserves of gold or cobalt, which are reviewed and remeasured annually.

11. Cash flows from operating activities

a) Reconciliation of cash flows from operating activities

		Consolidated			Parent company
Year ended December 31,	Notes	2025	2024	2023	2025	2024
Cash flow from operating activities:
Income before income taxes		26,693	34,224	55,554	29,437	39,589
Adjusted for:
Equity results from subsidiaries	30	–	–	–	4,745	586
Equity results and other results in associates and joint ventures	30	1,170	1,570	5,434	1,170	1,570
Impairment and gains (losses) on disposal of non-current assets, net	12, 13, 15 and 31	25,147	(510)	1,317	3,455	(441)
Changes in estimates related to the provision of Brumadinho	25	1,631	692	2,255	1,631	692
Changes in estimates related to the provision of de-characterization of dams	14	(1,014)	(1,141)	750	(1,014)	(1,141)
Depreciation, depletion and amortization		17,306	16,525	15,300	10,867	10,075
Financial results, net	18	5,276	21,235	9,718	6,808	18,660
Changes in assets and liabilities:
Accounts receivable	7	907	8,185	1,591	(902)	(6,057)
Inventories	8	(6,068)	(2,462)	(1,116)	(16)	214
Suppliers and contractors	9	4,593	(2,015)	3,098	2,133	(720)
Other assets and liabilities, net		(1,358)	(2,281)	(7,681)	9,507	8,245
Cash generated from operations		74,283	74,022	86,220	67,821	71,272

b) Non-cash transactions

	Consolidated			Parent company
Year ended December 31,	2025	2024	2023	2025	2024
Non-cash transactions:
Additions to PP&E with capitalized loans	126	197	96	126	197

27

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Operating assets

28

12. Impairment and result on disposal of non-current assets

	Notes	2025	2024	2023
Newfoundland and Labrador	12(a)	(9,517)	(3,292)	–
Goodwill allocated to nickel operations in Canada	12(a)	(9,463)	–	–
Thompson	12(a)	(537)	(8,566)	–
Sol do cerrado solar park		–	(1,613)	–
Impairment		(19,517)	(13,471)	–

Result of disposals of non-current assets, net and others	13, 15 and 31	(5,630)	13,981	(1,317)
Impairment and result on disposals of non-current assets, net		(25,147)	510	(1,317)

The Company tested the recoverability of the cash-generating units ("CGUs") for which impairment indicators were identified and, then, tested the recoverability of the CGUs and group of CGUs for which goodwill has been allocated. The recoverable amount of each CGU under the Company’s impairment test was assessed using the fair value less costs of disposal model (“FVLCD”), through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy, taking into consideration offers and purchase agreements, when applicable.

The cash flows were projected in real terms and discounted using a post-tax discount rate expressed in real terms, representing an estimate of the rate a market participant would apply, considering the time value of money and the specific risk of the asset. The Company used the weighted average cost of capital (“WACC”) of the mining segment as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGU operate.

Climate change

The potential financial impacts of climate change and the transition to a low-carbon economy were considered in the assessment of the Company’s critical accounting estimates, including indicators of impairment, such as: (i) Decreases in the demand for the Company’s commodities, due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change; (ii) physical impacts related to risks resulting from increased frequency or severity of extreme weather events, and those related to chronic risks resulting from longer-term changes in climate patterns; and (iii) investments related to decarbonization.

Additionally, Vale included, in note 17, a sensitivity analysis on the measurement of the recoverable amount of certain CGUs, considering certain climate-related risks and opportunities.

a) Impairment of Vale Base Metals' assets

In the last quarter of 2025, the Company completed and approved its strategic plan process, which includes a review of the key assumptions used in the Company’s long-term projections. The conclusion of this process indicated a reduction ranging from 11% to 21% in the projected nickel prices, mainly due to the oversupply in the global nickel market, which was considered as an impairment trigger for the nickel CGUs. Thus, Vale carried out impairment tests for the nickel CGUs.

After performing the impairment tests for nickel CGUs individually, the Company carried out an impairment test for the group of nickel CGUs in Canada, to which goodwill has been allocated.

The Company did not identify any impairment indicators associated with the Copper CGUs.

29

2025 impairment test for the nickel assets (excluding goodwill)

The key assumptions used in the tests, which led to the recognition of an impairment loss in the amount of R$9,517 (US$1,745 million) in the CGU Vale Newfoundland and Labrador, located in Canada, are presented in the table below:

	VNL (i)	Vale Canada Limited (ii)	Onça Puma (iii)	PTVI (iv)
Carrying amount after the impairment loss, when applicable	4,325	26,577	8,972	9,734
Impairment testing results	Impairment loss in the amount of R$9,517.	The recoverable amount of the CGU is higher than the carrying amount. Therefore, there is no impairment to be recognized.	The recoverable amount of the CGU is higher than the carrying amount. Therefore, there is no impairment to be recognized.	The recoverable amount of the investment is higher than the carrying amount. Therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD	FVLCD	FVLCD
Discount rate	6.5%	6.5%	7.3%	6.8%
Period of cash flow projections	2049	2049	2069	2064
Range of nickel forecasted prices	US$/t 16,100 – 18,000	US$/t 16,100 – 18,000	US$/t 16,100 – 18,000	US$/t 16,100 – 18,000

(i) Includes the operations of Vale Newfoundland and Labrador, which comprise two nickel mines, a concentrator plant, and a refinery.

(ii) Includes the operations of Vale Canada Limited, which comprise six nickel mines, a concentrator plant, one smelter, and four refineries.

(iii) Includes the operations of Mineração Onça Puma, which comprise a nickel mine and two furnaces.

(iv) Includes Vale’s 33.88% interest in PT Vale Indonesia (note 30).

2024 impairment test for the nickel assets (excluding goodwill)

At the end of the 2024 fiscal year, the Company identified impairment indicators related to the nickel operations in Thompson and Newfoundland and Labrador, both located in Canada. For both tests, the key assumptions used were:

	Vale Canada Limited	VNL
Carrying amount after the impairment loss, if applicable	25,983	14,892
Impairment testing results	Impairment loss in the amount of R$8,566.	Impairment loss in the amount of R$3,292.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	6.0%	5.0%-6.0%
Period of cash flow projections	2035	2049
Range of nickel forecasted prices	US$/t 16,662 – 21,000	US$/t 16,662 – 21,000

Nickel Operation in Thompson, Canada

Nickel concentrate is shipped from Thompson to be processed into finished and sealable material at another Vale Canada asset, and then sold and delivered to customers. Therefore, the assets associated with the Thompson operation are part of one of the CGUs related to the nickel operations of the subsidiary Vale Canada Limited. In January 2025, within the subsequent-events period for the financial statements for 2024, the Company initiated a strategic review to evaluate alternatives, including the potential sale, of the assets associated with the Thompson operation.

The Company reviewed the business plan for this operation according to the new strategy and measured the recoverable amount, which resulted in an impairment loss of R$8,566 (US$1,405 million) presented in the income statement for the year ended December “reversal (impairment) and result on disposal of non-current assets, net”. The carrying amount of this CGU after the impairment loss was R$25,983 (US$4,196 million) as of December 31, 2024.

30

Nickel Operation in Newfoundland and Labrador, Canada

Since 2015, the Company has been developing the Voisey’s Bay mine expansion project in the Vale Newfoundland and Labrador operation, a subsidiary of the Company that is considered a CGU. This project represented a significant shift from open-pit-only to two underground mining operations at Voisey's Bay site.

In December 2024, the expansion project was concluded, which was the beginning of its ramp-up phase. The Company identified operational challenges related to the production and processing ore extracted from the underground mines, resulting in the revision of production costs and sustaining investments for this CGU.

Due to the increase in operating and investment costs associated solely with this CGU, Vale considered it as a triggering event for impairment testing. The test resulted in an impairment loss of R$3,292 (US$540 million) presented in the income statement as “reversal (impairment) and result on disposal of non-current assets, net”. The carrying amount of this CGU after the impairment loss was R$14,892 (US$2,405 million) as of December 31, 2024.

Goodwill allocated to nickel CGUs in Canada

In 2006, the Company recorded goodwill arising from the acquisition of Inco Limited, current Vale Canada Limited, which is allocated to the Canadian nickel CGUs and whose recoverability is assessed annually.

In 2025, the impairment test resulted in an impairment loss of US R$9,463 (US$1,735 million), mainly due to the reduction in projected nickel prices. This loss represented the full write-off of the goodwill allocated to the Canadian nickel operations and is presented as “Impairment and result on disposal of non-current assets, net” in the income statement.

Year ended December 31,	2025	2024
Carrying amount after the impairment loss, when applicable	–	10,249
Impairment testing results	Impairment loss in the amount of US$9,463, corresponding to the full value of the goodwill	The recoverable amount of the CGUs is higher than the carrying amount, including goodwill. Therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	6.5%	5.0%-6.0%
Period of cash flow projections	2049	2035-2049
Range of nickel forecasted prices	US$/t 16,100 – 18,000	US$/t 16,662 – 21,000
Sensitivity of key assumptions	–	A 19.2% reduction in the long-term prices of all commodities or a 5.7% reduction in volumes would, alone, result in an estimated recoverable amount equal to the carrying value.

31

b) Impairment of iron ore and pellet assets

The Company did not identify any changes in circumstances or indicators that could result in a reduction in the recoverable amount of the Iron Ore and Pellets CGU. Nevertheless, the Company performed the impairment test for the goodwill, as summarized below.

Goodwill allocated to iron ore and pellet operations

Includes the goodwill arising from the acquisition of iron ore businesses and the goodwill resulting from the merger of Valepar into Vale S.A. in 2017.

Year ended December 31,	2025	2024
Carrying amount after the impairment loss, if applicable	7,136	7,133
Impairment testing results	The recoverable amount of the operating segment is higher than the carrying amount, including goodwill. Therefore, there is no impairment to be recognized.	The recoverable amount of the operating segment is higher than the carrying amount, including goodwill. Therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	7.3%	7.2%
Period of cash flow projections	2055	2054
Range of iron ore forecasted prices	US$/t 78 – 91	US$/t 78 – 95
Sensitivity of key assumptions	A 23% reduction in the long-term prices of all commodities or a 48% reduction in reserves would, alone, result in an estimated recoverable amount equal to the carrying value.	A 25% reduction in the long-term prices of all commodities or a 57% reduction in reserves would, alone, result in an estimated recoverable amount equal to the carrying value.

c) Gains (losses) arising of the purchase and sale of non-current assets (note 31)

In the past few years, the Company has invested and divested on assets, as detailed in note 31 to these financial statements. The result of part of these transactions is presented as “Impairment and result on disposal of non-current assets, net”, as summarized below:

•	Divestment on Aliança Geração de Energia S.A. (note 31a) – In March 2025, the Company signed a binding agreement with Global Infrastructure Partners for the sale of 70% of its stake in Aliança and the energy assets of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant. As a result, the related assets and liabilities were classified as held for sale and Vale recognized an impairment loss in the amount of R$674 (US$117 million) in the income statement for the year ended 2025 as "Impairment and result on disposal of non-current assets, net". In September 2025, the Company concluded the transaction for the amount of R$4,616 (US$871 million) and a additional loss of R$472 (US$89 million) in the income statement for the year ended 2025 as "Impairment and result on disposal of non-current assets, net", and lost control over Aliança.
•	Purchase of equity interest in Anglo American Minério de Ferro Brasil S.A. (note 31b) – In December 2024, the Company concluded the purchase of 15% interest in Anglo American Minério de Ferro Brasil S.A., the company that currently owns the Minas-Rio complex, in Brazil. As part of the consideration transferred for the equity interest acquired, Vale contributed with Serra da Serpentina iron ore resources in the amount of R$4,573 (US$750 million) and recognized a gain of R$3,815 (US$626 million) in the income statement for the year ended 2024 as “Impairment and result on disposal of non-current assets, net” due to the difference between the fair value and the carrying amount of the iron ore resources of Serra da Serpentina. This gain was recognized to the extent of the other investor’s interest in the investee.
•	Divestment on Vale Oman Distribution Center (note 31c) – In September 2024, the Company concluded the sale of 50% equity interest in Vale Oman Distribution Center for R$3,325 (US$600 million), reducing Vale’s stake from 100% to 50% and changing its status from a subsidiary to a joint venture. As a result of the transaction, the Company recognized a gain of R$6,776 (US$1,222 million) in the income statement for the year ended 2024 as "Impairment and result on disposal of non-current assets, net". This gain is due to (i) the result of the sale of the equity interest in the amount of R$3,078 (US$555 million), (ii) the result of the remeasurement to fair value of the remaining interest in the amount of R$3,078 (US$555 million), and (iii) the reclassification to income statement of the cumulative translation adjustments in the amount of R$620 (US$112 million).

32

•	Divestment on PT Vale Indonesia Tbk (note 31d) – In June 2024, the Company reduced its interests in PTVI in approximately 10.5%, changing its status from a subsidiary to an associate. As result, the Company recognized a gain of R$5,710 (US$1,059 million) in the income statement for the year ended 2024, as "Impairment and result on disposal of non-current assets, net". This gain is due to the reclassification of cumulative translation adjustments of R$5,728 (US$1,063 million) and the gain on remeasurement of the interest retained at fair value of R$3,654 (US$657 million), net of the loss on the reduction in PTVI stake in the amount of R$3,672 (US$661 million).

Accounting policy

Impairment of non-financial assets - Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset from a market participant’s perspective, including any expansion prospects. The VIU model is determined as the present value of the estimated future cash flows expected to arise from the asset's continued use in its present form. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different from those used in calculating fair value, and consequently, the VIU calculation is likely to give a different result to an FVLCD calculation.

Assets with an indefinite useful life and are not subject to amortization are tested annually for impairment.

To assess impairment, assets are grouped at the lowest levels for which there are separately identifiable CGU. Goodwill is allocated to CGU or CGU groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment.

Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

Critical accounting estimates and judgments

Significant judgements, estimates and assumptions are required to determine whether an impairment trigger occurred and prepare the Company’s cash flows. Management uses the budgets approved as a starting point, and key assumptions are, but are not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit.

These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and therefore, may affect the recoverable value of assets.

33

13. Property, plant, and equipment

		Consolidated
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2023		48,989	44,730	21,543	33,524	12,645	6,579	12,028	54,264	234,302
Additions		–	–	–	–	–	501	–	31,339	31,840
Interest capitalization		–	–	–	–	–	–	–	197	197
Disposals		(164)	(269)	(186)	(57)	(29)	–	(16)	(1,565)	(2,286)
Impairments		(2)	(2,040)	(344)	(9,918)	(17)	–	(4)	(1,146)	(13,471)
Assets retirement obligation		–	–	–	30	–	–	–	–	30
Depreciation, depletion and amortization		(2,354)	(2,950)	(3,724)	(2,578)	(821)	(1,019)	(1,737)	–	(15,183)
Acquisition of Aliança Energia		152	484	1,826	10	–	19	284	407	3,182
Deconsolidation of VODC		–	(48)	(543)	(52)	–	(2,908)	–	(92)	(3,643)
Translation adjustment		1,599	991	1,592	3,117	17	917	878	3,515	12,626
Transfers		5,377	9,163	4,838	4,077	1,137	–	2,142	(26,734)	–
Balance as of December 31, 2024		53,597	50,061	25,002	28,153	12,932	4,089	13,575	60,185	247,594
Cost		94,531	83,838	59,950	78,731	22,559	8,742	29,730	60,185	438,266
Accumulated depreciation		(40,934)	(33,777)	(34,948)	(50,578)	(9,627)	(4,653)	(16,155)	–	(190,672)
Balance as of December 31, 2024		53,597	50,061	25,002	28,153	12,932	4,089	13,575	60,185	247,594
Additions		–	–	–	–	–	532	–	29,866	30,398
Interest capitalization		–	–	–	–	–	–	–	126	126
Disposals		(118)	(207)	(25)	(42)	(74)	–	(29)	(2,802)	(3,297)
Impairments		–	(6,352)	(1,967)	(848)	–	–	–	(887)	(10,054)
Assets retirement obligation	14	–	–	–	947	–	–	–	–	947
Depreciation, depletion and amortization		(2,673)	(3,363)	(3,578)	(2,627)	(880)	(774)	(2,350)	–	(16,245)
Transfer to held for sale (Energy Assets)		(135)	(1,753)	(2,058)	(6)	–	(212)	(279)	(326)	(4,769)
Translation adjustment		(589)	(608)	(685)	(344)	(5)	(295)	(398)	(1,736)	(4,660)
Transfers		7,675	8,893	8,306	(1,754)	1,170	–	2,597	(26,887)	–
Balance as of December 31, 2025		57,757	46,671	24,995	23,479	13,143	3,340	13,116	57,539	240,040
Cost		99,632	80,544	60,835	83,152	23,370	8,560	30,963	57,539	444,595
Accumulated depreciation		(41,875)	(33,873)	(35,840)	(59,673)	(10,227)	(5,220)	(17,847)	–	(204,555)
Balance as of December 31, 2025		57,757	46,671	24,995	23,479	13,143	3,340	13,116	57,539	240,040

34

		Parent company
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2023		31,675	34,918	12,093	9,452	12,538	1,284	6,635	32,814	141,409
Additions		–	–	–	–	–	220	–	21,386	21,606
Interest capitalization		–	–	–	–	–	–	–	197	197
Disposals		(112)	(185)	(58)	(11)	(28)	–	(13)	(1,382)	(1,789)
Impairments		–	(1,610)	(2)	–	–	–	(1)	–	(1,613)
Assets retirement obligation		–	–	–	(150)	–	–	–	–	(150)
Depreciation, depletion and amortization		(1,452)	(1,956)	(2,055)	(817)	(810)	(362)	(1,396)	–	(8,848)
Transfers		4,708	7,595	3,141	178	1,129	–	2,124	(18,875)	–
Balance as of December 31, 2024		34,819	38,762	13,119	8,652	12,829	1,142	7,349	34,140	150,812
Cost		50,347	57,896	28,360	14,068	22,354	2,916	17,810	34,140	227,891
Accumulated depreciation		(15,528)	(19,134)	(15,241)	(5,416)	(9,525)	(1,774)	(10,461)	–	(77,079)
Balance as of December 31, 2024		34,819	38,762	13,119	8,652	12,829	1,142	7,349	34,140	150,812
Additions		–	–	–	–	–	356	–	20,215	20,571
Interest capitalization		–	–	–	–	–	–	–	126	126
Disposals		(91)	(112)	(16)	(41)	(74)	–	(22)	(1,800)	(2,156)
Assets retirement obligation	14	–	–	–	1,263	–	–	–	–	1,263
Depreciation, depletion and amortization		(1,639)	(2,226)	(2,021)	(802)	(868)	(284)	(1,533)	–	(9,373)
Transfer to held for sale (Energy Assets)		–	(1,290)	(1)	–	–	(178)	(1)	(165)	(1,635)
Transfers		3,429	5,462	3,425	114	1,143	–	2,180	(15,753)	–
Balance as of December 31, 2025		36,518	40,596	14,506	9,186	13,030	1,036	7,973	36,763	159,608
Cost		53,638	60,064	31,351	15,439	23,151	3,092	19,685	36,763	243,183
Accumulated depreciation		(17,120)	(19,468)	(16,845)	(6,253)	(10,121)	(2,056)	(11,712)	–	(83,575)
Balance as of December 31, 2025		36,518	40,596	14,506	9,186	13,030	1,036	7,973	36,763	159,608

For more details regarding right of use and lease liability see note 22.

Water overflow at Fabrica and Viga

In January 2026 (subsequent event), there was an overflow of water mixed with sediments at the Fábrica and Viga mines, located in the municipalities of Ouro Preto and Congonhas, Minas Gerais, respectively. The Municipality of Congonhas suspended the operating permits, resulting in the shutdown of the Fábrica and Viga operations.

In February 2026 (subsequent event), the Company became aware of four legal proceedings related to the event, which seek the adoption of different interim measures, including asset freezes, and were filed by the following authorities: (i) the Federal Prosecutor’s Office (MPF), which, in two separate actions, requested asset freezes of R$1 billion (US$182 million) and R$200 (US$36 million) in connection with the overflows at Fábrica and Viga, respectively; (ii) the State of Minas Gerais, in relation to the overflow at the Viga unit, requesting an asset freeze of R$1 billion (US$182 million); and (iii) the State Prosecutor’s Office of Minas Gerais (MPMG) together with the State of Minas Gerais, in relation to the overflow at the Fábrica unit, requesting an asset freeze of R$846 (US$154 million), alleging the need to prevent the worsening of supposed environmental damages.

All legal proceedings filed by the authorities have already been promptly addressed by the Company, resulting in the dismissal of three out of the four requests for asset freezes. At this time, it remains pending the action related to Viga, filed by the Federal Prosecutor’s Office.

35

Accounting policy

Property, plant, and equipment are recorded at the cost of acquisition or construction, net of accumulated depreciation and impairment charges.

Mineral properties developed internally are determined by (i) direct and indirect costs attributed to build the mining facilities, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used during construction, (iv) estimated decommissioning and site restoration expenses, and (v) other capitalized expenditures during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project).

The depletion of mineral properties is determined based on the ratio between production and total proven and probable mineral reserves.

Property, plant and equipment, other than mineral properties are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use and are capitalized, except for land which is not depreciated.

The estimated useful lives are as follows:

Useful life
Buildings	10 to 50 years
Facilities	18 to 40 years
Equipment	3 to 40 years
Railway equipment	5 to 45 years
Mineral properties	1 to 120 years
Right of use assets	1 to 18 years
Other	2 to 50 years
The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted if necessary.

Expenditures and stripping costs

(i) Exploration and evaluation expenditures - Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties.

(ii) Expenditures on feasibility studies, new technologies and others research - The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized.

(iii) Maintenance costs - Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

(iv) Stripping Costs – After the effective proof of economic feasibility and commercial viability of the field, the cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the mineral properties. These costs are subsequently amortized over the useful life of the mine.

Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant ore deposit. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the ore deposits, over the useful life of the ore deposits.

36

Critical accounting estimates and judgments

Mineral reserves - The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about expected future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in assumptions could have a significant impact on the proven and probable reserves of the Company.

The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mineral properties, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation, environmental recovery of mines and impairment of long-lived asset. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges and assessments of impairment.

14. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that require the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses related to the demobilization occur after the end of operational activities and throughout the life of operations through progressive closures. These obligations are regulated in Brazil at the Federal and State levels by ANM (National Mining Agency) and Environmental Agencies, respectively. Among the requirements, the closure plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Effects in the income statement

		Consolidated			Parent Company
Year ended December 31,	Reference	2025	2024	2023	2025	2024
De-characterization of upstream geotechnical structures	14(a)	(1,014)	(1,141)	750	(1,014)	(1,141)
Obligation for asset decommissioning	14(b)	948	(105)	25	1,006	(70)
Environmental obligations	14(b)	140	315	349	96	153
Total		74	(931)	1,124	88	(1,058)

Provision changes during the year

		Consolidated
	Notes	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2024		13,706	19,234	2,749	35,689
Changes in estimates - amounts for closed plants charged to the income statement		(1,014)	948	140	74
Changes in estimates – capitalized value for operational plants		–	947	225	1,172
Disbursements		(2,100)	(1,203)	(635)	(3,938)
Monetary and present value adjustments		944	738	125	1,807
Transfer to assets held for sale	31(a)	–	(13)	(128)	(141)
Translation adjustments		–	(730)	(31)	(761)
Balance as of December 31, 2025		11,536	19,921	2,445	33,902

37

	Parent Company
	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2024	13,706	7,810	1,805	23,321
Changes in estimates - amounts for closed plants charged to the income statement	(1,014)	1,006	96	88
Changes in estimates – capitalized value for operational plants	–	1,263	110	1,373
Disbursements	(2,100)	(958)	(430)	(3,488)
Monetary and present value adjustments	944	530	107	1,581
Balance as of December 31, 2025	11,536	9,651	1,688	22,875

(i) The cash flow for de-characterization projects are estimated for a period up to 13 years and were discounted to present value at an annual rate in real terms, which increased from 7.36% to 7.77%.

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 25) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its dams and dikes built under the upstream method, located in Brazil. These structures are in different stages of maturity, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

Laws and regulations related to dam safety

In December 2023, the government of Minas Gerais published decree No. 48,747, which regulates the measurement and execution of environmental guarantees individually for each dam, based on the reservoir area, classification and purpose of the dam, and estimated de-characterization costs and should be kept throughout the useful life of the dam, from its startup phase until the de-characterization and socio-environmental recovery.

In September 2024, the Company submitted environmental guarantee proposals to the government with a total amount of R$1.7 billion (US$274 million), which will be meet by providing property mortgage and property fiduciary lien, financial guarantees or insurance and Vale expects that the financial costs to be incurred will be immaterial.

In December 2024, the government of Minas Gerais published Decree No. 48.977, which amended Decree No. 48.747 and established a new implementation schedule for the guarantees, which should have a maximum term of 3 years from the approval of the proposals by the government of Minas Gerais, with half of this amount within 12 months and the remainder within the following 2 years.

Operational stoppage

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale regarding the safety of its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Ore Solutions segment in the amount of R$236 (US$42 million) for the year ended December 31, 2025 (2024 and 2023, respectively: R$816 (US$152 million) and R$1,094 (US$218 million), respectively). The Company is working on legal and security to resume operations.

38

b) Asset retirement obligations and environmental obligations

	Consolidated		Parent Company		Discount rate		Cash flow maturity
December 31,	2025	2024	2025	2024	2025	2024	2025	2024
Liability by geographical area
Brazil	12,652	11,052	11,339	9,616	7.17%	7.38%	2163	2132
Canada	8,184	9,412	–	–	1.81%	1.44%	2152	2152
Oman	843	879	–	–	3.48%	3.66%	2035	2035
Other regions	687	640	–	–	2.75%	2.77%	–	–
	22,366	21,983	11,339	9,616
Operating plants	16,297	15,526	7,267	5,516
Closed plants	6,069	6,457	4,072	4,100
	22,366	21,983	11,339	9,616

Decommissioning plan and future use

The implementation and execution of future use projects, after the decommissioning, is not required by law and is therefore not included in the provision. However, the Company has been studying a governance to assess the future use, considering its aptitudes, post-operational usage intention, socio-economic development of the community and the characteristics of the physical and biotic environments in which Vale operates. Any future obligations, if assumed by Vale, may result in material impact on the amount of the provision.

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of R$6,240 (US$1,134 million) as of December 31, 2025 (December 31, 2024: R$6,756 (US$1,091 million), in connection with the asset retirement obligations for its Vale Base Metals operations. The financial cost of these guarantees is immaterial.

Accounting policy

A provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made.

Provisions are recognized and subsequently measured at the present value of the estimated expenditures required to settle the Company's obligation.

The cost corresponding to the initial recognition of the provision and subsequent updates due to revisions in estimates is capitalized as part of property, plant, and equipment and depreciated over the useful life of the related mining assets. When future economic benefits are no longer expected from the operation, changes in estimates are recognized as "other operating revenues (expenses), net" in the income statement for the respective period. The effect related to the passage of time is presented in the income statement for the respective period as financial results.

39

Critical accounting estimates and judgments

De-characterization of dam structures - The definition of the main critical assumptions and estimates applied by the Company in the de-characterization provision is supported by internal and external engineering and geology advisors and considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of the equipment used; (vi) advances in geological studies and new hydrological information; and (vii) discount rate update.

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

Asset retirement obligations - The definition of the main critical assumptions and estimates applied by the Company in the asset retirement obligations and environmental obligations is supported by internal and external engineering and geology advisors and considers, among others: interest rate, cost of closure, useful life of the mining asset considering the current conditions of closure and the projected date of depletion of each mine. Any changes in these assumptions may significantly impact the recorded provision. Therefore, the estimated costs for closure of the mining assets are deemed to be a critical accounting estimate and annually reviewed.

15. Intangibles

		Consolidated
	Notes	Goodwill	Concessions	Software	Research and development projects	Patents	Total
Balance as of December 31, 2023		15,799	37,226	502	2,782	–	56,309
Additions		–	2,704	289	4	–	2,997
Disposals		–	(56)	–	(23)	–	(79)
Amortization		–	(1,464)	(287)	–	–	(1,751)
Acquisition of Aliança Energia	31(a)	1,426	4,581	–	21	–	6,028
Translation adjustment		1,586	–	15	–	–	1,601
Balance as of December 31, 2024		18,811	42,991	519	2,784	–	65,105
Cost		18,811	52,806	3,585	2,784	–	77,986
Accumulated amortization		–	(9,815)	(3,066)	–	–	(12,881)
Balance as of December 31, 2024		18,811	42,991	519	2,784	–	65,105
Additions		–	2,014	172	2	–	2,188
Disposals		–	(26)	–	(4)	–	(30)
Amortization		–	(1,544)	(243)	–	(95)	(1,882)
Impairment	12	(10,137)	–	–	–	–	(10,137)
Transfer to held for sale (Energy Assets)		(752)	(4,419)	–	(21)	–	(5,192)
Transfers (i)		–	–	–	(2,754)	2,754	–
Translation adjustment		(786)	–	(5)	–	–	(791)
Balance as of December 31, 2025		7,136	39,016	443	7	2,659	49,261
Cost		7,136	49,895	3,651	7	2,754	63,443
Accumulated amortization		–	(10,879)	(3,208)	–	(95)	(14,182)
Balance as of December 31, 2025		7,136	39,016	443	7	2,659	49,261

40

	Parent company
	Concessions	Software	Research and development	Patents	Total
Balance as of December 31, 2023	37,226	386	2,754	–	40,366
Additions	2,689	215	–	–	2,904
Disposals	(44)	–	–	–	(44)
Amortization	(1,362)	(171)	–	–	(1,533)
Balance as of December 31, 2024	38,509	430	2,754	–	41,693
Cost	48,059	1,992	2,754	–	52,805
Accumulated amortization	(9,550)	(1,562)	–	–	(11,112)
Balance as of December 31, 2024	38,509	430	2,754	–	41,693
Additions	2,001	124	–	–	2,125
Disposals	(26)	–	–	–	(26)
Amortization	(1,468)	(184)	–	(95)	(1,747)
Transfers (i)	–	–	(2,754)	2,754	–
Balance as of December 31, 2025	39,016	370	–	2,659	42,045
Cost	49,895	2,116	–	2,754	54,765
Accumulated amortization	(10,879)	(1,746)	–	(95)	(12,720)
Balance as of December 31, 2025	39,016	370	–	2,659	42,045

(i) In October 2025, Vale changed the utilization plan for the technology arising from projects acquired through the acquisition of New Steel Global N.V. and, as a result, the carrying amount associated with these projects has been reclassified as "patent" and will be amortized over its legal protection period.

a) Concessions – Includes the operating concession contracts of EFC and EFVM (note 16).

b) Goodwill – Includes the goodwill derived from acquisition of iron ore and the goodwill from the incorporation of Valepar into Vale S.A. in 2017 which was recognized on the acquisition of Vale S.A. controlling interest by Valepar, based on the expected future returns of the ferrous segment. The Company has not recognized the deferred taxes over the goodwill, since there are no differences between the tax basis and accounting basis. Annually, the Company assesses the impairment of this asset, or more frequently when an indication of impairment is identified (note 12).

c) Patents - Refers to patents identified in the business combination of New Steel Global N.V. acquired in 2019.

Accounting policy
Intangibles are carried at acquisition cost, net of accumulated amortization and impairment charges. The estimated useful lives are as follows:
Useful life
Railway concessions	5 to 33 years
Patents	7 years
Software	5 years

41

16. Railway concessions

Liabilities related to the concession grants

The Company’s integrated operations encompass the railway concessions of the Vitória a Minas Railroad (EFVM) and the Carajás Railroad (EFC). The EFVM railway connects the mines of the Southern System, located in the Quadrilátero Ferrífero region in the Brazilian state of Minas Gerais, to the Port of Tubarão in Vitória, Espírito Santo. The EFC railway links the mines of the Northern System in the Carajás region, in the state of Pará, to the Ponta da Madeira maritime terminal in São Luís, Maranhão. The liabilities related to these railway concessions are presented below:

	Consolidated					Discount rate
	December 31, 2024	Changes in estimates	Monetary and present value adjustments	Disbursements	2025	2025	December 31, 2024	Remaining term of obligations
Payment obligation	6,924	180	588	(313)	7,379	7,49% - 11,04%	7,32% - 11,04%	32 years
Infrastructure investment	7,655	61	530	(2,453)	5,793	7,15% - 9,10%	7,43% - 8,12%	7 years
	14,579	241	1,118	(2,766)	13,172
Current liabilities	2,895				3,138
Non-current liabilities	11,684				10,034
Liabilities	14,579				13,172

In December 2020, the Company entered into an agreement with the Federal Government to continue operating its concessions of the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) for thirty years more, extending the maturity date from 2027 to 2057.

Later, in January 2024, responding to a request from the Ministry of Transportation, Vale, the National Land Transport Agency (“ANTT”), and the Brazilian Federal Government, resumed discussions on the general conditions for concession contracts and on December 30, 2024, the general basis for the renegotiation were agreed, aiming to promote the modernization and update of the existing contracts. This process was subject to evaluation and approval by the competent authorities, and its conformation would occur through a consensual solution discussed with the bodies involved at the Brazilian Federal Accounts Court.

As part of these general bases, Vale would agree to a maximum global contribution of approximately R$11,031 (US$1,809 million), for the EFC and EFVM’s asset base review, the optimization of contractual obligations and investments replanning.

As a consequence of the new conditions of the general bases, the Company recognized, on December 31, 2024, an addition of R$1,559 (US$256 million) in provision, which reflected the revised estimates regarding the amount of future disbursements required to fulfill the new contractual obligations of the railway concessions. Additionally, the liability was reduced by R$4,000 (US$656 million) due to the advanced payment made by Vale, ahead of the previously planned cash flow.

However, on August 28, 2025, within the context of the consensual solution conducted by the Brazilian Federal Accounts Court, the parties were unable to reach consensus within the established deadline.

Despite ongoing discussions, the concession contracts remain in effect, the Company continues to comply with the established obligations, and remains committed to the general terms defined in the agreement signed on December 30, 2024. The Company believes its provisions remain sufficient to comply with the obligations related to the concessions; therefore, no revision was made in its balances.

(a.i) Payment obligation

The Company will make payments for the concession grants in quarterly installments through the concession period. This obligation is updated annually by the readjustment index for monetary exchange (IRT), which was 4.68% for the year 2025 (2024: 4.76%), resulting in an addition to the provision of R$207 (US$38 million) for the year ended December 31,2025 (2024: R$151 (US$25 million)).

42

The concession contract renewal requires the evaluation for confirmation of the railway assets by the ANTT. In addition, the ANTT may require, at their discretion, further investments on the concession network. Furthermore, there is a requirement for the Company to complete a minimum percentage of certain investments by 2027. In these circumstances, discussions will be required regarding the economic and financial rebalancing of the contracts, and if new investments are required or if there are delays in the delivery of investments with a fixed deadline, the carrying amount of grant payable may have a material impact in the future.

(a.ii) Infrastructure investment

Midwestern Integration Railroad ("FICO") - Construction of 363 km of FICO, between the municipalities of Mara Rosa, in Goiás, and Água Boa, in Mato Grosso. As of December 31, 2025, the Company has a provision in the amount of R$2,392 (US$435 million) (2024: R$4,066 (US$656 million)).

Infrastructure program - Comprises over 450 separate projects designed to improve safety and reduce trespass where the railways pass through urban areas, as well as technological and cultural development projects. The program will benefit 25 and 33 municipalities intercepted by EFC and EFVM, respectively. As of December 31, 2025, the Company has a provision in the amount of R$3,402 (US$618 million) (2024: R$3,589 (US$580 million)).

Accounting policy

Concessions – Railway concessions liabilities consist of the future payments discounted at present value associated with the fixed payments for the concession and the obligations related with investments in infrastructure.

Grant payments are discounted using the regulatory weighted average cost of capital (“WACC”), which is the interest rate explicit in the concession agreement as determined by the ANTT, and payments related to other investment obligations are discounted at an incremental rate to reflect the time value of money, that is, a risk-free interest rate applicable to the economic environment in which the Company operates and with terms and conditions equivalent to the obligations assumed.

The amounts payable in relation to the concession granted accounted for as intangible in accordance with the accounting policy, disclosed in note 15.

Critical accounting estimates and judgments

The liabilities related to the concession grant may be affected by factors including, but not limited to: (i) amounts expected to be disbursed for constructing railways and infrastructure; (ii) costs associated with the acquisition of goods intended for the provision of public railway services; (iii) other miscellaneous obligations that complement the early extension of the railway concessions agreement; and (iv) updates in the discount rate.

Thus, the amounts actually incurred by the Company may differ from the amounts currently provisioned, due to the confirmation of the assumptions used and which depend on several factors, some of which are not under the Company's control. These changes could result in a material impact on the amount of the provision in future periods. At each presentation date of its financial statements, the Company will reassess the main assumptions used in the preparation of projected cash flows and will adjust the provision, when applicable.

17. Climate-related financial information

The Company integrates its climate strategy into its business through a comprehensive approach, based on systematic planning and execution, prioritizing risk management and the leveraging of opportunities, aligned with its purpose of leading value generation in mining in an ethical and sustainable manner.

The announced investments and the Company’s strategy regarding decarbonization initiatives have been assessed in the context of critical accounting estimates and judgments. Future changes in this strategy or in the global scenario may affect the Company’s key estimates and may result in material impacts on the Company’s income statement and balances of assets and liabilities in future periods.

The Company has voluntarily, in line with global best practices for climate governance, established the following climate-related targets:

43

•	Reduce absolute Scope 1 and 2 emissions by 33% by 2030, compared to the 2017 baseline year.
•	Reduce net Scope 3 emissions by 15% by 2035, compared to the 2018 baseline year.
•	Achieve net-zero Scope 1 and 2 emissions by 2050.

Vale assessed its decarbonization targets by analyzing the criteria for provision recognition according to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. There is no provision as of December 31, 2025, as none of the targets represent a present obligation for the Company.

To support its decarbonization targets and foster economic development aligned with environmental preservation and business sustainability, the Company maintains an extensive portfolio of projects in both research and development and operational phases. These include the restructuring of its production system with a focus on direct reduction products and circular mining, the substitution of fossil energy raw materials with renewable or lower-emission sources, among others.

These decarbonization projects have implementation timelines ranging from 1 to 30 years, consistent with the time horizons defined by Vale to support its strategic planning. The Company monitors and evaluates relevant uncertainties regarding the recoverability of these investments, such as technological, regulatory, and market risks, which may affect the expected economic performance of these assets. As of December 31, 2025, the Company did not identify material deviations or changes between budgeted and actual amounts for such projects.

Participation in the carbon credit market

For emissions within the Company’s value chain (Scope 3), the Company may use, in a limited manner, high-integrity carbon credits for potential offsetting of greenhouse gas emissions. Therefore, Vale operates as an end-user in the carbon credit market, aiming at the retirement of carbon credits to achieve its decarbonization target. As of December 31, 2025, the Company had a balance of R$49 (US$9 million) (2024: R$39 (US$7 million)) in advance for the acquisition of carbon credits, presented in the balance sheet as other assets.

Carbon credits, once effectively received, will be recognized as intangible assets and measured at cost, in accordance with IAS 38 – Intangible Assets.

b) Potential effects of climate-related risks and opportunities on the accounting estimates of assets’ recoverable amount

The measurement of the recoverable amount of assets is subject to uncertainties, including potential impacts arising from climate-related risks and opportunities. Vale carried out a sensitivity analysis on the measurement of the recoverable amount of certain cash-generating units (“CGUs”), considering certain climate-related risks and opportunities, as presented below.

In measuring the recoverable amount of its assets, Vale bases its cash flow projections on reasonable and supportable assumptions that represent the best estimate of the range of economic conditions underpinning the models used to determine the recoverable amount of the CGUs, as described in note 12. Therefore, the scenarios used in this sensitivity analysis are not considered by the Company to be its best estimates for determining the expected impacts of impairment losses.

44

Potential impacts of the opportunity associated with growing demand for nickel on the recoverable amount of the CGUs

In 2025, Vale recognized impairment losses totaling R$19,517 (US$3,578 million) related to its nickel CGUs, including the allocated goodwill (note 12). Based on the models used to measure the recoverable amount of these CGUs, the Company sensitized the nickel price curve by considering an average increase of 11%, substantially in long-term prices, compared to the price curve used in the base models, reflecting the potential materialization of a scenario in which the pace and intensity of the energy transition are more favorable to nickel. As a result, the impairment losses recognized in 2025 would have been reduced by R$7,964 (US$1,426 million).

Potential impacts of the risk associated with regulations related to GHG emissions (RT1) on the recoverable amount of the Iron Ore Solutions operating segment

The implementation of climate policies, including carbon pricing mechanisms, may affect the competitiveness of Vale’s products. Therefore, the speed and intensity of implementation of such regulations impact the prices and costs of products in the Iron Ore Solutions operating segment.

Vale tested the recoverability of the goodwill allocated to the Iron Ore Solutions operating segment in 2025 and did not identify any impairment loss (note 12). Based on the models used to measure the recoverable amount of this operating segment, the Company included assumptions to sensitize a potential reduction in EBITDA due to the materialization of a climate-policy scenario that is less favorable to Vale’s product portfolio. As a result, the headroom of the recoverability test for the Iron Ore Solutions operating segment would be reduced. However, the recoverable amount of the operating segment would still exceed its carrying amount, including goodwill, and thus, no impairment would be recognized.

45

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Financial management

46

18. Financial results

		Consolidated			Parent Company
Year ended December 31,	Notes	2025	2024	2023	2025	2024
Financial income
Short-term investments		2,409	1,776	1,547	1,636	1,048
Other		394	505	612	71	35
		2,803	2,281	2,159	1,707	1,083
Financial expenses
Loans and borrowings interest	24	(5,365)	(4,293)	(3,622)	(6,130)	(5,814)
Expenses from bonds and participative shareholders debentures premium repurchase	24 and 23(b)	(334)	(275)	(106)	(80)	–
Interest on working capital transactions	7 and 9	(1,177)	(964)	(1,160)	(672)	(501)
Interest on REFIS		(482)	(488)	(737)	(482)	(494)
Taxes on financial income		(376)	(152)	(258)	(342)	(133)
Banking expenses		(228)	(557)	(662)	(194)	(212)
Interest on lease liabilities	22	(173)	(258)	(310)	(63)	(55)
Other		(1,044)	(981)	(421)	(748)	(936)
		(9,179)	(7,968)	(7,276)	(8,711)	(8,145)
Other financial items, net
Foreign exchange and indexation losses, net		(4,454)	(7,702)	(8,185)	(4,519)	(3,755)
Participative shareholders' debentures	23(b)	(3,698)	(1,048)	(871)	(3,698)	(1,048)
Derivative financial instruments, net	20	9,252	(6,798)	4,455	8,413	(6,795)
		1,100	(15,548)	(4,601)	196	(11,598)
Total		(5,276)	(21,235)	(9,718)	(6,808)	(18,660)

Accounting policy

Transactions in foreign currencies are translated into the functional currency using the exchange rate effective on the date of the transaction. The foreign exchange gains and losses resulting from the translation at the exchange rates prevailing at the end of the year are recognized in the income statement as “financial income or expense”. The exceptions are transactions related to qualifying net investment hedges, cash flow hedge or items that are attributable to the net investment in a foreign operation, for which gains, and losses are recognized as a component of other comprehensive income.

The accounting policies related to the other items of the financial result are shown in the notes, “30. Investments in subsidiaries, associates, and joint ventures”, “23.b. Participative shareholders’ debentures”, “21. Loans and borrowings” and “22. Leases”.

47

19. Financial assets and liabilities

a) Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		Consolidated
		December 31, 2025					December 31, 2024
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (i)		40,563	–	–	40,563	30,671	–	–	30,671
Short-term investments (ii)		–	–	1,066	1,066	–	–	331	331
Derivative financial instruments	20	–	–	2,278	2,278	–	–	331	331
Accounts receivable	7	886	–	11,753	12,639	2,313	–	12,287	14,600
		41,449	–	15,097	56,546	32,984	–	12,949	45,933
Non-current
Judicial deposits	27(c)	3,580	–	–	3,580	3,326	–	–	3,326
Restricted cash	23	50	–	–	50	78	–	–	78
Derivative financial instruments	20	–	–	1,115	1,115	–	–	91	91
Investments in equity securities	23	–	347	–	347	–	337	–	337
		3,630	347	1,115	5,092	3,404	337	91	3,832
Total of financial assets		45,079	347	16,212	61,638	36,388	337	13,040	49,765

Financial liabilities
Current
Suppliers and other payables	9	30,621	–	–	30,621	26,217	–	–	26,217
Derivative financial instruments	20	–	–	514	514	–	–	1,220	1,220
Loans and borrowings	21	2,847	–	–	2,847	6,316	–	–	6,316
Leases	22	884	–	–	884	907	–	–	907
Subordinate notes	23(a)	22	–	–	22	–	–	–	–
Railway concession	16	3,138	–	–	3,138	2,895	–	–	2,895
Other financial liabilities - Related parties	33	1,293	–	–	1,293	1,803	–	–	1,803
Other financial liabilities	23	1,774	–	–	1,774	3,637	–	–	3,637
		40,579	–	514	41,093	41,775	–	1,220	42,995
Non-current
Derivative financial instruments	20	–	–	287	287	–	–	2,650	2,650
Loans and borrowings	21	96,932	–	–	96,932	85,282	–	–	85,282
Leases	22	2,794	–	–	2,794	3,507	–	–	3,507
Subordinate notes	23(a)	4,079	–	–	4,079	–	–	–	–
Participative shareholders' debentures	23(b)	–	–	12,403	12,403	–	–	13,727	13,727
Railway concession	16	10,034	–	–	10,034	11,684	–	–	11,684
Other financial liabilities	23	–	–	1	1	198	–	1	199
		113,839	–	12,691	126,530	100,671	–	16,378	117,049
Total of financial liabilities		154,418	–	13,205	167,623	142,446	–	17,598	160,044

(i) Includes R$13,923 (US$2,531 million) (2024: R$10,580 (US$1,709 million)) denominated in R$, R$25,378 (US$4,612 million) (2024: R$18,877 (US$3,048 million)) denominated in US$ and R$1,262 (US$229 million) (2024: R$1,214 (US$196 million)) denominated in other currencies.

(ii) It substantially comprises investments in debt securities and investments in exclusive investment funds, whose portfolio is composed of repo operations and bank certificates of deposit ("CDBs").

48

		Parent company
		December 31, 2025					December 31, 2024
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents		11,460	–	–	11,460	9,084	–	–	9,084
Short-term investments		–	–	899	899	–	–	12	12
Derivative financial instruments	20	–	–	1,425	1,425	–	–	194	194
Accounts receivable	7	14,539	–	542	15,081	27,783	–	880	28,663
		25,999	–	2,866	28,865	36,867	–	1,086	37,953
Non-current
Judicial deposits	27(c)	3,453	–	–	3,453	–	–	–	–
Restricted cash	23	30	–	–	30	24	–	–	24
Derivative financial instruments	20	–	–	1,073	1,073	–	–	35	35
Investments in equity securities	23	–	127	–	127	–	120	–	120
		3,483	127	1,073	4,683	24	120	35	179
Total of financial assets		29,482	127	3,939	33,548	36,891	120	1,121	38,132

Financial liabilities
Current
Suppliers and other payables	9	17,289	–	–	17,289	15,286	–	–	15,286
Derivative financial instruments	20	–	–	383	383	–	–	1,124	1,124
Loans and borrowings	21	960	–	–	960	819	–	–	819
Leases	22	329	–	–	329	367	–	–	367
Railway concession	16	3,138	–	–	3,138	2,895	–	–	2,895
Loans - Related parties	33	24,302	–	–	24,302	14,731	–	–	14,731
Other financial liabilities - Related parties	29	2,285	–	–	2,285	3,380	–	–	3,380
Other financial obligations	23	–	–	–	–	14	–	–	14
		48,303	–	383	48,686	37,492	–	1,124	38,616
Non-current
Derivative financial instruments	20	–	–	208	208	–	–	2,491	2,491
Loans and borrowings	21	35,134	–	–	35,134	30,164	–	–	30,164
Leases	22	831	–	–	831	956	–	–	956
Loans - Related parties	33	41,213	–	–	41,213	58,976	–	–	58,976
Participative shareholders' debentures	23(b)	–	–	12,403	12,403	–	–	13,727	13,727
Railway concession	16(a)	10,034	–	–	10,034	11,684	–	–	11,684
Other financial liabilities	23	–	–	1	1	–	–	1	1
		87,212	–	12,612	99,824	101,780	–	16,219	117,999
Total of financial liabilities		135,515	–	12,995	148,510	139,272	–	17,343	156,615

49

b) Hierarchy of fair value

			Consolidated
		December 31, 2025				December 31, 2024
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments		180	886	–	1,066	331	–	–	331
Derivative financial instruments	20	–	3,393	–	3,393	–	422	–	422
Accounts receivable	7	–	11,753	–	11,753	–	12,287	–	12,287
Investments in equity securities	23	–	347	–	347	–	337	–	337
		180	16,379	–	16,559	331	13,046	–	13,377

Financial liabilities
Derivative financial instruments	20	–	801	–	801	–	3,870	–	3,870
Participative shareholders' debentures	23(b)	–	12,403	–	12,403	–	13,727	–	13,727
Other financial liabilities	23	–	1	–	1	–	1	–	1
		–	13,205	–	13,205	–	17,598	–	17,598

		Parent company
		December 31, 2025				December 31, 2024
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments		13	886	-	899	12	-	-	12
Derivative financial instruments	20	-	2,498	-	2,498	-	229	-	229
Accounts receivable	7	-	542	-	542	-	880	-	880
Investments in equity securities	23	-	127	-	127	-	120	-	120
		13	4,053	-	4,066	12	1,229	-	1,241

Financial liabilities
Derivative financial instruments	20	-	591	-	591	-	3,615	-	3,615
Participative shareholders' debentures	23(b)	-	12,403	-	12,403	-	13,727	-	13,727
Other financial obligations	23	-	1	-	1	-	1	-	1
		-	12,995	-	12,995	-	17,343	-	17,343

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

c) Fair value of loans, borrowings and subordinated notes

Loans. borrowings and subordinated notes are measured at amortized cost. To determine the fair value of these financial instruments traded in secondary markets, the closing market quotations on the balance sheet dates were used. The carrying amount of the other financial liabilities measured at amortized cost represents a reasonable approximation of their respective fair value.

	Consolidated
	December 31, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	42,273	44,209	45,003	44,866
Debentures	13,043	12,938	7,876	7,897
Total loans and borrowings	55,316	57,147	52,879	52,763

Subordinated notes	4,101	4,113	–	–

50

	Parent company
	December 31, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	2,757	2,733	3,103	2,910
Debentures	13,043	12,938	6,680	6,702
Total	15,800	15,671	9,783	9,612

Accounting policy

Classification and measurement - The Company classifies financial instruments based on its business model for managing the assets and the contractual cash flow characteristics of those assets. The business model test determines the classification based on the business purpose for holding the asset and whether the contractual cash flows represent only payments of principal and interest.

Financial instruments are measured at fair value through profit or loss (“FVTPL”) unless certain conditions are met that permit measurement at fair value through other comprehensive income (“FVOCI”) or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments are recognized in profit or loss only on disposal.

Investments in equity instruments are measured at FVTPL unless they are eligible to be measured at FVOCI, whose gains and losses are never recycled to profit or loss.

All financial liabilities are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Excepts for Participative shareholders’ debentures and Derivative financial instruments that are measured at FVTPL.

Fair value hierarchy - The Company classifies financial instruments within the fair value hierarchy as:

Level 1: The fair value of financial instruments traded in active markets (e.g. derivatives and publicly traded shares) is based on quoted market prices at the end of the financial statements period.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over the counter derivatives) is determined using valuation techniques that maximize the use of observable market data. If all significant data required for the fair value of an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant data are not based on observable market data, the instrument is included in level 3. The fair value of derivatives classified as level 3 is estimated using discounted cash flows and option valuation models with unobservable inputs of discount rates, stock prices and commodity prices.

20. Financial and capital risk management

The Company is exposed to several financial and capital risk factors that may impact its performance and equity position. The evaluation of the exposure to financial and capital risks is performed periodically to support decision making process regarding the risk management strategy.

The Company's policy aims at establishing a capital structure that will ensure the continuity of our business in the long term. Within this perspective, the Company has been able to maintain regular dividends payments and interest on capital (“JCP”), to maintain a debt profile suitable for its activities, with an amortization well distributed over the years, thus avoiding a concentration in one specific period.

The Board of Directors establishes and supervises the management of financial risks with the support of the Capital Allocation and Project Advisory Committee that ensures that Company's financial activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company's policies and objectives.

51

The Company has developed its strategy through an integrated view of the risks to which it is exposed, considering not only the risk, generated by variables traded in the financial market (market risk) and the liquidity risk, but also the risk arising from obligations assumed by third parties to the Company (credit risk), among others.

The Company uses derivative financial instruments to protect its exposure to these market risks arising from operating, financing, and investment activities, so that Vale does not engage in derivative operations that result in nominal amount exceeding its total exposure. The financial instruments portfolio is reassessed periodically, allowing the monitoring of financial results and their impact on cash flow. The Company applies hedge accounting to its net investment in foreign operation.

Risks	Origin of the exposure	Management
Market Risk - Exchange Rate	Financial instruments and other financial liabilities that are not denominated in US$	Derivatives transactions, such as swap and forward operations
Market risk - Interest rate	Loans and financing indexed to different interest rates including, but not limited to, SOFR and CDI	Derivatives transactions, such as swap operations
Market risk - Product and input prices	Volatility of commodity and input prices	Derivatives transactions, such as forward operations and option contracts
Credit Risk	Receivables, derivative transactions, guarantees, advances to suppliers and financial investments	Portfolio diversification and policies for monitoring counterparty solvency and liquidity indicators
Liquidity risk	Contractual or assumed obligations	Availability of revolving credit lines

Method and techniques for valuation of derivatives

The derivative financial instruments were evaluated using the curves and market prices that impact each instrument on the valuation dates applying pricing techniques widely used by the market.

Swaps are priced by discounting their cash flows by the corresponding rates and currencies, while forward and futures contracts use the forward curves of their respective underlying assets. For options, the Company uses the Black & Scholes model and in the case of Asian options the Turnbull & Wakeman model. In all cases, we consider the credit risk of both the Company and the counterparty for the final calculation of fair value. When pricing information is not available from a listed market source, alternative market mechanisms or comparable recent transactions, fair value is estimated based on the Company's outlook.

Effects of derivatives on the statement of financial position

	Consolidated
	December 31, 2025		December 31, 2024
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	3,234	729	321	3,723
Commodities price risk	159	72	101	145
Embedded derivatives	–	–	–	2
Total	3,393	801	422	3,870

	Parent company
	December 31, 2025		December 31, 2024
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	2,498	591	229	3,615
Total	2,498	591	229	3,615

Net exposure

		Consolidated
	December 31, 2025	December 31, 2024
Foreign exchange and interest rate risk (i)	2,505	(3,402)
Commodities price risk	87	(44)
Embedded derivatives	–	(2)
Total	2,592	(3,448)

(i) Includes a positive (negative) balance of R$988 (US$181 million) and R$(2,068) (US$(334) million)) as of December 2025 and 2024, respectively, related to transactions to mitigate foreign exchange and interest rate fluctuations on loans, borrowings and provisions related to Brumadinho and Samarco.

52

Effects of derivatives on the income statement

	Consolidated				Parent company
	Gain (loss) recognized in the income statement
Year ended December 31,	2025	2024	2023	2025	2024
Foreign exchange and interest rate risk	9,204	(6,670)	4,457	8,413	(6,795)
Commodities price risk	46	(137)	(16)	–	–
Embedded derivatives	2	9	14	–	–
Total	9,252	(6,798)	4,455	8,413	(6,795)

Effects of derivatives on the cash flows

	Consolidated				Parent company
	Financial settlement inflows (outflows)
Year ended December 31,	2025	2024	2023	2025	2024
Foreign exchange and interest rate risk	3,302	(64)	2,346	3,120	(18)
Commodities price risk	(78)	30	32	–	–
Derivatives designated as cash flow hedge accounting	–	–	420	–	–
Total	3,224	(34)	2,798	3,120	(18)

a) Market risk

a.i) Foreign exchange and interest rates

The Company’s cash flow is exposed to the volatility of several currencies against the U.S. dollar. While most of our product prices are indexed to U.S. dollars, most of our costs, expenses and investments are indexed to currencies other than the U.S. dollar, principally the Brazilian real and the Canadian dollar.

The Company can enter into derivative transactions to protect its cash flow against the market risks that arises from its debt obligations and other commitments – mainly currency volatility.

To reduce cash flow volatility, swap and forward operations were implemented to convert the cash flow of commitments, debts and financial obligations in Reais into US$ with exchange rate locks and fixed and floating rate swaps indexed mainly to the interbank deposit certificate ("CDI"), the TJLP and the national consumer price index ("IPCA"). In these swap operations, the Company pays fixed rates in US$ and receives remuneration in R$ fixed or linked to the interest rates of the hedged liabilities.

The Company is also exposed to floating interest rate risks on certain loans and financing. U.S. dollar floating-rate debt consists primarily of loans, including export prepayments, loans with commercial banks, and multilateral organizations. To reduce cash flow volatility, swaps transactions were implemented to convert SOFR-indexed interest rates into fixed-rate loan and financing contracts. In these operations, the Company receives floating rates indexed to SOFR and pays remuneration linked to fixed rates in US$.

	Notional		Fair value		Fair value by year
Flow	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	2025	2026	2027
Foreign Exchange and Interest Rate Derivatives	US$ 9.201	US$11,490	2,505	(3,402)	1,679	354	472

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	2,505	(5,142)	(12,789)
US$ interest rate inside Brazil decrease	2,505	1,572	494
Brazilian interest rate increase	2,505	556	(1,050)
TJLP interest rate decrease	2,505	2,494	2,483
IPCA index decrease	2,505	1,477	534
SOFR interest rate decrease	2,505	2,362	2,215

53

a.ii) Protection program for product prices and input costs

The Company is also exposed to market risks associated with the price volatility of commodities and inputs, especially freight and fuel costs. In line with its risk management policy, risk mitigation strategies involving commodities are used to reduce cash flow volatility. These mitigation strategies incorporate derivative instruments, predominantly forward, futures and options.

	Notional		Fair value		Fair value by year
Flow	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	2026	2027	2028+
Brent crude oil (bbl)
Options	22,224,999	24,050,625	(27)	67	(27)	–	–

Forward Freight Agreement (days)
Freight forwards	2,070	3,240	82	(65)	82	–	–

Fixed price Nickel sales protection (ton)
Nickel forwards	3,557	4,978	29	(46)	29	–	–

Fixed price Cobalt sales protection (tons)
Cobalt forwards	26	–	3	–	3	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ de 25%)	Scenario II (∆ de 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	(27)	(690)	(2,326)
Forward Freight Agreement (days)	Decrease in freight price	82	10	(61)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	29	29	29
Hedge for fixed-price cobalt sales (tons)	Decrease in cobalt price	3	1	(1)

Brent Crude Oil - To reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were implemented through acquiring call and put options on Brent Crude Oil for different portions of the exposure. The derivative transactions were traded over-the-counter.

Freight derivative - To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

Fixed price sales protection - The Company started an operational program to protect nickel and cobalt sales, converting fixed price commercial contracts with customers to floating price, therefore maintaining the Company’s exposure to price fluctuations. The transactions usually carried out in this program are nickel purchases for future settlement.

Hedge program for products acquisition for resale - The Company started a hedge program with nickel forward transactions with the objective of reducing the risk of price mismatch between the period of purchase and sale of products to third parties. The transactions entered into in 2023 were fully settled within the fiscal year.

54

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	2025	2026	2027+
Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	–	(2)	–	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ de 25%)	Scenario II (∆ de 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	–	–	(1)

Embedded derivative (pellet price) in natural gas purchase agreement - The Company has a natural gas purchase agreement in which the amount charged to Vale changes based on the pricing level of the pellets sold by the Company to the market.

a.iv) Hedge accounting

	Consolidated			Parent Company
	Gain (loss) recognized in the other comprehensive income
Year ended December 31,	2025	2024	2023	2025	2024
Net investments hedge	1,581	(2,750)	683	1,581	(2,750)
Cash flow hedge	–	–	(88)	–	–

Net investment hedge - The Company uses hedge accounting for foreign exchange risk arising from Vale S.A.’s net investments in Vale International S.A.. With the hedge program, the Company's debt with third parties denominated in United States dollars serves as a hedge instrument for investments in Vale International S.A.. The amount of debt designated as a hedge instrument for this investment is R$ 21.267 (US$3,865 million) as of December 31, 2025 (2024: R$20.484 (US$3,308 million). As a result of the hedge program, the impact of the exchange rate variation on the debt denominated in dollars is now partially recorded in other comprehensive income, as “Translation adjustments”.

Cash flow hedge (Nickel) - To reduce the cash flow volatility due to nickel price fluctuations, the Company implemented the Nickel Revenue Hedge Program. In this program, hedging operations were executed, through option contracts, to protect a portion of the projected volume of sales at floating, highly probable realization prices, guaranteeing prices above the average unit cost of nickel production for the protected volumes. In 2023, the program was settled, and no new operations were carried out in 2024 and 2025. The contracts were traded on the London Metal Exchange or over-the-counter.

b) Credit risk management

The Company is exposed to credit risk that arises from trade receivables, derivative transactions, guarantees, down payment for suppliers and cash investments. The credit risk management process provides a framework for assessing and managing counterparties’ credit risk and for maintaining our portfolio risk at an acceptable level.

For the commercial credit exposure, which arises from sales to final customers, the risk management area, in accordance with the current delegation level, approves or requests the approval of credit risk limits for each counterparty.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty’s strategic position and history of commercial relations.

Based on the counterparty’s credit risk, risk mitigation strategies may be used to manage the Company’s credit risk. The main credit risk mitigation strategies include non-recourse sale of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

55

b.i) Accounts receivable portfolio

Vale has a diversified accounts receivable portfolio from a geographical standpoint, with Asia, Middle East, North Africa, Europe and Brazil as the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables. Historically, the expected credit loss on the Company’s accounts receivable portfolio is immaterial (note 7).

b.ii) Financial instruments, except for accounts receivable

To manage the credit exposure arising from cash investments and derivative instruments, credit limits are approved to each counterparty with whom the Company has credit exposure. Furthermore, the Company controls the portfolio diversification and monitors different indicators of solvency and liquidity of the different counterparties that were approved for trading. The carrying amount of the financial assets that represent the exposure to credit risk is presented below:

		Consolidated
	Notes	December 31, 2025	December 31, 2024
Cash and cash equivalents	19(a)	40,563	30,671
Short-term investments	19(a)	1,066	331
Restricted cash	23	50	33
Judicial deposits		3,580	3,326
Derivative financial instruments		3,393	422
Investments in equity securities	23	347	337
Total		48,999	35,165
		Parent company
	Notes	December 31, 2025	December 31, 2024
Cash and cash equivalents	19(a)	11,460	9,084
Short-term investments	19(a)	899	12
Restricted cash	23	30	24
Judicial deposits		3,453	3,208
Derivative financial instruments		2,498	229
Investments in equity securities	23	127	120
Total		18,467	12,677

b.iii) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions' credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	Consolidated
	December 31, 2025		December 31, 2024
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	3,969	3	2,421	3
A1	16,056	933	11,605	172
A2	4	1	3,220	83
A3	7,370	336	4,391	12
Baa1	2	–	6	–
Baa2	13	–	25	–
Baa3	299	–	–	–
Ba1 (i)	9,120	1,088	4,453	111
Ba2 (i)	4,796	1,032	4,881	41
	41,629	3,393	31,002	422

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

56

c) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The available revolving credit facilities are intended to assist short term liquidity management and to enable more efficiency in cash management and were provided by a syndicate of several global commercial banks. The Company has two revolving credit facilities, in the amount of R$27,512 (US$5,000 million), for which R$16,507 (US$3,000 million) have maturity date in 2029 and R$11,005 (US$2,000) in 2026. As of December 31, 2025 and 2024, these lines were not drawn.

The Company also is part of supplier finance arrangements to manage its working capital and does not consider these arrangements gives rise to excessive concentrations of liquidity risk. For further details, see note 14 of these financial statements.

.

Accounting policy

The Company uses financial instruments to hedge its exposure to certain market risks arising from operational, financing and investing activities. Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments (hedge accounting).

At the beginning of the hedge operations, the Company documents the type of hedge, the relation between the hedging instrument and hedged items, its risk management objective and strategy for undertaking hedge operations. The Company also documents, both at hedge inception and on an ongoing basis that the hedge is expected to continue to be highly effective. The Company has elected to adopt the new general hedge accounting model in IFRS 9 and designates certain derivatives as either:

Cash flow hedge - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity within "Unrealized fair value gain (losses)". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in profit or loss when the transaction is recognized in the income statement.

Net investment hedge - Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity within "Cumulative translation adjustments". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the statement of income when the foreign operation is partially or fully disposed of or sold.

Derivatives at fair value through profit or loss - Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are recognized immediately in the income statement.

Critical accounting estimates and judgments
The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods. Assumptions are based on the market conditions, at the end of the year. An analysis of the impact if actual results are different from management's estimates is present under “Sensitivity analysis of derivative financial instruments”.

57

21. Loans and borrowings

a) Outstanding balance of loans and borrowings by type and currency

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Quoted in the secondary market:
US$ Bonds	6.05%	–	–	41,859	44,502
R$ Debentures	7.22%	313	419	12,581	7,375
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.88%	240	253	490	887
Basket of currencies and bonds in US$ indexed to SOFR	5.72%	–	–	825	929
Debt contracts in the international market in:
US$, with variable and fixed interest	5.09%	1,128	4,433	38,207	31,222
Other currencies, with fixed interest	4.79%	66	71	236	312
Other currencies, with variable interest	2.76%	27	–	2,734	55
Accrued charges		1,073	1,140	–	–
Total		2,847	6,316	96,932	85,282

	Parent company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Quoted in the secondary market:
US$,Bonds	5.66%	–	–	2,703	3,042
R$, Debentures	7.22%	313	195	12,581	6,417
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.88%	241	239	490	729
Basket of currencies and bonds in US$ indexed to SOFR	5.72%	–	–	825	929
Debt contracts in the international market in:
US$, with variable and fixed interest	5.15%	26	–	18,535	18,992
Other currencies, with variable interest		–	–	–	55
Accrued charges		380	385	–	–
Total		960	819	35,134	30,164

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of December 31, 2025.(ii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.21% per year in US$.

The reconciliation of loans and borrowings with the cash flows arising from financing activities is presented in note 24.

b) Future flows of principal and interest of loans and borrowings payments

	Consolidated		Parent Company
	Principal	Estimated future interest payments (i)	Principal	Estimated future interest payments (i)
2026	1,776	5,443	580	1,992
2027	9,352	5,116	4,165	1,859
2028	5,426	4,855	5,327	1,678
2029	19,024	4,644	4,806	1,433
From 2030 to 2032	19,708	9,852	6,792	3,304
2033 onwards	43,420	21,466	14,044	4,073
Total	98,706	51,376	35,714	14,339

(i) Based on interest rate curves and foreign exchange rates applicable as of December 31, 2025 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

For the year ended on December 31, 2025, 2% of total interest incurred in Loans and borrowings was capitalized (2024: 4%) (note 17). Loan and Borrowing costs that are not capitalized are recognized in the income statement of the year in which they are incurred.

58

c) Covenants

As of December 31, 2025, under the terms of certain financial liabilities which has a total carrying amount of R$14,333 (US$2,605 million) (2024: R$16,696 (US$2,696 million)), the Company is required to comply with the following financial covenants at the end of each annual reporting period:

•	Leverage: The debt must be not more than 4.5x adjusted EBITDA; and
•	Interest coverage: The adjusted EBITDA must be not less than 2x interest expenses.

The Company has complied with these covenants as of December 31, 2025, and 2024 and the next measurement date will be at the end of the next annual reporting period. Vale is also subject to non-financial covenants ordinarily used in the market, such as compliance with certain governance and environmental requirements, among others. The Company has complied with these covenants as of December 31, 2025 and 2024.

Accounting policy

Loans and borrowings are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Income statement over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs. The Company contracts derivatives to protect its exposure to changes in debt cash flows, changing the average cost of debts that have hedge derivatives contracted.

Loans and borrowing costs are capitalized as part of property, plants and equipment if those costs are directly related to a qualified asset. The capitalization occurs until the qualified asset is ready for its intended use. Interest on loans and borrowing not capitalized is recognized in profit or loss for the year when incurred.

22. Leases

a) Right of use

						Consolidated
	December 31, 2024	Additions and contract modifications	Depreciation and impairments	Transfer to held for sale (note 31a)	Translation adjustment	2025
Ports	316	(43)	(117)	–	(12)	144
Vessels	2,188	243	(281)	–	(249)	1,901
Pelletizing plants	677	(2)	(178)	–	–	497
Properties	584	175	(92)	(212)	–	455
Energy plants	172	–	(43)	–	(15)	114
Others	152	159	(63)	–	(19)	229
Total	4,089	532	(774)	(212)	(295)	3,340

	December 31, 2024	Additions and contract modifications	Depreciation and impairments	Transfer to held for sale (note 31a)	December 31, 2025
Pelletizing plants	677	(2)	(178)	–	497
Properties	451	190	(87)	(178)	376
Others	14	168	(19)		163
Total	1,142	356	(284)	(178)	1,036

59

b) Leases liabilities

							Consolidated
	December 31, 2024	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 31a)	Translation adjustment	2025
Ports	333	(43)	(117)	11	–	(14)	170
Vessels	2,202	243	(357)	73	–	(235)	1,926
Pelletizing plants	778	(2)	(278)	33	–	–	531
Properties	664	175	(116)	29	(217)	–	535
Energy plants	268	–	(18)	15	–	(26)	239
Others	169	159	(85)	12	–	22	277
Total	4,414	532	(971)	173	(217)	(253)	3,678
Current liabilities	907						884
Non-current liabilities	3,507						2,794
Total	4,414						3,678

					Parent company
	December 31, 2024	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 28a)	2025
Pelletizing plants	778	(2)	(278)	33	–	531
Properties	530	189	(109)	27	(180)	457
Others	15	168	(14)	3	–	172
Total	1,323	355	(401)	63	(180)	1,160
Current liabilities	367					329
Non-current liabilities	956					831
Total	1,323					1,160

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was R$524 (US$94 million) recorded in the income statement for the year ended December 31, 2025 (2024 and 2023: R$1,365 (US$253 million) and R$557 (US$112 million), respectively).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

								Consolidated
	2026	2027	2028	2029	2030 onwards	Total	Remaining term (years)	Discount rate
Ports	77	6	6	6	88	183	1 to 17	4% to 5%
Vessels	391	385	325	275	759	2,135	1 to 7	3% to 4%
Pelletizing plants	204	143	127	33	116	623	1 to 7	2% to 5%
Properties	121	116	110	83	171	601	1 to 13	2% to 6%
Energy plants	33	28	28	28	160	277	1 to 4	5%
Others	105	77	55	33	17	287	1 to 4	3% to 6%
Total	931	755	651	458	1,311	4,106

60

Accounting policy

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset.

The Company does not recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and/or leases of low-value assets. The payments associated to these leases are recognized as an expense on a straight-line basis over the lease term.

The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including in-substance fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) the exercise price under a purchase option or renewal option that are under the Company’s control and is reasonably certain to be exercised.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

23. Other financial assets and liabilities

		Consolidated
		Current		Non-Current
December 31,	Notes	2025	2024	2025	2024
Other financial assets
Restricted cash		–	–	50	78
Derivative financial instruments	19	2,278	331	1,115	91
Investments in equity securities		–	–	347	337
Loans - Related parties	33(b)	239	–	1,125	923
		2,517	331	2,637	1,429
Other financial liabilities
Derivative financial instruments	19	514	1,220	287	2,650
Subordinated notes	23(a)	22	–	4,079	–
Participative shareholders’ debentures	23(b)	–	–	12,403	13,727
Other financial liabilities - Related parties	33(b)	1,293	1,803	–	–
Other		1,774	3,637	1	199
		3,603	6,660	16,770	16,576

61

		Parent company
		Current		Non-Current
December 31,	Notes	2025	2024	2025	2024
Other financial assets
Restricted cash		–	–	30	24
Derivative financial instruments	19	1,425	194	1,073	35
Investments in equity securities		–	–	127	120
Other financial assets		–	–	–	–
		1,425	194	1,230	179
Other financial liabilities
Derivative financial instruments	19	383	1,124	208	2,491
Pre-export payments - Related parties	33(b)	24,302	14,731	41,213	58,976
Participative shareholders’ debentures	23(b)	–	–	12,403	13,727
Other financial liabilities - Related parties	33(b)	2,285	3,380	–	–
Other		–	14	1	1
		26,970	19,249	53,825	75,195

a) Subordinated notes

In November 2025, the Company concluded the issuance of subordinated notes in the amount of R$4,006 (US$750 million), maturing in 2056 and bearing interest payable semiannually at an initial rate of 6% per year. The interest rate will be reset every five years starting in February 2031.

These notes rank in priority of payment only ahead of the Company's shareholders' equity and are subordinated to all of Vale’s financial and non-financial obligations. In addition, the Company has the right to defer interest payments until the maturity of the principal, subject to events that are within Vale’s control.

The net proceeds from the issuance were used for general corporate purposes, including but not limited to replenishing cash following the payment of the partial repurchase of participative shareholders' debentures in November 2025 (note 23b).

b) Participative shareholders' debentures

At the time of its privatization in 1997, the Company issued 388,559,056 participatory debentures to existing shareholders, including the Brazilian Government. These debentures were structured to ensure that pre-privatization shareholders would participate in any future benefits derived from the exploitation of certain mineral resources. Holders are entitled to semiannual payments calculated as a percentage of the revenue related to these resources, net of taxes, transportation fees, and insurance expenses. This obligation remains in effect until all related mineral resources have been exhausted, sold, or otherwise disposed of.

In November 2025, Vale completed the repurchase of 89,410,390 participative debentures for a total amount of R$3,755.00 (US$703 million), including the payment of a premium of R$80 (US$15 million), which is presented in the income statement as "financial expenses". This initiative resulted in a 23.01% reduction in the total outstanding debentures, optimizing the Company’s capital structure through financial liability management and reinforcing its capital allocation strategy.

The impact of the participative shareholders' debentures on the financial results is presented in note 18, and the weighted-average price of secondary-market trades in the last month of each fiscal year is presented below:

	Average price (R$)
Year ended December 31,	2025	2024	2023
Participative shareholders’ debentures	41.46	35.33	35.80

62

The Company made available for withdrawal as remuneration the following amounts:

	Availability date	Remuneration amount
Remuneration for the first half of 2025	October 1, 2025	598
Remuneration for the second half of 2024	April 1, 2025	760
Year ended December 31, 2025		1,358

Remuneration for the first half of 2024	October 1, 2024	527
Remuneration for the second half of 2023	April 1, 2024	766
Year ended December 31, 2024		1,293

Remuneration for the first half of 2023	October 2, 2023	535
Remuneration for the second half of 2022	April 3, 2023	637
Year ended December 31, 2023		1,172

Accounting policy
The participative shareholders’ debentures are measured at fair value through profit or loss based on the market approach, representing the amount that would be paid for the acquisition of these securities on the measurement date and, therefore, also implicitly includes the remuneration to the debenture holder. To calculate the fair value of the liabilities, the Company uses the weighted average price of the secondary market trades in the last month of period.

63

24. Cash flows from financing activities

Reconciliation of cash flows from liabilities arising from financing activities

	Consolidated
	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total loans and borrowings	Subordinated notes	Total
December 31, 2022	33,900	1,461	22,980	58,341	–	58,341
Additions	7,277	–	2,308	9,585	–	9,585
Payments (i)	(2,637)	(248)	(330)	(3,215)	–	(3,215)
Interest paid (ii)	(2,254)	(123)	(1,318)	(3,695)	–	(3,695)
Cash flow from financing activities	2,386	(371)	660	2,675	–	2,675
Effect of exchange rate	(2,261)	–	(2,204)	(4,465)	–	(4,465)
Interest accretion	2,157	121	1,546	3,824	–	3,824
Non-cash changes	(104)	121	(658)	(641)	–	(641)
December 31, 2023	36,182	1,211	22,982	60,375	–	60,375
Additions	11,389	–	15,312	26,701	–	26,701
Payments (i)	(5,730)	(246)	(8,368)	(14,344)	–	(14,344)
Interest paid (ii)	(2,891)	(106)	(1,713)	(4,710)	–	(4,710)
Cash flow from financing activities	2,768	(352)	5,231	7,647	–	7,647
Acquisition of Aliança Energia	1,184	176	–	1,360	–	1,360
Effect of exchange rate	10,027	944	6,480	17,451	–	17,451
Interest accretion	2,718	109	1,938	4,765	–	4,765
Non-cash changes	13,929	1,229	8,418	23,576	–	23,576
December 31, 2024	52,879	2,088	36,631	91,598	–	91,598
Additions	10,324	–	16,199	26,523	4,006	30,529
Transaction costs	–	–	–	–	(49)	(49)
Payments (i)	(2,146)	(243)	(5,910)	(8,299)	–	(8,299)
Interest paid (ii)	(3,398)	(129)	(2,063)	(5,590)	–	(5,590)
Cash flow from financing activities	4,780	(372)	8,226	12,634	3,957	16,591
Transfer to held for sale (Energy Assets)	(1,206)	(170)	–	(1,376)	–	(1,376)
Effect of exchange rate	(5,241)	(104)	(4,085)	(9,430)	120	(9,310)
Interest accretion	4,104	128	2,121	6,353	24	6,377
Non-cash changes	(2,343)	(146)	(1,964)	(4,453)	144	(4,309)
December 31, 2025	55,316	1,570	42,893	99,779	4,101	103,880

64

	Parent company
	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total
December 31, 2022	3,870	1,460	10,152	15,482
Additions	–	–	2,308	2,308
Payments (i)	(211)	(247)	–	(458)
Interest paid (ii)	(244)	(123)	(631)	(998)
Cash flow from financing activities	(455)	(370)	1,677	852
Effect of exchange rate	(176)	–	(876)	(1,052)
Interest accretion	257	121	730	1,108
Non-cash changes	81	121	(146)	56
December 31, 2023	3,496	1,211	11,683	16,390
Additions	6,000	–	7,694	13,694
Payments (i)	(321)	(241)	(2,973)	(3,535)
Interest paid (ii)	(213)	(101)	(887)	(1,201)
Cash flow from financing activities	5,466	(342)	3,834	8,958
Effect of exchange rate	629	944	2,811	4,384
Interest accretion	192	102	957	1,251
Non-cash changes	821	1,046	3,768	5,635
December 31, 2024	9,783	1,915	19,285	30,983
Additions	6,000	–	3,299	9,299
Payments (i)	(239)	(240)	(1,663)	(2,142)
Interest paid (ii)	(747)	(126)	(1,058)	(1,931)
Cash flow from financing activities	5,014	(366)	578	5,226
Effect of exchange rate	(149)	(102)	(2,200)	(2,451)
Interest accretion	1,152	123	1,061	2,336
Non-cash changes	1,003	21	(1,139)	(115)
December 31, 2025	15,800	1,570	18,724	36,094

(i) Includes bond premium repurchase.

(ii) Classified as operating activities in the statement of cash flows.

Fundings in 2025

•	In the fourth quarter of 2025, the Company (i) issued subordinated notes in the total amount of R$4,006 (US$750 million), with maturity in 2056, and (ii) contracted loans of R$2,262 (US$420 million), indexed to Secured Overnight Financing Rate (“SOFR”), adjusted for spread, and maturing in 2029.
•	In the third quarter of 2025, the Company contracted loans of R$5,586 (US$1,011 million) indexed to SOFR or Loan Prime Rate (LPR) adjusted for spread adjustments with maturities between 2028 and 2030.
•	In the second quarter of 2025, the Company (i) contracted loans of R$3,326 (US$596 million), indexed to SOFR plus spread adjustments, with maturities between 2026 and 2030, and (ii) issued debentures of R$6 billion (US$1,080 million), indexed to Brazilian Consumer Price Index (IPCA) plus 6.76% to 6.89% per year, paid semi-annually. The issuance was structured in three series of R$2 billion (US$363 million) each, maturing in 2032, 2035, and 2037. The proceeds will be used in infrastructure investment projects related to railway concessions.
•	In the first quarter of 2025, the Company (i) contracted loans of R$5,025 (US$861 million) indexed to SOFR plus spread adjustments with maturities between 2026 and 2029, and (ii) issued bonds of R$4,324 (US$750 million) with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.

Payments in 2025

•	In the fourth quarter of 2025, the Company paid interest on debentures in the amount of R$391 (US$71 million).
•	In the third quarter of 2025, the Company settled loans of R$2,490 (US$449 million).
•	In the second quarter of 2025, the Company paid interest on debentures in the amount of R$164 (US$28 million).

65

•	In the first quarter of 2025, the Company settled loans of R$862 (US$150 million) and redeemed notes maturing in 2034, 2036, and 2039 in the total amount of R$1,890 (US$329 million) and paid a premium of R$254 (US$44 million), recorded as “Bond premium repurchase” in the financial results of the period.

Fundings in 2024

•	In the fourth quarter of 2024, the Company (i) contracted a loan of R$1,672 (US$300 million) with Bank of Nova Scotia indexed to SOFR plus spread adjustments and maturing in 2027, (ii) issued debentures of R$6,000 (US$1 billion) indexed to IPCA plus 6.38% to 6.43% per year, paid semi-annually, and maturing in 2034, 2036 and 2039. The proceeds were received in November 2024 and will be used in infrastructure projects related with the railway concessions, (iii) contracted a loan of R$1,704 (US$300 million) with BBM Bank indexed to SOFR plus spread adjustments and maturing in 2029, (iv) contracted a loan of R$1,524 (US$250 million) with The Hongkong and Shanghai Banking Corporation indexed to SOFR plus spread adjustments and maturing in 2028, and (v) contracted a loan of R$305 (US$50 million) with DBS Bank indexed to SOFR plus spread adjustments and maturing in 2026.
•	In the third quarter of 2024, the Company contracted loans of R$5,330 (US$962 million), indexed to SOFR plus spread adjustments with maturities between 2027 and 2029.
•	In the second quarter of 2024, the Company (i) issued bonds of R$5,389 (US$1 billion) with a coupon of 6.45% per year, payable semi-annually, and maturing in 2054 and (ii) contracted a loan of R$451 (US$90 million), with the Canadian Imperial Bank of Commerce (“CIBC”) indexed to SOFR plus spread adjustments and maturing in 2024.
•	In the first quarter of 2024, the Company contracted loans of R$4,326 (US$870 million), indexed to SOFR plus spread adjustments with maturities between 2024 and 2035.

Payments in 2024

•	In the fourth quarter of 2024, the Company settled the loan contracted with HSBC Bank, in the amount of R$1,513 (US$250 million).
•	In the third quarter of 2024, the Company (i) settled loans of R$3,368 (US$599 million), and (ii) redeemed notes with maturity date in 2026, 2036 and 2039, in the total amount of R$5,251 (US$970 million), and paid a premium of R$275 (US$50 million), recorded as “Bond premium repurchase” in the financial results of the period.
•	In the first quarter of 2024, the Company paid principal and interest of debentures, in the amount of R$226 (US$46 million).

Fundings in 2023

•	In the third quarter of 2023, the Company contracted a loan of R$727 (US$150 million), with Citibank, indexed to SOFR with spread adjustments and maturing in 2028.
•	In the second quarter of 2023, Vale issued notes of R$7,277 (US$1,500 million) with a coupon of 6.125% per year, payable semi-annually, and maturing in 2033.
•	In the first quarter of 2023, the Company contracted a loan of R$1,581 (US$300 million) with the Industrial and Commercial Bank of China Limited, Panama Branch (“ICBC”) indexed to SOFR with spread adjustments and maturing in 2028.

Payments in 2023

•	In the second quarter of 2023, Vale repurchased notes with maturity date in 2026, 2036 and 2039, in the total amount of R$2,426 (US$500 million) and paid a premium of R$106 (US$22 million), recorded as “financial expenses” in the income statement for the year period ended December 31, 2023.
•	In the first quarter of 2023, the Company paid principal and interest of debentures, in the amount of R$124 (US$24 million).

66

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Provisions, contingencies and other commitments

67

25. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including two pregnant women, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

Effects in income statements

	Consolidated
Year ended December 31,	2025	2024	2023
Integral Reparation Agreement	373	(261)	191
Other obligations	1,258	953	2,135
Incurred expenses	1,717	2,039	2,421
Insurance	(45)	(61)	(149)
Expenses related to Brumadinho event	3,303	2,670	4,598

Changes in the provision in the year

	Consolidated
	December 31, 2024	Changes in estimates	Monetary and present value adjustments	Disbursements	December 31, 2025
Integral Reparation Agreement
Payment obligations	1,885	10	231	(1,086)	1,040
Provision for socio-economic reparation and others	2,025	5	250	(535)	1,745
Provision for social and environmental reparation	3,300	358	445	(1,267)	2,836
	7,210	373	926	(2,888)	5,621
Other obligations
Tailings containment, geotechnical safety and environmental reparation	3,121	419	371	(930)	2,981
Individual indemnification	301	332	46	(266)	413
Other	1,566	507	167	(742)	1,498
	4,988	1,258	584	(1,938)	4,892

Liability	12,198	1,631	1,510	(4,826)	10,513

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at a rate in real terms, which increased from 7.88% on December 31, 2024, to 8.07% on December 31, 2025.

Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socioenvironmental and socioeconomic damages caused by the dam failure were substantially resolved.

The Global Settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socioeconomic and socioenvironmental compensation projects; (ii) socioeconomic projects in Brumadinho and other 25 municipalities from the Paraopeba River Basin; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

68

In addition, the Global Settlement addresses the diffuse and collective socioeconomic damages resulting from the disaster, with the exception of supervening damages, individual damages and homogeneous individual damages of a divisible nature, in accordance with the claims of the lawsuits not extinguished by the Global Settlement.

For the measures described in items (i) and (ii), the amounts are specified in the Global Settlement. For the execution of the environmental recovery, actions have no cap limit, despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

a) Legal Proceedings

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

In August 2024, the Court held a hearing to consider Vale's Motion for Class Decertification, as well as the parties' Cross Motions to Exclude Expert. A decision from the Court is currently pending.

In November 2021, a new complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with the same allegations presented in the main class action. A decision from the Court on Vale's preliminary defense ("motion to dismiss") has been pending since December 2023.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is a defendant in one arbitration filed by 385 minority shareholders and three arbitrations filed by foreign investment funds. Vale was also a defendant in two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, which were dismissed in August 2024, given the acceptance of the Company’s repeated requests, due to the claimant association’s failure to pay court fees.

In the four ongoing proceedings, the claimants argue that Vale was aware of the risks associated with the B-I dam, located at the Córrego do Feijão Mine in Brumadinho, and other tailings dams, and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the four procedures and, considering the initial phase, and the fact that the claims and causes of action have not been detailed, it is not possible at this time to reliably estimate the amount of possible loss.

In one of the proceedings filed by foreign legal entities, in which the terms of reference for the arbitration have not yet been signed, the Claimants initially estimated the amount of the alleged losses would be approximately R$1,800 (US$330 million), subject to interest and monetary adjustments. In another proceeding filed by foreign legal entities, in which the terms of reference for the arbitration are also pending signature, the Claimants initially estimated the amount of the alleged losses would be approximately R$3,900 (US$715 million), subject to interest and monetary adjustments. In the proceeding presented by minority shareholders, upon the signing of the Terms of Reference in May 2024, the Claimants attributed a value of R$3,000 (US$550 million) to the claim (which referred to a single event), subject to interest and inflation indexation, and which may be increased later, as alleged by the claimants. There is only one arbitration in which the Claimants have not estimated the amount of the claim; this proceeding is still ongoing and its terms of reference have already been signed.

69

The Company disagrees with the ongoing proceedings. Given the lack of visibility regarding all the claims that will be submitted and the criteria used to estimate their amounts, Vale, together with its external advisors, has at this time classified the likelihood of loss of the estimated amount as remote.

Accounting policy

A provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate about the amount can be made. The initial recognition of a provision is presented as 'Other operating revenues (expenses), net' in the income statement.

Provisions are recognized and subsequently measured at the present value of the estimated expenditures required to settle the Company's obligation. The effect related to the passage of time is presented in the income statement of the respective period as financial results.

Critical accounting estimates and judgments

The provision for social, economic and environmental reparation may be affected by factors including, but not limited to: (i) changes in the current estimated market price of the direct and indirect cost related to products and services, (ii) changes in timing for cash outflows, (iii) changes in the technology considered in measuring the provision, (iv) number of individuals entitled to the indemnification payments, (v) resolution of existing and potential legal claims, (vi) demographic assumptions, (vii) actuarial assumptions, and (viii) updates in the discount rate.

Thus, the amounts actually incurred by the Company may differ from the amounts currently provisioned, due to the confirmation of the assumptions used and which depend on several factors, some of which are not under the Company's control. These changes could result in a material impact on the amount of the provision in future periods. At each presentation date of its financial statements, the Company will reassess the main assumptions used in the preparation of projected cash flows and will adjust the provision, when applicable.

26. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned in Mariana, Minas Gerais, by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

Thus, Vale, Samarco, and BHPB entered into agreements with the Federal Union, the States of Minas Gerais and Espírito Santo, and some other federal and state agencies, establishing the creation of socioenvironmental and socioeconomic programs aimed at adopting measures for mitigation, remediation, and compensation of damages. However, the requirements established reparation measures in the agreements could not be fully implemented within the established period, and the involved parties began initiated further negotiations to seek a definitive agreement for the resolution of all obligations related to the dam collapse.

a) Changes in provision related to the Samarco dam failure

In 2025, the Company recognized an addition to the provision in the amount of R$3,379 (US$616 million) comprised of R$2,450 (US$449 million) related to the change in the prognosis of the claim in the United Kingdom and R$929 (US$167 million) substantially related to a revision on the costs to complete individual indemnification programs, as presented below:

Total
Balance as of December 31, 2024	22,682
Increase in the provision and changes in estimates	3,379
Monetary and present value adjustments	1,044
Disbursements	(12,726)
Balance as of December 31, 2025	14,379

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms, which decreased from 7.30% on December 31, 2024, to 7.66% on December 31, 2025.

70

b) Definitive Settlement for the full reparation

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) entered into an agreement for the integral and definitive reparation of the impacts derived from the Fundão dam collapse, in Mariana, Minas Gerais ("Definitive Settlement") which was ratified in November 2024.

The Definitive Settlement, estimated in R$170 billion (US$31.7 billion), replaced all previous agreements and covers both disbursements made prior to its ratification and new financial commitments, which will be paid over 20 years in remediation and compensation actions. In addition, it provides for initiatives to be implemented by Samarco, with disbursements estimated to occur within the three years following ratification.

Samarco has primary responsibility for the obligations, while Vale and BHPB hold subsidiary responsibility in proportion to their 50% ownership interests, in case Samarco fails to comply such obligations. The judicial ratification of the agreement extinguished several significant lawsuits filed in Brazil, for which the requests for dismissal were jointly submitted by Vale, BHPB, and Samarco.

As a result of the Definitive Settlement, the Company recognized an additional provision in the amount of R$5,299 (US$956 million) as of December 31, 2024, which reflects the estimated amount of future disbursements required to address all aspects related to the Definitive Agreement and Samarco’s financial capacity to make future payments (see item “d” below).

In 2025, the Company recognized an additional provision of R$929 (US$167 million), substantially related to a revision of the estimated costs to complete the individual compensation programs.

c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for approximately 610,000 claimants, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceeding was structured in phases, with the first phase devoted to assessing BHP’s liability for the Fundão dam failure. Following the trial of the first phase, held between October 2024 and March 2025, the English court issued a decision in November 2025 recognizing BHP’s liability under Brazilian law. The decision also confirmed the validity of the waivers and release agreements executed by claimants who had already been compensated in Brazil, which will reduce the number of claimants and the amount of the claims.

As a result of this decision, the likelihood of loss in relation to this proceeding was reclassified as probable, and the Company recognized an additional provision of R$2,450 (US$449 million) in the income statement as "Equity results and other results in associates and joint ventures", which is presented in the statement of financial position as "Liabilities related to associates and joint ventures", as it is associated with the failure of the Fundão tailings dam, owned by Samarco.

BHP submitted a request for permission to appeal the first-phase decision, which is currently pending review. Any potential appeal does not suspend the progress of the proceedings, which will move forward to the second phase of trial, aimed at the discussion and determination of matters relating to the admissibility and extent of damages. The commencement of which is expected to take place in 2027. Subsequently, it is also likely that the English court will establish a third phase to determine the amounts of any potential compensation awards.

71

Netherlands proceeding - A proceeding was filed against the Company by certain Brazilian municipalities, a company, and a foundation that represents thousands of individuals and some entities, alleging that they were affected by the failure of Samarco’s Fundão dam in 2015.

In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, for securing the approximate amount of R$5,952 (EUR920 million). In 2025, with the adherence of three municipalities (Iapu, Ponte Nova and Rio Casca) to the Definitive Agreement, they ceased to be part of the litigation and the securing amount was reduced to approximately R$4,822 (EUR745.4 million).

In October 2025, Vale submitted its defense regarding jurisdiction in the lawsuit filed against the Company, and the first hearing of the first stage of the proceedings is expected to take place in the second half of 2026.

The likelihood of loss of this proceeding is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

d) Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which was held by bondholders abroad. The purpose of JR was to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations for mitigation, remediation, and compensation of damages.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan, which was approved by the creditors, submitted to the JR Court in July 2023, and confirmed by the judge in September 2023.

In December 2023, Samarco’s existing R$24 billion (US$4.8 billion) financial debt held by creditors was exchanged for approximately R$19 billion (US$3.9 billion) of long-term unsecured debt, bearing interest from 2023 to 2031.

After the execution of the plan, Samarco has a lean capital structure, in line with its operational ramp-up and cash flow generation. The plan considers the fund for the reparation and compensation programs capped at R$5 billion (US$1 billion) from 2024 to 2030, of which R$2,353 (US$434 million) has already been incurred, and additional contributions after that period due to its projected cash flows generation.

In August 2025, Samarco's judicial reorganization process was concluded by decision of the 2nd Business Court of the District of Belo Horizonte, with a favorable opinion from the Public Prosecutor's Office of the State of Minas Gerais, which concluded that the judicial reorganization had fulfilled its purpose. Samarco will continue to comply with the remaining obligations, in accordance with the terms and deadlines established.

e) Summarized financial information

The summarized financial information of Samarco are as follows. The stand-alone financial statements of Samarco may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

Year ended December 31,	2025	2024
Current assets	5,655	4,078
Non-current assets	31,684	18,107
Assets	37,339	22,185

Current liabilities	13,995	24,930
Non-current liabilities	111,302	109,001
Liabilities	125,297	133,931
Negative reserves	(87,958)	(111,746)

Loss for the year ended	(25,816)	(39,747)

72

Accounting policy

A provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made. The provision is recorded as "Equity method results and other results in associates and joint ventures" in the income statement.

Provisions are recognized and subsequently measured at the present value of the estimated expenditures required to settle the Company's obligation. The effect related to the passage of time is presented in the income statement of the respective period as financial results.

Critical accounting estimates and judgments

Under Brazilian legislation and the terms of the joint venture agreement, the Company does not have an obligation to provide funding to Samarco. Accordingly, the Company’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The provision related to the Samarco dam failure requires the use of assumptions and estimates, which may significantly change due to: (i) the cost to complete the programs under the Definitive Agreement, (ii) the extent to which Samarco will be able to directly pay its future obligations related to remediation and compensation, considering that its cash flow projections mainly depend on Samarco's ability to resume maximum production levels and commodity prices, (iii) resolution of potential and existing legal claims, and (iv) updates to the discount rate.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods.

27. Legal and administrative proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 25) and the Samarco dam failure (note 26) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

a) Provision for legal and administrative proceedings

Effects in income statements

	Consolidated			Parent company
Year ended December 31,	2025	2024	2023	2025	2024
Tax litigations	310	473	(38)	297	440
Civil litigations	(125)	140	341	(137)	160
Labor litigations	957	1,051	834	913	1,032
Environmental litigations	171	17	1	168	16
Total	1,313	1,681	1,138	1,241	1,648

73

Changes in the provisions in the year

					Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2024	1,245	1,790	2,989	248	6,272
Additions and reversals, net	310	(125)	957	171	1,313
Payments	(188)	(985)	(566)	(168)	(1,907)
Indexation and interest	262	170	236	8	676
Transfer to held for sale and payable taxes	(433)	(28)	(1)	(154)	(616)
Balance as of December 31, 2025	1,196	822	3,615	105	5,738

					Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2024	1,211	1,575	2,954	84	5,824
Additions and reversals, net	297	(137)	913	168	1,241
Payments	(173)	(985)	(552)	(168)	(1,878)
Indexation and interest	260	150	229	8	647
Transfer to held for sale and payable taxes	(433)	–	–	–	(433)
Balance as of December 31, 2025	1,162	603	3,544	92	5,401

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation of the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes. The tax litigation related to income taxes is presented in note 5(d).

Civil litigations – Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations – Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations – Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

b) Contingent liabilities

	Consolidated		Parent company
December 31,	2025	2024	2025	2024
Tax litigations	39,715	37,122	39,030	36,309
Civil litigations	11,617	7,891	10,255	6,444
Labor litigations	2,070	1,809	1,956	1,683
Environmental litigations	6,610	6,499	4,794	4,673
Total	60,012	53,321	56,035	49,109

The significant contingent liabilities for which the likelihood of loss is considered possible are discussed below.

Tax proceedings - Financial compensation for the exploration of mineral resources (“CFEM”)

The Company is engaged in numerous administrative and judicial proceedings related to the mining royalty known as CFEM. These proceedings arise from assessments by the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”, former “DNPM”), which main discussions involve the deduction of taxes, insurance and transportation costs indicated in the corresponding invoice of CFEM payments, in addition to CFEM charges on pellet sales and the revenues from sales made by our foreign subsidiaries. The Company estimates the possible losses resulting from these proceedings to be R$12,662 (US$2,301 million) as of December 31, 2025 (December 31, 2024: R$11,358 (US$1,835 million)).

74

Tax proceedings – PIS/COFINS

The Company is a party to several claims related to the alleged misuse of PIS and COFINS credits (federal taxes levied on the companies’ gross revenue). Brazilian tax legislation authorizes taxpayers to deduct PIS and COFINS tax credits, such as those referring to the acquisition of inputs for the production process and other items. The tax authorities mainly claim that (i) some credits were not related to the production process, and (ii) the right to use the tax credits was not adequately proven. The Company is discussing the afore mentioned charges related to credits determined as of 2002. The chances of loss related to these lawsuits classified as possible total R$15,538 (US$2,824 million) as of December 31, 2025 (December 31, 2024: R$14,397 (US$2,326 million)).

Tax proceedings – Tax on Services (“ISS”)

The Company is party to several administrative and judicial proceedings related to the collection of ISS in several Brazilian municipalities. The tax authorities’ main allegations for those proceedings are: (i) the tax basis used for computing the tax payable was incorrect; (ii) failure to pay ISS related to third-party property and business management services; and (iii) the incidence of ISS over own goods port handling services (“self-service”). As of December 31, 2025, the total amount of the possible loss is R$4,369 (US$794 million) (December 31, 2024: R$4,574 (US$739 million)).

Tax proceedings – Value added tax on services and circulation of goods (“ICMS”)

The Company is engaged in several administrative and judicial proceedings relating to additional charges of ICMS by the tax authorities of different Brazilian states. In each of these proceedings, the tax authorities claim that (i) misuse of tax credit; (ii) the Company is required to pay the ICMS on acquisition of electricity (iii) operations related to the collection of tax rate differential (“DIFAL”) and (iv) incidence of ICMS on its own transportation. The total amount classified as a possible loss is R$2,932 (US$533 million) as of December 31, 2025 (December 31, 2024: R$2,407 (US$389 million)).

Civil litigations – Notices of Infraction issued by the National Mining Agency (“ANM”)

In 2026 (subsequent event), Vale received notices of infraction issued by the National Mining Agency (ANM) related to the Pico mine in Itabirito (MG), the Mar Azul mine in Nova Lima (MG), and the overflow that occurred at Pit 18 of the Fábrica Mine in Congonhas (MG), seeking the imposition of fines in the amounts of R$128 (US$23 million), R$1,159 (US$211 million) and R$409 (US$74 million), respectively, based on alleged violations under ANM resolutions. The Company will submit administrative defenses contesting these notices, and the likelihood of loss was classified as possible.

Civil litigations - Public civil action in the Tamanduá Mine

In August 2025, the Brazilian Federal Attorney General’s Office filed a public civil action against Vale in the Brazilian Federal Regional Court of the 6th Region, based on the grounds of alleged mining in an area outside the boundaries of the Tamanduá Mine, located in Nova Lima (MG). The claim amount is R$2,096 (US$381 million), and the risk of loss in this proceeding was classified as possible as of December 31, 2025.

Environmental litigations – Iron ore operations in Itabira

The Company is a party to two lawsuits filed by the municipality of Itabira, in the state of Minas Gerais. The first is a public civil action filed by the municipality of Itabira in August 1996, alleging that Vale's iron ore operations in Itabira caused environmental, social, and alleged environmental degradation damages to the site, and requesting the immediate recovery of the affected ecological complex and the implementation of compensatory environmental programs in the region. In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses incurred in relation to public services provided as a result of mining activities. The damages claimed, updated since the date of the action, total R$3,153.0 (US$573 million) on December 31, 2025 (2024: R$2,850 (US$460 million)). Both actions are in the procedural instruction phase, and the Company has assessed the risk of loss as possible.

Environmental litigations – Public Civil Action of Maravilhas II and III and Forquilhas V

The Company is a party to public civil actions filed by the Public Prosecutor's Office of the State of Minas Gerais and the municipality of Jeceaba requesting the suspension of tailings disposal in the Maravilhas II and III dam (Vargem Grande complex) and Forquilhas V (Fábrica complex). The actions are ongoing, and evidence is awaited for subsequent judgment of the case. The Company considers the risk of loss to be possible. However, the amount of any losses resulting from the possible shutdown of these operations or compensation actions cannot be reliably estimated.

Environmental litigations – Proceeding related to the Tubarão Port

In July 2006, the National Association of Friends of the Environment (ANAMA) filed a class action against Vale, the State of Espírito Santo, the Environmental Institute of the State of Espírito Santo (IEMA), the Municipality of Vitória, the Federal Union, and the Brazilian Institute of Environment and Renewable Natural Resources (Ibama). ANAMA requested compensation for the pollution allegedly caused in the Metropolitan Region of the Municipality of Vitória and the suspension of the operating license. In 2018, the Company entered into an agreement that established investments to improve atmospheric emissions control at the Tubarão Port and pelletizing plants. This agreement should have halted the continuation of the lawsuit. However, despite the conclusions of the judicial technical evidence and the execution of the agreement, in November 2023, the court established that Vale should present additional technical evidence to assess the Company's contribution to the air quality of the metropolitan region of Vitória, in the state of Espírito Santo. The Company is defending these proceedings and considers the risk of loss to be possible. However, the amount of any losses resulting from the possible shutdown of these operations or compensation actions to prevent the suspension of the license cannot be reliably estimated.

75

Environmental litigations – Stella Banner Accident

In December 2020, the Federal Public Prosecutor's Office (MPF) filed a public civil action against Vale seeking compensation for the alleged environmental damages and reimbursement of expenses incurred by public authorities. In April 2022, the MPF filed a criminal action before the Federal Court against the captain of the carrier, Polaris, and Vale, for the alleged crime of pollution through the unauthorized discharge of oily waste. In November 2023, the court accepted the complaint for the alleged crime of pollution through the discharge of oil into the sea. The Company is defending these proceedings and considers the risk of loss to be possible. However, it is not yet possible to reliably estimate the amount of a potential loss.

c) Judicial deposits

	Consolidated			Parent company
December 31,	2025	2024	2025	2024
Tax litigations	2,124	2,096	2,069	2,045
Civil litigations	857	481	813	450
Labor litigations	531	681	504	653
Environmental litigations	68	68	67	60
Total	3,580	3,326	3,453	3,208

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$19.2 billion (US$3.5 billion) (December 31, 2024: R$17.8 billion (US$2.9 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

Accounting policy

A provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made. The provision is recorded an expense in the income statement.

Provisions are recognized and subsequently measured at the best estimate of the expenditures required to settle the Company's obligation.

This obligation is updated based on the developments of the judicial/administrative process or interest accretion and can be reversed if the expectation of loss is not considered probable due to changes in circumstances or when the obligation is settled.

Contingent assets are disclosed when the related economic benefits are probable and are only recognized in the financial statements in the period in which their realization is virtually certain.

Critical accounting estimates and judgments
Legal and administrative proceedings are contingent by nature, that is, it will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential outcomes of future events.

28. Commitments and guarantees

The Company has unrecognized contractual commitments related to long-term contracts for fuel supply, acquisition of raw materials essential to operations, and the contracting of various services in the amount of R$30,323 (US$5,511 million) (2024: R$39,761 (US$6,421 million)).

76

Vale also has guarantees granted to associates and joint ventures, as well as for asset decommissioning obligations, which are presented below:

December 31,	2025			2024
	Guarantee	Restricted cash	Liability	Guarantee	Restricted cash	Liability
Associates and joint ventures	1,284	–	1	1,299	–	1
Assets retirement obligations	6,240	–	–	6,756	–	–
	7,524	–	1	8,055	–	1

Guarantees for associates and joint ventures - The Company has issued financial guarantees to certain associates and joint ventures to the extent of its direct and indirect ownership interest.

Guarantees related to asset retirement obligations - The Company has financial guarantees provided for the asset retirement obligations of its Vale Base Metals operations in Canada. In addition, for Indonesia, Vale has bank deposits to guarantee asset retirement obligations.

Guarantees for loans and financing - The securities issued through Vale’s wholly owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

77

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Capital structure

78

29. Equity

a) Share capital

As of December 31, 2025, the share capital was R$77,300 (US$61,614 million) corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	December 31, 2025
Shareholders	Common shares	Golden shares	Total
Previ (i)	381,002,396	–	381,002,396
Mitsui&co (i)	286,347,055	–	286,347,055
Blackrock, Inc (ii)	267,178,371	–	267,178,371
Total shareholders with more than 5% of capital	934,527,822	–	934,527,822
Free floating	3,334,252,319	–	3,334,252,319
Golden shares (iii)	–	12	12
Total outstanding (without shares in treasury)	4,268,780,141	12	4,268,780,153
Shares in treasury	270,227,427	–	270,227,427
Total capital	4,539,007,568	12	4,539,007,580

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC.

(iii) Number of special class preferred shares ("golden shares") held by the Brazilian Federal Government, which grants it limited veto power over certain Company resolutions, as well as the right to elect and dismiss one member to the Fiscal Council.

In January, 2026 (subsequent event), Capital World Investors reported an increase in its shareholding interest in Vale S.A., bringing its ownership to 227,690,911 shares, representing 5.02% of the total shares issued.

b) Cancellation of treasury shares

During 2023, the Board of Directors approved cancellations of common shares issued by the Company, acquired and held in treasury, without reducing the amount of its share capital, as shown below. The effects were transferred in shareholders' equity as "Treasury shares cancelled", between the "Revenue reserve" and "Treasury shares". There were no shares cancellations in 2024 and in 2025.

	Number of canceled shares	Carrying amount
Cancellation approved on March 2, 2023	239.881.683	21
Year ended December 31, 2023	239.881.683	21

79

c) Share buyback program

On February 19, 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months started from the end of the ongoing program. No share buybacks were carried out in 2025.

	Total of shares repurchased			Effect on cash flows
Year ended December 31,	2025	2024	2023	2025	2024	2023
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	–	18.251.159	1.500.000	–	1,204	109
Acquired by wholly owned subsidiaries	–	12.672.414	1.500.000	–	850	110
	–	30.923.573	3.000.000	–	2,054	219

Shares buyback program up to 500,000,000 shares (ii)
Acquired by Parent	–	–	93.638.352	–	-	6,906
Acquired by wholly owned subsidiaries	–	–	88.058.750	–	-	6,468
	–	–	181.697.102	–	-	13,374

Shares buyback program	0	30.923.573	184.697.102	0	2,054	13,593

(i) On October 26, 2023 a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, for a period of up to 18 months. The program was terminated in 2025.

(ii) On April 27, 2022, the Board of Directors approved the common share repurchase program, limited to a maximum of 500,000,000 common shares or their respective ADRs, for a period of up to 18 months. The program was terminated in 2023.

d) Profit distribution

	2025	2024	2023
Net income of the year	13,814	31,592	39,940
Appropriation to tax incentive reserve	(3,081)	(2,009)	(4,505)
Net income after appropriations to tax incentive reserve	10,733	29,583	35,435

Minimum remuneration to shareholders (i)	3,157	8,701	10,422

Additional remuneration according to shareholders remuneration policy (ii)	14,913	8,740	9,577
Additional remuneration beyond the shareholders remuneration policy (iii)	5,311	2,864	10,033
Additional remuneration beyond the mandatory minimum:	20,224	11,604	19,610
From the net income for the year	7,576	11,604	30,032
From the profit reserves	12,648	-	-

Total remuneration to shareholders	23,381	20,305	30,032
Appropriation to statutory reserve	-	9,278	5,403

(i) Mandatory minimum remuneration corresponding to 25% of the net income after appropriations to legal reserve and tax incentive reserve, according to Vale S.A.’s by-laws.

(ii) According to the Vale S.A.'s shareholders remuneration policy, minimum remuneration to Vale S.A.'s shareholders is calculated based on 30% of the adjusted EBITDA (as defined in note 3) less sustaining capital investments, which represented R$24,270 (US$4,371 million) (2024: R$24,766 (US$4,538 million) and 2023: R$21,232 (US$4,269 million)) for the year ended December 31, 2025. Therefore, the additional remuneration to comply with the policy was R$14,913 (US$2,800 million).

(iii) In addition, the Board of Directors approved dividends beyond the policy calculation in the amount of R$5,311 (US$1,000 million), totaling R$23,381 (US$4,327 million) in remuneration to shareholders.

In 2022, the 20% limit of the share capital for the establishment of the legal reserve was reached, in accordance with Article 193 of Law 6,404 and Article 39 of the Parent Company’s Bylaws.

80

e) Remuneration approved

The Vale S.A.'s By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

	Approval date	Payment date	Remuneration per share (US$)	Total amount approved
Dividends related to fiscal year 2022	2/16/2023	3/22/2023	1.827	8,130
Interest on capital (JCP) related to fiscal year 2023	7/27/2023	9/1/2023	1.917	8,277
Dividends and interest on capital (JCP) related to fiscal year 2023	10/26/2023	12/1/2023	2.332	10,033
				26,440
Dividends related to fiscal year 2023	2/22/2024	3/19/2024	2.738	11,722
Interest on capital (JCP) related to fiscal year 2024	7/25/2024	9/4/2024	2.094	8,940
Interest on capital (JCP) related to fiscal year 2024	11/28/2024	3/14/2025	0.521	2,222
				22,884
Dividends related to fiscal year 2024	2/19/2025	3/14/2025	2.142	9,143
Interest on capital (JCP) related to fiscal year 2025	7/31/2025	9/3/2025	1.895	8,091
Dividends related to fiscal year 2025	11/27/2025	1/7/2026	1.244	5,311
Dividends and interest on capital (JCP) related to fiscal year 2025	11/27/2025	3/4/2026	2.338	9,979
				32,524

e.i) Dividends reconciliation

Total
December 31, 2024	2,046
Addition by decision of the Board of Directors in relation to the previous fiscal year	9,143
Addition by decision of the Board of Directors in anticipation of current year remuneration	23,381
Withholding Income Tax on Interest on Equity	(1,759)
Payment	(18,212)
Prescribed remuneration	(11)
December 31, 2025	14,588

f) Profit reserves

	Legal reserve	Tax incentive reserve	Statutory reserve	Retained earnings reserve	Additional remuneration reserve	Total of profit reserves
Balance as of December 31, 2022	15,459	23,040	48,782	18,667	2,265	108,213
Allocation of income	–	4,505	5,403	–	12	22
Deliberated dividends and interest on capital of Vale's shareholders	–	–	–	–	(2)	(2)
Treasury shares cancellation	–	–	-21	–	–	(21)
Balance as of December 31, 2023	15,459	27,545	32,788	18,667	11,722	106,181
Allocation of income	–	2,009	9,278	–	9,143	20,430
Deliberated dividends and interest on capital of Vale's shareholders	–	–	–	–	(11,722)	(11,722)
Balance as of December 31, 2024	15,459	29,554	42,066	18,667	9,143	114,889
Allocation of income	-	3,081	-	-		3,081
Deliberated dividends and interest on capital of Vale's shareholders	-	-	-	(12,648)	(9,143)	(21,791)
Balance as of December 31, 2025	15,459	32,635	42,066	6,019	-	96,179

81

Legal reserve - Is a legal requirement for Brazilian public companies to retain 5% of the annual net income up to 20% of the capital. The reserve can only be used to compensate losses or to increase capital. The reserve can only be used to absorb losses or to increase capital. In 2022, the limit of 20% of the share capital for the constitution of the legal reserve was reached, in accordance with article 193 of Law No. 6,404 and article 39 of the Company's Bylaws.

Tax incentive reserve - Results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives. The amount recorded in this reserve refers substantially to incentives linked to subsidies for investments made within the scope of the Superintendencies for the Development of the Northeast (SUDENE) and the Amazônia (SUDAM).

Statutory reserve - Aims to ensure the maintenance and development of the main activities that comprise the Company’s operations and to retain budgeted capital for investments. Based on the Company’s by-laws, this reserve is capped to 50% of the annual distributable net income, up to the amount of the share capital.

Retained earnings reserve – It is intended to be used in investments for capital expenditures as allowed by the Brazilian Corporate Law.

Additional remuneration reserve - Results from the remuneration proposed by Management that exceeds the mandatory minimum remuneration of 25% of the adjusted net income.

Accounting policy

Share capital and treasury shares - The Company holds shares in treasury for a future sale, cancellation or for the payment of the executives' long-term compensation programs. These shares are recognized in a specific account as a reduction of equity to the acquisition value and maintained at the cost of the transaction. Incremental costs directly attributable to the issue of new shares or options are recognized in equity as a deduction from the amount raised, net of taxes.

Shareholder’s remuneration - The shareholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum mandatory remuneration approved by the by-laws shall only be recognized in current liabilities on the date that is approved by shareholders.

The Company is permitted to distribute interest attributable to equity. The calculation is based on the equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate (“TJLP”) determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of the net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law.

The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the shareholders relative to the interest distribution. Under Brazilian law, interest attributed to equity is considered as part of the annual minimum mandatory dividend. This notional interest distribution is treated for accounting purposes as a deduction from equity in a manner similar to a dividend and the tax deductibility recorded in the income statement.

82

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Related parties

83

30. Investments in associates and joint ventures

	Business	% ownership	December 31, 2024	Additions and capitalizations	Equity results in income statement	Dividends declared	Translation adjustment	Transfer to assets held for sale (note 31a)	Fair value remeasurement	Other	2025
Associates and joint ventures
In Brazil
Aliança Geração de Energia S.A. (ii)	Energy	30.00	–	–	44	(31)	51	–	1,262	–	1,326
Aliança Norte Energia Participações S.A.	Energy	51.00	459	–	(93)	–	–	–	–	-	366
Anglo American Minério de Ferro do Brasil S.A.	Iron ore	15.00	4,104	7	671	(799)	(407)	–	–	(4)	3,572
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	468	–	68	(53)	–	–	–	–	483
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	257	–	34	(46)	–	–	–	–	245
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	377	–	25	(16)	–	–	–	29	415
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	800	–	116	(57)	–	–	–	2	861
Samarco Mineração S.A. (note 26)	Pellets	50.00	–	–	–	–	–	–	–	–	–
MRS Logística S.A.	Logistics	49.01	3.659	–	762	–	–	–	–	–	4.421
VLI S.A.	Logistics	29.60	2,111	–	369	(225)	–	–	–	–	2,255
Other	–		435	8	15	(4)	–	–	–	(130)	324
Abroad
PT Vale Indonesia Tbk	Vale Base Metals	33.88	11.676	–	(175)	(67)	(1.295)	–	–	(1)	10.138
Vale Oman Distribution Center	Logistics	50.00	3.812	–	184	(305)	(423)	–	–	–	3.268
Other results in investments (iii)					(3,190)
Consolidated total			28,158	15	(1,170)	(1,603)	(2,074)	–	1,262	(104)	27,674
Direct subsidiaries
In Brazil
Aliança Geração de Energia S.A. (i)	Energy	–	5,995	–	297	–	–	(5,618)	–	(674)	–
Companhia Portuária da Baía de Sepetiba	Iron ore	100.00	557	–	180	(122)	–	–	–	27	642
Minerações Brasileiras Reunidas S.A.	Iron ore	100.00	1,401	–	135	(650)	–	–	–	–	886
Minerações Brasileiras Reunidas S.A. – Goodwill	-		4,060	–	–	–	–	–	–	–	4,060
Tecnored Desenvolvimento Tecnológico S.A.	Iron ore	100.00	133	142	(94)	–	–	–	–	–	181
Valepar – Goodwill	–		3,073	–	–	–	–	–	–	–	3,073
Other	-		865	279	(81)	(22)	–	–	–	205	1.246
Abroad
Vale Holdings B.V.	Holding	100.00	108,208	–	(5,028)	–	(8,057)	–	–	686	95,809
Other	–		290	185	(154)	–	(31)	–	–	–	290
Parent Company's total			152,740	621	(4,745)	(2,397)	(10,162)	(5,618)	1,262	140	133,861

(i) The value presented in the column "Other" refers to the impairment loss in the amount of R$674 (US$117 million), allocated to goodwill on the investment in Aliança Geração de Energia S.A. (note 15a).

(ii) It refers to the remeasurement at fair value of the remaining stake held by Vale on Aliança Geração Energia S.A., after the closing of the divestment transaction (notes 31a).

(iii) It refers substantially to the addition in the provision related to Samarco dam failure (note 26b).

84

a) Summarized financial information

The summarized financial information about relevant associates and joint ventures for the Company are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies and using the most recent financial information available adjusted for the effects of significant transactions or events that occur between the date of the financial information and the date of the Company’s financial statements. The summarized financial information about Samarco is presented in note 26.

		Year ended December 31, 2025
	Aliança Geração Energia S.A.	Aliança Norte Energia Participações	Anglo American Minério de Ferro do Brasil S.A.	Pelletizing plants (i)	MRS Logística	PT Vale Indonesia Tbk	Vale Oman Distribution Center	VLI S.A.
Current assets	1,233	1	3,544	1,556	5,548	5,051	869	4,382
Non-current assets	8,442	725	41,529	2,679	19,347	27,870	9,194	17,820
Total assets	9,675	726	45,073	4,235	24,895	32,921	10,063	22,202

Current liabilities	600	–	5,816	281	3,233	1,948	319	2,816
Non-current liabilities	4,655	8	15,445	4	12,641	1,051	3,208	11,768
Total liabilities	5,255	8	21,261	285	15,874	2,999	3,527	14,584
Equity	4,420	718	23,812	3,950	9,021	29,922	6,536	7,618

Net revenue	653	–	11,121	754	7,585	5,530	1,586	9,313
Net income (loss)	147	(183)	4,471	479	1,555	(516)	368	1,246

	Year ended December 31, 2024
	Aliança Norte Energia Participações	Anglo American Minério de Ferro do Brasil S.A.	Pelletizing plants (i)	MRS Logística	PT Vale Indonesia Tbk	Vale Oman Distribution Center	VLI S.A.
Current assets	1	4,231	2,287	5,373	7,325	548	4,868
Non-current assets	907	51,863	2,316	15,240	29,686	11,018	17,073
Total assets	908	56,094	4,603	20,613	37,011	11,566	21,941

Current liabilities	–	6,395	852	3,390	1,635	251	4,947
Non-current liabilities	8	12,884	5	9,757	914	3,691	9,863
Total liabilities	8	19,279	857	13,147	2,549	3,942	14,810
Equity	900	36,815	3,746	7,466	34,462	7,624	7,131

Net revenue	–	11,245	1,656	7,025	2,683	414	9,192
Net income (loss)	(108)	2,162	1,050	1,416	(526)	183	1,484

85

b) Noncontrolling interest

Summarized financial information

The summarized financial information, prior to the eliminations of the intercompany balances and transactions, about subsidiaries with material noncontrolling interest are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

	December 31, 2025
	Vale Base Metals Limited	Other	Total
Current assets	87	–	–
Non-current assets	60,533	–	–
Related parties – Shareholders	5,749	–	–
Total assets	66,369	–	–

Current liabilities	123	–	–
Non-current liabilities	–	–	–
Related parties – Shareholders	12,450	–	–
Total liabilities	12,573	–	–

Equity	53,796	–	–
Equity (negative reserves) attributable to noncontrolling interests	5,380	(753)	4,627

Net income	(18,301)	–	–
Net income (loss) attributable to noncontrolling interests	(1,830)	(173)	(2,003)

Dividends paid to noncontrolling interests	–	–	–

	December 31, 2024
	Vale Base Metals Limited	Other	Total
Current assets	114	–	–
Non-current assets	81,372	–	–
Related parties – Shareholders	1,542	–	–
Total assets	83,028	–	–

Current liabilities	–	–	–
Non-current liabilities	–	–	–
Related parties – Shareholders	7,180	–	–
Total liabilities	7,180	–	–

Equity	75,848	–	–
Equity (negative reserves) attributable to noncontrolling interests	7,585	(637)	6,948

Net income	(12,813)	–	–
Net income (loss) attributable to noncontrolling interests	(1,174)	13	(1,161)

Dividends paid to noncontrolling interests	–	1	1

86

	December 31, 2023
	PTVI	Other	Total
Current assets	4,285	–	–
Non-current assets	14,409	–	–
Related parties – Shareholders	403	–	–
Total assets	19,097	–	–

Current liabilities	1,070	–	–
Non-current liabilities	1,159	–	–
Related parties – Shareholders	–	–	–
Total liabilities	2,229	–	–

Equity	16,868	–	–
Equity (negative reserves) attributable to noncontrolling interests	7,742	(382)	7,360

Net income	1,027	–	–
Net income (loss) attributable to noncontrolling interests	721	(107)	614

Dividends paid to noncontrolling interests	167	41	208

87

Accounting policy

Subsidiaries – The Company consolidates all entities over which it exercises control, defined as having both (i) exposure or rights to variable returns from its involvement and (ii) the ability to direct significant activities of the investee. Subsidiaries are fully consolidated from the acquisition date until the Company ceases to have control.

Transactions with noncontrolling interests – Investments held by other investors in Vale's subsidiaries are treated as noncontrolling interests (“NCI”). Transactions with NCI are treated as transactions with the Company's shareholders. For purchases or disposals of NCI, the difference between the consideration paid and the book value of the acquired portion of the subsidiary's net assets is directly recorded in equity under "Acquisitions and disposals of non-controlling interests."

Loss of control – When the Company ceases to have control, any interest retained in the entity is remeasured at its fair value, with the change in the carrying amount recognized in profit or loss. Amounts previously recognized in other comprehensive income are reclassified to the income statement.

Investments in associates and joint arrangements – Associates are entities over which the Company holds significant influence (typically 20% to 50% equity interest). If the equity interest in an associate decrease while retaining significant influence, a proportionate portion of the amounts previously recognized in other comprehensive income is reclassified to profit or loss as appropriate. Dilution gains and losses on associates are recognized in the income statement.

Joint arrangements are all entities over which the Company shares control with one or more parties. The classification of joint arrangement investments as joint operations or joint ventures depends on the contractual rights and obligations of each investor.

Joint operations are recorded in the financial statements to represent the Company’s contractual rights and obligations. Accordingly, assets, liabilities, income and expenses related to the joint operation are individually recorded in the financial statements.

Interests in joint ventures are accounted for using the equity method, recognized initially at cost. The Company's investment in joint ventures includes identified goodwill from the acquisition, net of any impairment loss. The Company's interest in joint venture profits or losses is recognized in the income statement, and participation in changes in reserves is reflected in the Company's reserves. If the Company's interest in the losses of an associate or joint venture equals or exceeds the carrying amount of the investment, including any other receivables, additional losses are not recognized unless obligations or payments have been made on behalf of the joint venture.

In addition, the financial information used for associates and joint ventures to account for their impact in these financial statements may diverge from the stand-alone financial statements of those entities due to adjustments to Vale's accounting policy and variations in reporting periods.

Cumulative translation adjustments - According to IAS 21, exchange differences arising from transactions and balances of foreign operations are recognized in other comprehensive income and accumulated in equity until the full or partial disposal of the operation. A "partial disposal" of an investment can be construed as (i) a reduction in the percentage of equity interest or (ii) a decrease in the absolute value of the investment through the reduction of the investee's capital, even if the investor's ownership percentage remains unchanged. Consequently, there exists an accounting policy choice concerning the definition of a partial disposal.

In alignment with its accounting policy, the Company has chosen to treat a capital reduction in an investment in a foreign operation under the absolute value approach as described in (ii) above. Consequently, the exchange differences initially recorded in equity are reclassified to the income statement in the same proportion as the reduction in the net investment held in the foreign operation.

88

Critical accounting estimates and judgments

In certain scenarios, judgment is necessary to determine whether, after considering all relevant factors, the Company exercises control, joint control, or significant influence over an entity. Significant influence includes situations involving collective control.

The Company holds the majority of the voting capital in four joint arrangements (Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização). However, due to shareholders’ agreements, management has concluded that the Company lacks a sufficiently dominant voting interest to direct the activities of these entities. Consequently, these entities are accounted for using the equity method due to shareholder agreements where relevant decisions are shared with other parties.

31. Acquisitions and divestitures

Effects on the income statement

		Consolidated				Parent company
	Reference	2025	2024	2023	2025	2024
Aliança Geração de Energia S.A.	31(a)	(1,146)	1,693	–	(1,146)	1,693
Anglo American Minério de Ferro Brasil S.A.	31(b)	–	3,815	–	–	3,815
Vale Oman Distribution Center	31(c)	–	6,776	–	–	–
PT Vale Indonesia Tbk	31(d)	–	5,710	–	–	–
Mineração Rio do Norte	31(f)	–	–	(420)	–	–
Companhia Siderúrgica do Pecém	31(h)	–	–	160	–	–
		(1,146)	17,994	(260)	(1,146)	5,508

Effects on the cash flow from investing activities

		Consolidated			Parent company
Year ended December 31,	Notes	2025	2024	2023	2025	2024
Proceeds from partial disposal of Aliança shares	31(a)	4,674	–	–	5,332	–
Cash paid for the acquisition of Aliança shares	31(a)	–	(2,737)	–		(2,737)
Cash paid for the purchase of Anglo American Brasil shares	31(b)		(181)	–		(181)
Proceeds from partial disposal of VODC shares	31(c)	–	3,325	–		–
Proceeds from the partial disposal of PTVI shares	31(d)	–	862	–		–
Proceeds from the partial disposal of VBML shares	31(e)	–	12,697	–		–
Disbursement related to MRN sale	31(f)			(351)
Proceeds from the divestment of Companhia Siderúrgica do Pecém	31(h)			5,637
Cash contribution to Companhia Siderúrgica do Pecém	31(h)			(5,983)
Cash received (paid) from disposal and acquisition of investments, net		4,674	13,966	(697)	5,332	(2,918)

a) Divestment of Aliança Geração de Energia S.A. (“Aliança”) – In March 2024, the Company entered into an agreement with Cemig GT to acquire its 45% stake in Aliança. The decision was taken in the context of the divestment plan announced to the market by Cemig GT in 2020, and Vale chose to exercise its preferential right of acquisition.

In August 2024, the transaction was completed for the amount of R$2,737 (US$493 million), and Vale became the sole owner of Aliança. As a result, the Company recorded a gain of R$1,693 (US$305 million) in the income statement for the three-month period ended September 30, 2024 as “Results from investments and other results in associates and joint ventures,” due to the remeasurement to fair value of the previously held equity interest.

89

The fair value of the identifiable assets acquired and liabilities assumed as a result of the acquisition are presented below:

		Aliança Energia
	Notes	August 13, 2024
Identifiable assets acquired
Cash and cash equivalents		525
Intangibles	15	4,602
Property, plant, and equipment	13	3,182
Other		222
		8,531

Liabilities assumed
Loans and borrowings	21(c)	1,360
Deferred income taxes	5(b)	1,734
Other		780
		3,874
Net assets acquired		4,657

As disclosed below, the deferred tax liability recognized on the difference between the fair value and the book value of the net assets acquired resulted in goodwill, which is not deductible for tax purposes.

	Notes	August 13, 2024
Consideration transferred for acquisition of the 45% equity interest held by Cemig GT		2,737
Fair value of the 55% stake previously held by Vale		3,346
Total [A]		6,083

Fair value of net assets acquired		6,083
(-) Deferred tax liability on the difference between the fair value and the book value of net assets		(1,426)
Total net assets [B]		4,657

Goodwill [A-B]	15	1,426

In March 2025, the Company signed a binding agreement with Global Infrastructure Partners (“GIP”) for the sale of 70% of its stake in Aliança and the energy assets of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant.

As a result, the related assets and liabilities were classified as held for sale and Vale recognized an impairment loss in the amount of R$674 (US$117 million) in the income statement for the three-month period ended March 31, 2025 as "Impairment and gains (losses) on disposal of non-current assets, net", which was allocated to the goodwill (note 15) arising from the acquisition of Aliança.

In September 2025, the energy assets of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant were transferred from Vale S.A. to Aliança and, the Company concluded the transaction for the amount of R$4,616 (US$871 million), comprised by a cash inflow of R$5,332 (US$1,006 million), net of a reduction of R$716 (US$135 million) in the remaining investment in Aliança due to a loan assumed by the investee in the context of the transaction.

As a result of the transaction, Vale recognized a loss of R$472 (US$89 million) in the income statement as "Impairment and result on disposal of non-current assets, net", and lost control over Aliança. Consequently, the Company will no longer consolidate Aliança, with the remaining interest accounted for as an associate by the equity method.

The effects of this transaction are summarized below:

September, 2025
Cash received	5,332
Fair value of 30% interest retained	1,262
(-) Derecognition of Aliança’s net assets	(7,066)
Loss on the transaction	(472)

b) Purchase of equity interest in Anglo American Minério de Ferro Brasil S.A. (“Anglo American Brasil”) – In February 2024, the Company entered into a binding agreement with Anglo American plc for the purchase of 15% interest in Anglo American Brasil, the company that currently owns the Minas-Rio complex (“Minas-Rio”), in Brazil. The transaction was concluded in December 2024, and under the terms agreed, Vale contributed with Serra da Serpentina iron ore resources in the amount of R$4,573 (US$750 million) and paid R$181 (US$30 million) in cash. Additionally, depending on future iron ore prices over the next four years, there may be an adjustment to the transaction price and the fair value adjustments of this mechanism will be recognized in the Company's income statement, if any.

90

As a result of the transaction, Vale recognized a gain of R$3,815 (US$626 million) in the income statement as "Impairment and result on disposal of non-current assets, net" due to the difference between the fair value and the carrying amount of the iron ore resources of Serra da Serpentina, which were contributed to Anglo American Brasil as part of the consideration transferred for the equity interest acquired.

The Company will also receive its pro-rata share of Minas-Rio's production, in addition to holding an option to purchase an additional 15% shareholding in Anglo American Brasil. The exercise price of the option will be the fair value, calculated at the time of exercise.

Upon completion of the transaction, Anglo American Brasil has become an associate of Vale, and the investment is accounted for equity method due to the significant influence exercised by Vale in the investee.

c) Divestment on Vale Oman Distribution Center (“VODC”) – VODC operates a maritime terminal with access to the Port of Sohar in Oman, featuring a deep-water jetty and an integrated iron ore blending and distribution center with a nominal capacity of 40 Mtpy.

In August 2024, the Company established a joint venture with AP Oryx Holdings LLC (“Apollo”) through a binding agreement to sell 50% equity interest in VODC for R$3,325 (US$600 million). The transaction was completed in September 2024, reducing Vale’s stake in VODC from 100% to 50% and changing its status from a subsidiary to a joint venture.

With this transaction, Vale shared control over VODC with Apollo and, from then on, will no longer consolidate VODC, which will be accounted for as a joint venture using the equity method.

As a result of the transaction, the Company recognized a gain of R$6,776 (US$1,222 million) in the income statement as "Impairment and result on disposal of non-current assets, net". This gain is due to (i) the result of the sale of the equity interest in the amount of R$3,078 (US$555 million), (ii) the result of the remeasurement to fair value of the remaining interest in the amount of R$3,078 (US$555 million), and (iii) the reclassification to income statement of the cumulative translation adjustments in the amount of R$620 (US$112 million). The effects of this transaction are summarized below:

September 26, 2024
Sale of the 50% equity interest
Cash received	3,325
Derecognition of VODC’s net assets	(247)
Gain on sale of equity interest	3,078

Remeasurement of the 50% interest retained
Fair value of 50% interest retained	3,325
Derecognition of VODC’s net assets	(247)
Gain on remeasurement of equity interest	3,078

Other effects of the deconsolidation
Gain on the reclassification of cumulative translation adjustments	620
Gain on the transaction recorded in the income statement	6,776

d) Divestment on PT Vale Indonesia Tbk (“PTVI”) – In June 2024, the Company reduced its interests in PTVI in approximately 10.5%. This divestment was carried out through (i) the issuance of PTVI’s new shares, thereby diluting Vale in 2.1%, and (ii) by the direct sale of 8.4% of Vale’s shares to MIND ID. As a result of the transaction, MIND ID became PTVI's largest shareholder, holding approximately 34.0% of the issued shares, with the Company and SMM holding approximately 33.9% and 11.5%, respectively. The completion of the transaction satisfied a key condition for PTVI to extend its mining license until 2035, with potential extension beyond this period subject to certain requirements.

With the transaction, Vale received R$862 (US$155 million) for its shares and lost control over PTVI, which was accounted for as an associate under the equity method due to the significant influence retained by Vale over PTVI.

As result, in June 2024, the Company recognized a gain of R$5,710 (US$1,059 million) in the income statement as "Impairment and result on disposal of non-current assets, net". This gain was due to the reclassification of cumulative translation adjustments of R$5,728 (US$1,063 million) and the gain on remeasurement of the interest retained at fair value of the R$3,654 (US$657 million), net of the loss on the reduction in PTVI stake in the amount of R$3,672 (US$661 million). The effects of this transaction are summarized below:

91

June 28, 2024
Cash consideration received	862
Fair value of 33.9% interest retained (i)	10,621

Effects of the deconsolidation:
Derecognition of net assets of PTVI	(20,551)
Gain on derecognition of noncontrolling shareholders	9,050
Gain on the reclassification of cumulative translation adjustments	5,728
Gain on the transaction recorded in the income statement	5,710

(i) The fair value of the 33.9% retained interest was estimated based on a third-party valuation report. The valuation considered the discounted cash flow method. The key assumptions considered were (i) discount rate of 7.75% with incremental risk premium of around 1.00% on certain assets, (ii) asset life through to 2065, and (iii) range of expected nickel prices from US$/t 17,501 to US$/t 21,000.

e) Strategic partnership in the Vale Base Metals business – In July 2023, the Company signed a binding agreement with Manara Minerals, a joint venture between Ma’aden and Saudi Arabia’s Public Investment Fund, under which Manara Minerals would make an equity investment in Vale Base Metals Limited (“VBM”), the holding entity for Vale’s Vale Base Metals Business that was a wholly owned subsidiary. At the same time, Vale and Engine No. 1 entered into another binding agreement for an equity investment in VBM.

In April 2024, the Company concluded the transaction with Manara Minerals to sell 10% of the business for R$12,697 (US$2,455 million), which was fully contributed to VBM thereby diluting Vale to a 90% equity interest, retaining control over VBM. As a result, Vale recognized a gain from the sale in the amount of R$4,593 (US$895 million), of which R$7,828 (US$1,514 million) was attributable to noncontrolling interests recorded in the equity as "Transactions with noncontrolling interests".

Additionally, in April 2024, Vale and Engine No. 1 agreed to not proceed with the transaction, which was discontinued, without any penalties to both parties.

f) Mineração Rio do Norte S.A. (“MRN”) – In November 2023, Vale concluded the sale of its 40% interest in MRN, which has been impaired in full since 2021, to Ananke Alumina S.A. (“Ananke”), an associate of Norsk Hydro ASA. At closing of the transaction, Vale paid R$351 (US$72 million) to the buyer, resulting in a loss of R$420 (US$87 million) recorded in the income statement for the year ended December 31, 2023, as “Equity results and other results in associates and joint ventures”.

g) Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023, OQ Group exercised their option to sell its 30% noncontrolling interest held in VOPC, a subsidiary consolidated by the Company. As a result, in April 2023, the Company completed the transaction and acquired the minority interest previously held by the OQ Group for R$653 (US$130 million), resulting in a gain of R$15 (US$3 million), recorded in equity as “Transactions with of noncontrolling interests”, since it resulted from a transaction between shareholders. Upon closing, Vale owns 100% of VOPC's share capital.

h) Companhia Siderúrgica do Pecém (“CSP”) – In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. (“ArcelorMittal”) for the sale of CSP. Following the terms of the agreement, the Company has impaired its investment in full, with an impact of R$553 (US$111 million) and recorded a provision for accounts receivable with CSP in the amount of R$132 (US$24 million), both recorded in the income statement for the year ended December 31, 2022.

In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal, for R$5,637 (US$1,082 million), which was fully used to prepay most of the outstanding net debt of R$5,983 (US$1,149 million). The remaining balance was settled by the shareholders and so Vale disbursed R$346 (US$67 million) upon completion of the transaction. The Company also derecognized its financial liability related to the guarantee granted to CSP, leading to a gain of R$160 (US$31 million) recorded as “Equity results and other results in associates and joint ventures” for the year ended December 31, 2023.

92

Accounting policy

Business combinations - The acquisition method of accounting is used to account for all business combinations, irrespective of whether equity instruments or other assets are acquired. The consideration transferred for acquiring a subsidiary comprises (i) the fair values of the assets transferred; (ii) assumed liabilities of the acquired business; (iii) equity interests issued to the Company; (iv) the fair value of any asset or liability resulting from a contingent consideration arrangement; and (v) the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, initially measured at their fair values on the acquisition date. The Company recognizes any noncontrolling interest in the acquired entity on an acquisition-by-acquisition basis, either at fair value or at the noncontrolling interest’s proportionate share of the acquired entity’s net identifiable assets.

Discontinued operations - The designation as a discontinued operation occurs either upon disposal or when the operation meets the criteria for classification as held for sale if this condition is met earlier. A discontinued operation refers to a component of a Company's business that encompasses cash flows and operations distinguishable from the remainder of the Company, representing a significant separate line of business or geographical area of operations.

The results of discontinued operations are presented in a single amount in the income statement, including the post-tax results of these operations, net of any impairment loss. Cash flows related to operating, investing, and financing activities of discontinued operations are disclosed in a separate note.

Upon classifying an operation as discontinued, the income statements for prior periods are restated as if the operation had been discontinued since the beginning of the comparative period.

Any noncontrolling interest associated with a group disposal held for sale is presented in equity and is not reclassified in the statement of financial position.

32. Employee benefits

				Consolidated
		Current liabilities		Non-current liabilities
December 31,	Notes	2025	2024	2025	2024
Payroll, related charges and other remunerations	32(a)	5,580	5,783	–	–
Charges related to share-based payments	32(b)	280	98	–	–
Employee post-retirement obligation	32(c)	374	385	6,680	6,925
		6,234	6,266	6,680	6,925

				Parent company
		Current liabilities		Non-current liabilities
December 31,	Notes	2025	2024	2025	2024
Payroll, related charges and other remunerations	32(a)	3,862	3,743	–	–
Charges related to share-based payments	32(b)	21	46	–	–
Employee post-retirement obligation	32(c)	142	136	2,489	2,205
		4,025	3,925	2,489	2,205

a) Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the profit sharing program R$3,498 (US$628 million), R$3,304 (US$611 million) and R$2,797 (US$557 million) for the years ended on December 31, 2025, 2024 and 2023, respectively.

Compensation Associated with ESG Performance Targets

Currently, the Company aligns the compensation programs with the business strategy and the objective of making Vale a safer company. Since 2020, the Company has been following new standards for executive compensation. For short-term compensation, at least 30% of performance targets are driven by ESG metrics and directly related to safety, risk management and sustainability targets.

93

b) Share-based payments

For the long-term incentive programs, the Company compensation plans include Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis in the income statement, with a corresponding entry in equity, over the three-year required service period, net of estimated losses.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market. If the shares acquired are held for a period of three years, obeying the program rules, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired.

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date.

	2025 Program	2024 Program	2023 Program
Granted shares	2,453,783	2,244,659	1,330,503
Share price	57.69	60.05	81.82

Performance Shares Units (“PSU”)

Under the PSU, eligible executives can earn, after a three-year vesting cycle, an award in common shares conditioned to Vale's performance factor measured based on Total Shareholder Return ("TSR"), ROIC and Environmental, Social and Governance ("ESG") metrics.

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

	2025 Program	2024 Program	2023 Program
Granted shares	1,973,979	1,873,175	1,177,755
Date shares were granted	May 6, 2025	April 29, 2024	January 2, 2023
Share price	53.00	63.90	88.88
Expected volatility	33.82%	35.60%	48.33%
Expected term (in years)	3	3	3
Expected shareholder return indicator	87.67%	66.95%	72.42%
Expected performance factor	111.14%	112.13%	83.21%

c) Employee post-retirement obligation

In Brazil, the management of the pension plans is the responsibility of Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”) - The Company's employees participating in Valia are associated, for the most part, with the Vale Mais plan, which has a defined benefit component (settled benefit from the former Defined Benefits Plan and specific benefit to cover death, disability retirement and sickness benefit) and defined contribution component (for programmable benefits). The Valiaprev plan is similar to the Vale Mais plan, with the exception of not having the benefit settled and the sickness benefit. Both Vale Mais and Valiaprev plans were overfunded as of December 31, 2025 and 2024.

Defined benefit plan (“Plano BD”) - The Plano BD is closed to new entrants since 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as of December 31, 2025 and 2024 and the contributions made by the Company are not material.

94

“Abono complementação” benefit plan - The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia regular payments. The “Abono complementação” benefit was overfunded as of December 31, 2025 and 2024.

Other benefits - The Company sponsors medical plans for employees that meet specific criteria and for employees who use the “abono complementação” benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future obligations. As those benefits are related to health care plans they have nature of underfunded benefits, and are presented as underfunded plans as of December 31, 2025 and 2024.

The foreign plans are managed in accordance with their region. They are divided between plans in Canada, USA and UK. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The majority of foreign defined benefit plans are underfunded as of December 31, 2025 and 2024 and just two overfunded plans as of December 31, 2025 and 2024.

In December 2023, the Company entered into annuity contracts to transfer R$4,178 (US$836 million) of pension plan obligations and its associated assets. This transaction triggered a settlement and remeasurement of the pension plan, and as a result, the Company recognized a non-cash loss of R$25 (US$5 million) in the income statement as “Other expenses”, measured by the difference between the premium and the obligations transferred.

Employers’ disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

i. Evolution of present value obligation

	Consolidated	Parent company
Benefit obligation as of December 31, 2023	32,849	18,460
Service costs	227	29
Past service costs	(9)	–
Interest costs	2,284	1,541
Benefits paid	(3,576)	(2,420)
Effect of changes in the actuarial assumptions	(1,791)	(1,813)
Administrative cost and taxes	56	–
Translation adjustment	2,589	–
Benefit obligation as of December 31, 2024	32,629	15,797
Service costs	196	15
Interest costs	2,385	1,702
Benefits paid	(3,312)	(2,328)
Effect of changes in the actuarial assumptions	190	547
Administrative cost and taxes	38	–
Translation adjustment	(1,105)	–
Benefit obligation as of December 31, 2025	31,021	15,733

95

ii. Evolution of assets fair value

	Consolidated	Parent company
Fair value of plan assets as of December 31, 2023	31,337	20,040
Interest income	2,260	1,671
Employer contributions	554	212
Benefits paid	(3,576)	(2,420)
Return on plan assets (excluding interest income)	(1,370)	(2,028)
Translation adjustment	2,123	–
Fair value of plan assets as of December 31, 2024	31,328	17,475
Interest income	2,482	1,906
Employer contributions	424	216
Benefits paid	(3,312)	(2,328)
Return on plan assets (excluding interest income)	(22)	161
Translation adjustment	(793)	–
Fair value of plan assets as of December 31, 2025	30,107	17,430

iii. Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated		Parent company
December 31,	2025	2024	2025	2024
Movements of assets ceiling
Balance at beginning of the year	5,329	5,194	4,019	4,323
Interest income	575	403	430	356
Changes on asset ceiling	(338)	(442)	(285)	(660)
Translation adjustment	(79)	174	–	–
Balance at end of the year	5,487	5,329	4,164	4,019

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(31,021)	(32,629)	(15,733)	(15,797)
Fair value of assets	30,107	31,328	17,430	17,475
Effect of the asset ceiling	(5,487)	(5,329)	(4,164)	(4,019)
Liabilities, net	(6,401)	(6,630)	(2,467)	(2,341)

Current assets	166	–	164	–
Non-current assets	487	680	–	–
Assets	653	680	164	–
Current liabilities	(374)	(385)	(142)	(135)
Non-current liabilities	(6,680)	(6,925)	(2,489)	(2,206)
Liabilities	(7,054)	(7,310)	(2,631)	(2,341)

iv. Costs recognized in the income statement

	Consolidated
Year ended December 31,	2025	2024	2023
Service cost	196	227	197
Interest expense	2,385	2,284	2,465
Interest income	(2,482)	(2,260)	(2,562)
Interest expense on effect of (asset ceiling) / onerous liability	575	403	522
Others	–	22	69
Total of cost, net	674	676	691

96

	Parent company
Year ended December 31,	2025	2024
Service cost	15	29
Interest expense	1,702	1,541
Interest income	(1,906)	(1,671)
Interest expense on effect of (asset ceiling) / onerous liability	430	356
Total of cost, net	241	255

v. Costs recognized in the statement of comprehensive income

	Consolidated
Year ended December 31,	2025	2024	2023
Balance at beginning of the year	(178)	(944)	(560)
Effect of changes actuarial assumptions	(190)	1,791	(3,209)
Return on plan assets (excluding interest income)	(22)	(1,370)	1,646
Change of asset ceiling	338	442	1,100
Others	(7)	(9)	(40)
	119	854	(503)
Deferred income tax	(14)	(271)	172
Other comprehensive income	105	583	(331)
Translation adjustments	(73)	183	(53)
Accumulated other comprehensive income	(146)	(178)	(944)

	Parent company
Year ended December 31,	2025	2024
Balance at beginning of the year	(1,268)	(1,569)
Effect of changes actuarial assumptions	(547)	1,813
Return on plan assets (excluding interest income)	161	(2,028)
Change of asset ceiling	285	660
Others	2	8
	(99)	453
Deferred income tax	34	(152)
Other comprehensive income	(65)	301
Accumulated other comprehensive income	(1,333)	(1,268)

vi. Risks related to plans

The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This obligation is achieved by conducting audits and assessments of internal controls, which aim to mitigate operational market and credit risks. Risks are presented as follow:

Legal - Lawsuits: issuance of periodic reports to the audit and Board of Directors, including the lawyers' analysis of the chances of success (remote, probable or possible), focusing on the administrative decision on provisions. Promote and monitor adaptations to new legal obligations and monitor compliance with established legal obligations. Due diligence of third parties from the perspective of the Integrity Program.

Actuarial - The annual actuarial evaluation of the benefit plans comprises the assessment of taxes, income and adequacy of the costing plans. Technical study of compliance with the assumptions adopted in the actuarial evaluation of benefit plans prepared by an external actuary, in accordance with current legislation. Monitoring of biometric, demographic and economic-financial assumptions.

Market – Technical allocation studies are carried out with the objective of evaluating investment portfolios of the different obligations of the plans and projecting the future result of these portfolios. Asset Liability Management studies are carried out for defined benefit type obligations (Asset Liability Management study), while for defined contribution type obligations there are efficient frontier studies (investment profiles) and glidepath (life cycles). Periodic monitoring of the plans' short-term market risk based on risk indicators (VaR - Value at Risk, Benchmark VaR, Maximum Drawdown, Stress Tests, among others).

97

Credit - Risk classification of securities from corporate and bank issuers based on quantitative and qualitative assessments of the credit risk of the issuer, the asset and its guarantees, from acquisition to maturity. This internal rating sensitizes provisions for credit risk losses, as well as verified defaults, in accordance with current legislation. Provisions for loan losses with participants are realized based on default verified in payments.

Liquidity - Technical study of the liquidity of plans with defined benefit obligations, focusing on the long term, whose objective is to verify the sufficiency of the assets in fulfilling the plan's obligations. Monitoring of short-term liquidity with a focus on cash available to meet plan obligations for the coming years. The defined contribution bond portfolios (investment profiles and life cycles) have assets available for sale at any time in normal market situations.

vii. Actuarial and economic assumptions and sensitivity analysis

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, mortality and disability.

The economic and actuarial assumptions adopted have been formulated considering the long-term period for maturity and should therefore be analyzed accordingly. In the short term they may not be realized.

The following assumptions were adopted in the assessment:

	Brazil		Foreign
December 31,	2025	2024	2025	2024
Discount rate to determine benefit obligation	10.27% - 11.70%	11.07% - 12.12%	4.85% - 4.90%	4.66% - 4.72%
Nominal average rate to determine expense/ income	10.38% - 11.70%	11.07% - 12.12%	4.66% - 4.72%	4.61%
Nominal average rate of salary increase	2.90% - 5.57%	3.50% - 5.57%	3.00%	3.10%
Nominal average rate of benefit increase	3.41% - 4.00%	3.50% - 4.25%	3.00%	3.00%
Immediate health care cost trend rate	5.99%	6.61%	4.50%	4.50%
Ultimate health care cost trend rate	5.99%	6.61%	4.50%	4.39%
Nominal average rate of price inflation	2.90% - 4.00%	3.50% - 4.25%	2.06%	2.08%

For the sensitivity analysis, the Company applies the effect of 1.0% in nominal discount rate to the present value of the Company´s actuarial liability. The effects of this analysis on the Company´s actuarial liability and assumptions adopted are as follows:

	Brazil	Foreign
December 31,	2025	2025
Nominal discount rate - 1% increase
Actuarial liability adjusted for sensitivity test	15,213	13,611
Assumptions made	11.98%	5.87%

Nominal discount rate - 1% reduction
Actuarial liability adjusted for sensitivity test	16,862	17,099
Assumptions made	9.81%	3.87%

viii. Assets of pension plans

Brazilian plan assets as of December 31, 2025 and 2024 includes respectively (i) investments in a portfolio of Vale’s share and other instruments in the amount of R$0 (US$0) and R$145 (US$23 million), which are presented as “plans' own portfolio” and (ii) Brazilian Federal Government securities in the amount of R$27,320 (US$4,965 million) and R$24,428 (US$3,945 million), which are presented as “Debt securities - governments”.

98

Foreign plan assets as of December 31, 2025 and 2024 includes Canadian Government securities in the amount of R$4,765 (US$866 million) and R$3,139 (US$507 million), respectively.

ix. Assets by category

Assets by category are as follows:

	Consolidated
December 31,	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	–	358	–	358	–	223	–	223
Equity securities	–	–	–	–	979	–	–	979
Debt securities - Corporate	–	184	–	184	–	1,918	–	1,918
Debt securities - Government	14,746	2,173	2,592	19,511	15,736	3,065	–	18,801
Investments funds - Fixed Income	8,550	–	–	8,550	7,215	–	–	7,215
Investments funds - Equity	1,432	–	–	1,432	2,329	6	–	2,335
International investments	399	–	396	795	341	–	725	1,066
Structured investments - Private Equity funds	–	–	1,023	1,023	–	285	267	552
Structured investments - Real estate funds	–	847	429	1,276	–	–	–	–
Real estate	–	–	1,014	1,014	–	–	1,578	1,578
Loans to participants	–	–	998	998	–	–	885	885
Other	–	–	5,789	5,789	–	–	6,440	6,440
Total	25,127	3,562	12,241	40,930	26,600	5,497	9,895	41,992
Funds not related to risk plans (i)				(10,823)				(10,664)
Fair value of plan assets at end of year				30,107				31,328

	Parent company
	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity securities	–	–	–	–	13	–	–	13
Debt securities - Corporate	–	184	–	184	–	314	–	314
Debt securities - Government	14,746	–	–	14,746	15,662	–	–	15,662
Investments funds - Fixed Income	8,550	–	–	8,550	7,215	–	–	7,215
Investments funds - Equity	1,432	–	–	1,432	2,329	–		2,329
International investments	399	–	–	399	341	–		341
Structured investments - Private Equity funds	–	–	197	197	–	–	267	267
Real estate	–	–	1,014	1,014	–	–	1,114	1,114
Loans to participants	–	–	998	998	–	–	885	885
Total	25,127	184	2,209	27,520	25,560	314	2,266	28,140
Funds not related to risk plans (i)				(10,090)				(10,666)
Fair value of plan assets at end of year				17,430				17,475

(i) Financial investments not related to coverage of plans. Funds are related to the Company´s unconsolidated entities and former employees.

Measurement of plan assets at fair value with no observable market variables (level 3) are as follows:

99

	Consolidated
	Private equity funds	International investments	Structured investments - Real estate funds	Real estate	Loans to participants	Debt securities - Government	Others	Total
Balance as of December 31, 2023	1,238	–	–	1,551	790	–	634	4,213
Transfer	(987)	987	–	–	–	–	–	–
Return on plan assets	(65)	(280)	–	4	126	–	(22)	(237)
Assets purchases	1	–	–	18	332	–	–	351
Assets sold during the year	(21)	–	–	(67)	(363)	–	–	(451)
Translation adjustment	101	18	–	72	–	–	846	1,037
Transfer between fair value levels	–	–	–	–	–	–	4,982	4,982
Balance as of December 31, 2024	267	725	–	1,578	885	–	6,440	9,895
Transfer	–	(257)	419	(419)	–	257	–	–
Return on plan assets	69	–	17	16	132	–	67	301
Assets purchases	838	6	–	212	1,336	2,374	–	4,766
Assets sold during the year	(140)	–	–	(327)	(1,355)	–	–	(1,822)
Translation adjustment	(11)	(78)	(7)	(46)	–	(39)	(718)	(899)
Balance as of December 31, 2025	1,023	396	429	1,014	998	2,592	5,789	12,241

	Parent company
	Private equity funds	Real estate	Loans to participants	Total
Balance as of December 31, 2023	352	1,153	790	2,295
Return on plan assets	(65)	10	126	71
Assets purchases	1	18	332	351
Assets sold during the year	(21)	(67)	(363)	(451)
Balance as of December 31, 2024	267	1,114	885	2,266
Return on plan assets	69	16	132	217
Assets purchases	1	212	1,336	1,549
Assets sold during the year	(140)	(328)	(1,355)	(1,823)
Balance as of December 31, 2025	197	1,014	998	2,209

x. Disbursement of future cash flow

Vale expects to disburse R$316 (US$57 million) in 2026 in relation to pension plans and other benefits.

xi. Expected benefit payments

The expected benefit payments, which reflect future services, are as follows:

	Consolidated	Parent company
2026	1,931	1,693
2027	1,947	1,703
2028	1,957	1,707
2029	2,016	1,711
2030	2,017	1,712
2031 and thereafter	9,744	8,438

100

Accounting policy

i. Current benefits – wages, vacations and related taxes

Payments of benefits such as wages or accrued vacation, as well the related social security taxes over those benefits are recognized monthly in income, on an accrual basis.

ii. Current benefits – profit sharing program

The Company has the Annual Incentive Program (AIP) based on Team and business unit’s contribution and Company-wide performance through operational cash generation. The Company makes an accrual based on evaluation periodic of goals achieved and Company result, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The accrual is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee.

iii. Non-current benefits – share-based payments

The Company has established a procedure for awarding certain eligible executives (Matching and Performance Share Unit (“PSU”) Programs) with the goal of encouraging employee retention and optimum performance. Share-based long-term compensation programs are equity-settled, under which the Company receives employee services as consideration for equity instruments. The fair value of employee services received in exchange for the grant of options is recognized as an expense. The total amount of expenses is recognized during the period in which the right is acquired; period during which the specific vesting conditions are met.

iv. Non-current benefits – pension costs and other post retirement benefits

The Company has several retirement plans for its employees.

For defined contribution plans, the Company's obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled into these plans.

For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the statement of financial position represents the present value of the defined benefit obligation as of that date, less the fair value of plan assets. The Company recognized in the income statement the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year.

For overfunded plans, the Company recognizes the net defined benefit assets limited to the present value of the economic benefits available as refunds or reductions in future contributions, considering minimum funding requirements applicable. For underfunded plans, the Company recognizes net defined benefit liabilities. The gain or loss on recognition/remeasurement of these net assets/liabilities are recognized in income statement or in comprehensive income, when arising from the actuarial valuation.

101

Critical accounting estimates and judgments

Post retirement benefits for employees - The amounts recognized depend on several factors that are determined based on actuarial calculations using various assumptions in order to determine costs and liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

At the end of each year the Company and external actuaries review the assumptions that will be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and the future values of estimated cash outflows, which are recorded in the plan obligations.

33. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relate to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a) Transactions with related parties

	Consolidated
Year ended December 31,	2025			2024			2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Associates and Joint Ventures
Companhia Siderúrgica do Pecém	–	–	–	–	–	–	484	–	–
Aliança Geração de Energia S.A.	–	–	–	–	(323)	–	–	(627)	–
Pelletizing companies (i)	–	(207)	(203)	–	(1,661)	(139)	–	(1,132)	(194)
MRS Logística S.A.	–	(2,557)	–	–	(2,311)	–	–	(2,246)	–
Norte Energia S.A.	–	(388)	–	1	(357)	–	–	(532)	–
Vale Oman Distribution Center (ii)	–	(1,539)	–	–	(377)	–	–	–	–
VLI	1,786	(270)	(26)	1,933	(140)	(13)	1,598	(146)	(13)
PTVI	–	(3,575)	–	–	(2,265)	–	–	–	–
Anglo American	–	(1,289)	71	–	–	–	–	–	–
Aliança Geração de Energia S.A.	–	(338)	–	–	–	–	–	–	–
Other	146	(4)	–	156	(43)	1	157	(55)	5
	1,932	(10,167)	(158)	2,090	(7,477)	(151)	2,239	(4,738)	(202)
Shareholders
Bradesco	–	–	1,240	–	–	(2,287)	–	–	1,018
Mitsui	820	–	–	1,340	–	–	1,393	–	–
Cosan	46	(93)	–	18	(18)	–	52	(56)	–
Banco do Brasil	–	–	51	–	–	8	–	–	2
	866	(93)	1,291	1,358	(18)	(2,279)	1,445	(56)	1,020
Total	2,798	(10,260)	1,133	3,448	(7,495)	(2,430)	3,684	(4,794)	818

102

	Parent company
Year ended December 31,	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	111,383	–	(3,509)	120,251	–	(2,641)
Aliança Geração de Energia S.A.	–	(485)	–	–	(303)	–
Companhia Portuária da Baía de Sepetiba	5	(590)	–	5	(454)	–
Investment fund	–	–	(367)	–	–	(308)
Other	257	(340)	63	168	(172)	3
	111,645	(1,415)	(3,813)	120,424	(929)	(2,946)
Associates and Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(323)	–
Pelletizing companies (i)	–	(207)	(33)	–	(1,661)	(40)
MRS Logística S.A.	–	(2,557)	–	–	(2,311)	–
Norte Energia S.A.	–	(388)	–	1	(357)	–
VLI	1,786	(212)	(26)	1,933	(93)	(13)
Anglo American	–	(1,289)	1	–	–	–
Aliança Geração de Energia S.A.	–	(338)	–	–	–	–
Other	146	(4)	–	156	(37)	1
	1,932	(4,995)	(58)	2,090	(4,782)	(52)
Shareholders
Bradesco	–	–	1,236	–	–	(2,301)
Cosan	20	(67)	–	14	(18)	–
Banco do Brasil	–	–	50	–	–	4
	20	(67)	1,286	14	(18)	(2,297)
Total	113,597	(6,477)	(2,585)	122,528	(5,729)	(5,295)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

(ii) In 2023, Vale Oman Distribution Center was an indirect subsidiary of Vale S.A.

103

b) Outstanding balances with related parties

	Consolidated
	Assets
December 31,	2025			2024
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Associates and Joint Ventures
Pelletizing companies (i)	–	–	38	–	–	210
MRS Logística S.A.	–	1	49	–	79	201
VLI	–	224	–	–	119	–
PTVI	–	4	–	–	3	–
Anglo American	–	–	1,397	–	–	923
Other	–	34	47	–	30	10
	–	263	1,531	–	231	1,344
Shareholders
Bradesco	5,522	–	449	1,616	–	100
Banco do Brasil	1,024	–	50	134	–	–
Mitsui	–	271	–	–	41	–
Cosan	–	–	–	–	16	–
	6,546	271	499	1,750	57	100
Pension plan	–	97	–	–	97	–
Total	6,546	631	2,030	1,750	385	1,444

	Consolidated
	Liabilities
December 31,	2025		2024
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Associates and Joint Ventures
Pelletizing companies (i)	156	1,293	304	1,803
MRS Logística S.A.	136	–	198	–
Vale Oman Distribution Center	271	–	271	–
VLI	16	446	11	292
PTVI	319	–	414	–
Anglo American	152	–	–	–
Other	236	1	151	1
	1,286	1,740	1,349	2,096
Shareholders
Cosan	–	–	5	–
Bradesco	–	133	–	1,008
	–	133	5	1,008
Pension plan	–	–	66	–
Total	1,286	1,873	1,420	3,104

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

104

	Parent company
	Assets
December 31,	2025			2024
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Subsidiaries
Vale International S.A.	–	12,332	–	–	24,768	–
Minerações Brasileiras Reunidas S.A.	–	–	76	–	–	285
Salobo Metais	–	1,156	–	–	1,165	–
Other	–	27	74	–	58	185
	–	13,515	150	–	25,991	470
Associates and Joint Ventures
Pelletizing companies (i)	–	–	38	–	–	210
MRS Logistica S.A.	–	1	3	–	79	38
VLI	–	224	–	–	119	–
Anglo American	–	–	34	–	–	–
Other	–	34	47	–	30	10
	–	259	122	–	228	258
Shareholders
Bradesco	2,540	–	449	945	–	100
Cosan	–	–	–	–	13	–
Banco do Brasil	523	–	50	38	–	–
	3,063	–	499	983	13	100
Pension Plan	–	97	–	–	97	–
Total	3,063	13,871	771	983	26,329	828

105

	Parent company
	Liabilities
December 31,	2025			2024
	Supplier and contractors	Export Pre-Payments	Financial instruments and other liabilities	Supplier and contractors	Loans	Financial instruments and other liabilities
Subsidiaries
Vale International S.A.	–	65,515	5,296	–	73,707	5,923
Salobo Metais	9	–	135	9	–	135
Investment fund	–	–	2,285	–	–	3,380
Other	148	–	127	205	–	138
	157	65,515	7,843	214	73,707	9,576
Associates and Joint Ventures
Pelletizing companies (i)	156	–	–	304	–	–
MRS Logística S.A.	136	–	–	198	–	–
VLI	14	–	446	10	–	292
Anglo American	152	–	–	–	–	–
Other	185	–	1	99	–	1
	643	–	447	611	–	293
Shareholders
Bradesco	–	–	133	–	–	1,008
Cosan	–	–	–	2	–	–
	–	–	133	2	–	1,008
Pension plan	–	–	–	61	–	–
Total	800	65,515	8,423	888	73,707	10,877

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

Year ended December 31,	2025	2024	2023
Short-term benefits:
Wages	44	53	54
Direct and indirect benefits	5	7	7
Profit sharing program (“PLR”)	35	57	53
	84	117	114
Long-term benefits:
Shares based	49	57	68

Severance	46	18	10
	179	192	192

106

FINANCIAL STATEMENTS

DECEMBER 31, 2025

Basis of preparation and other requirements

107

34. Basis of preparation of the financial  statements

The consolidated and individual financial statements of the Company ("financial statements") have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), in accordance with the accounting practices adopted in Brazil, issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM").

The financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2025. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

All material information for the financial statements, and only this information, are presented and consistent to those used by the Company's Management.

These financial statements were authorized for issue by the Board of Directors on February 12, 2026.

a) New and amended standards

CPC 51 – Presentation and Disclosure in Financial Statements

In December 2025, the CPC issued CPC 51 – Presentation and Disclosure in Financial Statements, a standard equivalent to IFRS 18 – Presentation and Disclosure in Financial Statements, which will replace CPC 26 (R1)/IAS 1 – Presentation of Financial Statements. CPC 51/IFRS 18 introduces new requirements for the presentation of the statement of profit or loss, requires disclosures about management-defined performance measures, and includes new requirements regarding the aggregation and disaggregation of information in the financial statements. This standard will be effective as of January 1, 2027. The Company is assessing the impacts of this standard on the presentation and disclosures of its Financial Statements.

Technical Guidance OCPC 10 – Carbon Credits (tCO₂e), Emission Allowances, and Decarbonization Credits (CBIO)

Technical Guidance OCPC 10 – Carbon Credits (tCO₂e), Emission Allowances, and Decarbonization Credits (CBIO) is effective beginning with these financial statements. There were no material changes in Vale’s accounting policies as a result of this technical guidance.

Other recently issued or amended accounting standards

Certain new accounting standards, amendments and interpretations have been published recently, however, have not materially impacted these financial statements. The Company did not early adopt any standards and does not expect that other standards already issued and not yet mandatory will have a material impact in future reporting periods.

b) Principles of consolidation

The Company's financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect subsidiaries (“subsidiaries”). Intercompany balances and transactions, which include unrealized profits, are eliminated. A list of the most relevant companies, including associates and joint ventures, and the financial policies applied in preparing the consolidated financial projections are described in note 30.

c) Functional currency and presentation currency

The financial statements of the Company and its subsidiaries, associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these financial statements are presented in United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The income statement and cash flows statements of the Parent Company and its investees which have a functional currency other than US$ are translated into US$ at the average monthly exchange rate, the assets and liabilities are translated at the final rate and the other equity items are translated at the historical rate. All monetary exchange differences are recognized in comprehensive income as “Translation adjustments”.

When a foreign operation is totally or partially disposed, the monetary exchange differences that were recorded in the equity are recognized in the income statement for the year, see accounting policy in note 30 of these financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

	Closing rate			Average rate
Year ended December 31,	2025	2024	2023	2025	2024	2023
US Dollar ("US$")	5.5024	6.1923	4.8413	5.5855	5.3920	4.9954
Canadian dollar ("CAD")	4.0187	4.3047	3.6522	3.9981	3.9342	3.7026
Euro ("EUR")	6.4692	6.4363	5.3516	6.3095	5.8340	5.4023

108

d) Critical accounting estimates and judgments

The preparation of financial statements requires the use of critical accounting estimates and Management also needs to exercise judgment in applying the Company’s accounting policies.

The Company makes estimates about the future based on assumptions. Accounting estimates and judgments are continually evaluated and are based on management's experience and knowledge, information available at the date of the financial statements and other factors, including expectations of future events that are considered reasonable under the circumstances. Accounting estimates, by definition, will seldom equal the actual results.

The areas involving significant estimates or judgments or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions are presented in the following notes:

Note	Significant estimates and judgments
5	Deferred income taxes and uncertain tax positions
12	Impairment of non-current assets
13	Mineral reserves and mines useful life
14	Provision for de-characterization of dam structures and asset retirement obligations
16	Liabilities related to the concession grant
19	Fair values estimate
25	Liabilities related to Brumadinho
26	Liabilities related to associates and joint ventures
27	Litigation
30	Consolidation
32	Employee post-retirement obligation

e) Material accounting policies

The material accounting policies applied in the preparation of these financial statements have been included in the respective notes and are consistent in all years presented.

109

(A free translation of the original in Portuguese)

 Independent auditor's report on the Parent company and consolidated financial statements

To the Board of Directors and Shareholders

Vale S.A.

Opinion

We have audited the accompanying parent company financial statements of Vale S.A. ("Vale" or the "Company"), which comprise the statement of financial position as at December 31, 2025 and the income statement, statements of comprehensive income, changes in equity and cash flows for the year then ended, as well as the accompanying consolidated financial statements of Vale S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated statement of financial position as at December 31, 2025 and the consolidated income statement, consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and of the Company and its subsidiaries as at December 31, 2025, and the financial performance and the cash flows for the year then ended, as well as the consolidated financial performance and the cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) .

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, as applicable to audits of financial statements of public interest entities in Brazil, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

110

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Provisions for de-characterization of dam structures (Note 14(a))

Due to the Brumadinho dam failure, the Company has been working on the de-characterization of tailings dams built using the upstream method located in Brazil. The provision balance for the de-characterization of dams - upstream geotechnical structures, as of December 31, 2025 is R$ 11,536 million.

The measurement of the provision for de-characterization of dams involves critical estimates and assumptions applied by management, as well as a high degree of complexity in the determination of engineering solutions. These structures are at different maturity stages of engineering project.

The measurement of the provision takes into account the evaluation of several significant assumptions, such as: (i) volume of the waste to be removed, based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of equipment used; (vi) advances in geological studies and new hydrological information; and (vii) discount rate update.

Additionally, for the purpose of measuring the provision, the Company relies on internal and external engineering and geology specialists, who work on certain aspects of the de-characterization process that are relevant for the determination and confirmation of significant solutions and assumptions, as well as for the estimate of future costs.

Due to the uncertainties involved in the measurement of this provision, the amounts recognized and disclosed as of December 31, 2025, shall be reassessed on an ongoing basis and could be materially changed in future periods as new facts and circumstances become known.

Due to these aspects, this matter remains an area of focus in our audit.

Our audit procedures included, among others, updating our understanding, evaluating and testing the relevant internal controls established by the Company's management related to the measurement, recognition, and monitoring of the provision for the de-characterization of dams and the corresponding disclosures in the financial statements.

With the support of our engineering specialists, we discussed with management the technical engineering rationale and main assumptions used in the most relevant de-characterization projects, aiming to evaluate the reasonableness of the future cost estimated by the Company's management.

With the support of our specialists, we evaluated the competence, ability, and objectivity of the engineering and geology specialists involved in relevant aspects of the de-characterization process.

We obtained, on a sample basis, the supporting documentation of the costs incurred, and we evaluated the reasonableness of the calculation models, and the significant assumptions used in the engineering projects and technical alternatives, with the involvement of our engineering specialists.

As a result of the procedures performed, we consider that the criteria and assumptions adopted by the Company's management for the purpose of calculating and accounting for these provisions are reasonable and consistent with the information obtained during our work and with the disclosures made in the financial statements.

Tax litigation (Note 27) and uncertain tax positions (Note 5(d))

The Company and its subsidiaries have significant matters of various tax natures (excluding income taxes) under discussion at different levels, for which a provision for tax matters, where the risk of loss was estimated as probable, was recognized. The balance as of December 31, 2025, totaled R$ 1,196 million. Tax contingencies, with risks of losses estimated by management as possible, for which no provision was recorded but disclosed in the financial statements, totaled R$ 39,715 million (Note 27).

Additionally, the Company adopts certain uncertain tax positions in the measurement of income tax ("IRPJ") and social contribution on net income ("CSLL"), for which the final determination will depend on decisions from the tax authorities.

As of December 31, 2025, the liability for IRPJ and CSLL related to uncertain tax positions, estimated by management to be probable that the tax authorities will accept the treatments totaled R$ 48,742 million, as disclosed in the financial statements (Note 5(d)).

The determination of the amounts recorded as a provision for tax litigations mentioned above, as well as the amounts disclosed as contingent liabilities (possible loss) and uncertain tax positions, depends on critical estimates and judgments applied by management regarding the timing, likelihood of loss, likelihood of acceptance by the tax authorities, and amounts.

Furthermore, considering the magnitude of the amounts involved, potential changes in judgments, estimates, or assumptions that influence the determination of the likelihood of loss and the amounts involved could have significant impacts on the Company's financial statements.

In view of the above, this matter was maintained as an area of focus in our audit.

Our audit procedures included, among others, the understanding, evaluating and testing of the relevant internal controls related to tax litigation and uncertain tax positions, as well as evaluating the relevant information technology systems that support these controls.

Based on the list provided by management, we obtained confirmation from all legal advisors, both internal and external, responsible for the Company's tax cases. Additionally, with the support of our tax specialists, we conducted audit procedures on a sample basis regarding the amounts and forecasts used by the Company's management to determine the accounting treatment in the financial statements.

Furthermore, for certain tax proceedings and uncertain IRPJ and CSLL tax positions of greater relevance, we accessed the opinions of other legal advisors to assess the reasonableness of the forecasts made by management, as well as to evaluate the arguments adopted and other past court decisions used by the Company.

We consider that the criteria and assumptions adopted by management for determining the tax provisions, as well as the disclosures presented in the financial statements, including uncertain IRPJ and CSLL tax positions, are consistent with the information obtained during our work.

111

Impairment of goodwill allocated to nickel operations in Canada and other long lived non-financial assets (Note 12)

For the year ended December 31, 2025, the Company performed the impairment test of goodwill, as well as of non-financial assets for which of impairment indicators were identified.

For non-financial assets impairment tests purposes, the Company determined recoverable amounts for each Cash-Generating Unit ('CGU') to which goodwill was allocated. Additionally, the Company conducted impairment tests at the asset levels, primarily related to the nickel operations in Newfoundland and Labrador, Canada. The recoverable amounts were measured at fair value less costs of disposal. As a result of the procedures adopted, the Company recognized a loss of R$ 19,517 million on December 31, 2025.

For the purpose of determining the recoverable amount of these non-financial assets, the Company prepares estimated future cash flows based on budgets approved by the Company's Board of Directors and projected internal and external information, which are sensitive to significant assumptions. Adverse economic conditions may cause these assumptions to differ significantly from those projected by the Company, with a consequent material impact on the financial statements.

Therefore, due to these aspects, this matter was considered a key focus area in our audit.

Our audit procedures included, among others, the understanding, evaluating and testing of relevant internal controls related to the measurement of the recoverable amount of non-financial assets.

We compared the information used in the impairment tests, when applicable, with the budget approved by the Company's Board of Directors and tested the mathematical accuracy of the calculations, as well as discussed the main assumptions used in the cash flow projections.

We also evaluated, with the support of our asset valuation experts, the reasonableness of the calculation models and the significant assumptions used by the Company, and conducted sensitivity tests on these assumptions.

Finally, we reviewed the disclosures made in the explanatory notes.

As a result of the audit procedures performed, we consider that the measurement model and the assumptions adopted by the Company's management to measure the recoverable amounts of non-financial assets, for impairment testing purposes, are consistent with the information obtained during our work, as well as the respective disclosures in the financial statements.

112

Other matters - Statements of Value Added

The parent company and consolidated Statements of Value Added for the year ended December 31, 2025, prepared under the responsibility of the Company's management and presented as supplementary information for IFRS Accounting Standards purposes, were submitted to audit procedures performed in conjunction with the audit of the Company's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added have been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Company's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil and with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Company and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

113

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and its subsidiaries, as a whole, to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 12, 2026

/s/ PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/F-5

/s/ Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

114

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 12, 2026		Director of Investor Relations